
10011181


CRH

Annual Report 2009

PERFORMANCE AND GROWTH

CRH is a diversified building materials group which manufactures and distributes building material products from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal.

Contents

Key Financial Figures 2009

	€ million	
Sales	**17,373**	**-17%**
EBITDA	**1,803**	**-32%**
Operating profit (EBIT)	**955**	**-48%**
Profit before tax	**732**	**-55%**
Operating cashflow *	**1,160**	**+103%**
	cents	
Basic earnings per share	**88.3**	**-58%**
Cash earnings per share	**214.7**	**-38%**
Dividend per share	**62.5**	**-**
	times	
Net Debt/EBITDA	**2.1**	
EBITDA Interest cover	**6.1**	
EBIT Interest cover	**3.2**	
Dividend cover	**1.4**	

** see Finance Review table 3*

CRH at a Glance

Materials

Cement
Aggregates
Asphalt
Readymixed Concrete

CRH operates vertically integrated primary materials businesses with strategically-located long-term reserves in all its major markets. CRH has permitted reserves totalling approximately 14 billion tonnes worldwide: circa 11 billion tonnes in the US and circa 3 billion tonnes in Europe. These materials businesses service both infrastructure and new construction demand.

The Materials strategy is to build and maintain strong vertically integrated businesses with leading market positions. This is achieved by accumulating long-term permitted reserves, continuously investing in plant and equipment for quality, efficiency and customer service, while seeking out value-creating expansion opportunities via greenfield development and acquisitions in selected markets.

Concrete Products

Structural Concrete
Architectural Concrete
Construction Accessories

CRH manufactures structural and architectural concrete products for use in residential, non-residential and infrastructure applications. These include building systems and engineered concrete solutions for use in the electrical, transportation, drainage and communications industries and architectural products to enhance the facade and surroundings of buildings. The construction accessories business produces components to assist in the construction process.

The strategy of these businesses is to build and expand leadership positions in targeted markets in the manufacture of concrete products and related accessories. This is achieved by continuously improving the businesses with state-of-the-art IT; exchange of process and product know-how; leveraging engineering, project management, logistics and marketing skills; while also pursuing new opportunities.

Exterior Products

Clay
Glass
Entrance Control
Building Products

CRH produces a range of complementary value-added building products to complete the building envelope, each of which serves to provide a balanced exposure to demand drivers. Principal products include architectural glass, clay brick and block, and entrance control products. Additional products include insulation and climate control products.

The strategy of the Exterior Products businesses is to develop current strong positions and to seek new platforms for growth in these complementary product segments. This is achieved by increasing the penetration of CRH products; edge-expansion into new architectural products and solutions; developing positions to benefit from scale and best practice, and creating competitive advantage through product, process and end-use innovation.

Distribution

Builders Merchants
DIY

CRH distributes building materials to general building contractors and Do-It-Yourself (DIY) customers in Europe and to professional roofing/siding and interior products contractors in the United States. With a network of over 700 locations in Europe and over 180 locations in the United States, CRH is a leading international player in building materials distribution.

The strategy of the Distribution businesses is to build and grow a strong network of professional builders' merchants and DIY stores, primarily in major metropolitan areas. This is achieved by focussing on organisational initiatives and best-in-class IT to realise operational excellence, optimise the supply chain and provide superior customer service, while seeking opportunities to invest in new regions and other attractive segments of building materials distribution.

Geography



Emerging Regions 15%
Western Europe 35%
North America 50%

Products



Distribution 13%
Exterior Products 7%
Concrete Products 20%
Materials 60%

End-use



Residential 35%
Non-residential 30%
Infrastructure 35%

New/RMI



New Build 55%
Repair Maintenance and Improvement (RMI) 45%

Basis annualised EBITDA

Key Financial Figures 2009

	€ million	
Sales	**17,373**	-17%
EBITDA	**1,803**	-32%
Operating profit (EBIT)	**955**	-48%
Profit before tax	**732**	-55%
Operating cashflow *	**1,160**	+103%
	cents	
Basic earnings per share	**88.3**	-58%
Cash earnings per share	**214.7**	-38%
Dividend per share	**62.5**	–
	times	
Net Debt/EBITDA	**2.1**	
EBITDA Interest cover	**6.1**	
EBIT Interest cover	**3.2**	
Dividend cover	**1.4**	

** see Finance Review table 3*



CRH's strategic vision is clear and consistent – be a responsible international leader in building materials delivering superior performance and growth.

CRH shares are listed on the Irish (ISE) and London (LSE) stock exchanges and on the New York Stock Exchange in the form of American Depositary Receipts (ADRs).

The Group has consistently delivered superior long-term growth in total shareholder return. A shareholder who invested €100 equivalent in 1970 and re-invested gross dividends would hold shares valued at €47,762 based on a share price of €19.01 at 31st December 2009. This represents a 17% compound annual return.


EBITDA
€m
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'05 '06 '07 '08 '09


Earnings per share
cent
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
'05 '06 '07 '08 '09


Dividend per share
cent
65
60
55
50
45
40
35
30
25
20
15
10
5
0
'05 '06 '07 '08 '09


Total Shareholder Return
€000
65
60
55
50
45
40
35
30
25
20
15
10
5
0
'05 '06 '07 '08 '09

CRH Overview

Europe Materials – 24% of Group

The Europe Materials Division is a major vertically integrated producer of primary materials and value-added manufactured products operating in 20 countries. The Division is actively involved in the Group's development efforts in Asia. Its principal products are cement, aggregates, readymixed concrete, concrete products, asphalt and lime. The major markets are Poland, Ukraine, Finland, Switzerland, Ireland, Spain and Portugal, together with India and China in Asia and Turkey in the Mediterranean. In total, the Division employs approximately 12,600 people at over 520 locations.

Business Activities (EBITDA)


50% Western Europe
35% Central & Eastern Europe
15% New Regions

End-use (EBITDA)


Residential 35%
Non-residential 35%
Infrastructure 30%
New 85%
RMI 15%

Annualised Production Volumes

Cement – 13.2m tonnes*
Aggregates – 51.4m tonnes
Asphalt – 3.5m tonnes
Readymixed Concrete – 9.6m cubic metres*
Concrete Products – 5.0m tonnes
Lime – 1.5m tonnes

* Excludes CRH share of cement (circa 5.3m tonnes) and readymixed concrete (circa 0.6m cubic metres) attributable to associates, Uniland in Spain (26.34%), Mashav in Israel (25%) and Yatai Cement in China (26%).

Leadership Positions

Top 10 Cement – Western Europe
Leading national positions: Aggregates and Readymixed Concrete
No.1 Building Materials – Poland
No.1 Cement – Northeastern China (26%)**
No.2 Cement – Andhra Pradesh, India (50%)**

**CRH share

Europe Products – 16% of Group

Europe Products is organised as three groups of related manufacturing businesses involved in concrete, clay and building products. The Division operates in 20 European countries with the Netherlands, Belgium, the UK, Germany, France and Switzerland being its major markets. Europe Products seeks leadership positions in the markets and sectors in which it operates and employs approximately 18,500 people at over 500 locations.

Business Activities (EBITDA)


50% Concrete
20% Building Products
20% Construction Accessories
10% Clay

End-use (EBITDA)


Residential 50%
Non-residential 35%
Infrastructure 15%
New 75%
RMI 25%

Annualised Production Volumes

Architectural Concrete – 6.4m tonnes
Precast Concrete – 6.4m tonnes
Clay – 1.9m tonnes
Insulation – 5.3m cubic metres
Fencing & Security – 3.0m lineal metres
Rooflight & Ventilation – 0.9m square metres

Leadership Positions

No.1 Concrete Products – Western Europe
No.2 Clay facing bricks, pavers and blocks – Western Europe
No.1 Construction Accessories – Western Europe
No.1 Fencing & Security – Western Europe

Europe Distribution – 11% of Group

The Distribution Division in Europe encompasses professional builders merchants and Do-It-Yourself (DIY) stores. The Division operates in eight European countries with the Netherlands, Belgium, Germany, Austria, France and Switzerland being its major markets. Europe Distribution seeks leadership positions in the markets and sectors in which it operates and employs approximately 11,000 people at over 700 locations.

Business Activities (EBITDA)


60% Benelux
40% Other

End-use (EBITDA)


Residential 80%
Non-residential 20%
New 30%
RMI 70%

Outlets

Builders Merchants – 479 branches
DIY – 241 stores

Leadership Positions

Top 3 Building Materials Distributor – Western Europe

Americas Materials – 37% of Group

The Americas Materials Division operates in 44 states in the United States. Operations are geographically organised, segmented into East and West sectors, each containing four regional business units. These comprise integrated aggregates, asphalt and readymixed concrete operations with strategically located long-term aggregates reserves. Americas Materials employs approximately 18,000 people at over 1,400 operating locations.

Business Activities (EBITDA)


60%
East
40%
West

End-use (EBITDA)


Residential 10%
Non-residential 25%
Infrastructure 65%
New 35%
RMI 65%

Annualised Production Volumes

Aggregates – 110.1m tonnes
Asphalt – 39.8m tonnes
Readymixed Concrete – 5.2m cubic metres

Leadership Positions

No.1 Asphalt – US
No.3 Aggregates – US
Top 5 Readymixed Concrete – US

Americas Products – 10% of Group

The Americas Products Division operates primarily in the United States and also has a significant presence in Canada. Its product groups – Architectural Products, Precast, Glass and MMI – all have leading positions in national and regional markets. The Division is also a leading producer of clay tile products in Argentina and operates glass fabrication businesses in Argentina and Chile. Employees total approximately 16,400 at over 480 locations.

Business Activities (EBITDA) excluding MMI


45%
APG
25%
Precast
5% S. America
25%
Glass

End-use (EBITDA)


Residential 40%
Non-residential 55%
Infrastructure 5%
New 60%
RMI 40%

Annualised Production Volumes

Architectural Concrete – 8.7m tonnes
Precast Concrete – 0.9m tonnes
Pipes & Prestressed Concrete – 0.3m tonnes
Clay – 0.7m tonnes
Glass Fabrication – 8.8m square metres glass and 19.4k tonnes aluminium
Welded Wire Reinforcement – 77.7k tonnes
Fencing Products – 7.9m lineal metres

Leadership Positions

No.1 Precast Concrete Products – US
No.1 Architectural Concrete Products – Canada, US
No.1 Architectural Glass Fabrication – US
No.1 Engineered Aluminium Glazing Systems – US
No.2 Construction Accessories – US

Americas Distribution – 2% of Group

The Americas Distribution Division operates primarily in the United States. Its sub divisions – exterior and interior products – both have leading positions in national and regional markets. Employees total approximately 3,400 at over 180 locations.

Business Activities (EBITDA)


85%
Exterior
Products
15%
Interior
Products

End-use (EBITDA)


Residential 55%
Non-residential 45%
New 30%
RMI 70%

Outlets

Exterior Products (Roofing/Siding) – 132 branches
Interior Products – 52 branches

Leadership Positions

No.4 Roofing/Siding Distributor – US
No.4 Interior Products Distributor – US

Strategy

CRH strategy is to sustain and grow a geographically diversified business with exposure to all segments of construction demand, enabling CRH to achieve its strategic vision to "be a responsible international leader in building materials delivering superior performance and growth".

In delivering this strategy, CRH excels in its business operations, develops its people, builds regional market leadership positions, reinvests in its existing assets and acquires well-run, value-creating businesses while seeking exposure to new development opportunities and creating horizons for future growth. This approach has enabled CRH to build a sustainable business model that can deliver superior performance and growth through the business cycle.

In 2009, CRH had operations in 35 countries worldwide; 17 developed-world economies in Western Europe and North America which together delivered approximately 85% of Group EBITDA; and 18 developing economies in Central and Eastern Europe, the Mediterranean Basin, South America and Asia which together delivered approximately 15% of Group EBITDA.

In the developed-world economies, CRH's strategic focus is to continue to reinvest in its established platforms for operational efficiency, product quality and customer service, and to develop these businesses further through bolt-on acquisitions which achieve vertical integration, bolster our strong long-term permitted reserves positions and fill-out regional and product level positions. In Western Europe and North America CRH has, over time, built a balanced portfolio of businesses which can service the breadth of building materials demand from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In many of its regions, CRH's diverse business base is uniquely positioned to provide a broad product offering to the construction industry.

In the developing economies of emerging regions, CRH's strategy is clear: to target premium assets as an initial footprint, usually in cement and often in partnership with strong local established businesses. We identify entry platforms that have well-located quality operations and good regional market positions with the potential to develop into integrated building materials businesses over time. In the mid-1990s, CRH applied this approach to its entry into the Polish market and today is the leading integrated building materials company in Poland. In 2008 and 2009, CRH established two new platforms in India and China and looks forward to developing further in these high growth regions in the future.


Developed Regions 85%*
* Basis annualised EBITDA

CRH is an international group with strong regional, national and international leadership positions. With operations in 35 countries, CRH employed approximately 80,000 people at over 3,700 locations in 2009. From a strong developed-world base, CRH is growing its presence in emerging economic regions.


Emerging Regions 15%*

Shuangyang Cement plant, part of the 26% CRH-owned Yatai Cement is the largest cement plant in northeastern China. Current clinker capacity is 5 million tonnes based on five operating kilns. This will rise to 7 million tonnes following the commissioning of a sixth kiln in the fourth quarter of 2010. Shuangyang is located in Jilin Province, 100km south of the provincial capital Changchun.



Emerging Regions – Strategy in Action

In the early 2000s, CRH commenced a detailed review of Asian markets to identify possible opportunities to enter the building materials sector in this region. Market size and scale, population growth and GDP per capita were identified as key leading indicators for our industry. China, the largest cement market in the world, and India, the second largest, were identified as being of particular interest. With strong population growth in both countries, GDP growth of 7% to 9% p.a. and progressive urbanisation, the development potential was clear and CRH focussed on these two countries as the primary targets for entry into Asian markets.

- **China**

  In February 2007, CRH completed its first transaction in China with the purchase of Harbin Sanling Cement Company ('Sanling Cement') in Heilongjiang province, northeast China. This single operation cement plant, with a capacity of 650,000 tonnes per annum, is located approximately 45 km southeast of Heilongjiang's largest city, Harbin (population: 9 million).

  In January 2009, CRH established a more significant position with the acquisition of a 26% associate shareholding in Yatai Building Materials Company ('Yatai Cement'), the leading player in China's northeastern provinces (Heilongjiang, Jilin and Liaoning) and a top 10 cement supplier in China. Yatai Cement has strong ambitions to grow and is considered to be a primary consolidator of the cement industry in northeastern China.

  In early 2009, Yatai Cement's operations comprised four integrated cement plants and four separate grinding stations in Jilin and Heilongjiang, with a cement capacity of 14 million tonnes per annum. Since then, Yatai Cement has expanded its market presence by increasing its stake in Tonghua Cement in Liaoning and by acquiring Jinyuan Cement in Jilin. Following these investments, and the completion in 2010 of an extensive capital expenditure programme, the combined cement capacity of the enlarged Yatai Cement group will be approximately 21 million tonnes. With excellent assets in a high-growth region, CRH plans to work with its partner to build Yatai Cement into a significant vertically integrated building materials group in northeastern China.

- **India**

  In May 2008, CRH entered the Indian building materials market through the acquisition of a 50% stake in My Home Industries Limited (MHIL), a cement producer head-quartered in Hyderabad with modern production facilities, strong market positions and excellent reserves in central and eastern Andhra Pradesh. At the time of acquisition, MHIL's operations consisted of three cement production units at Mellacheruvu in central Andhra Pradesh with an annual production capacity of approximately 3 million tonnes. MHIL has since constructed a new grinding plant at Vishakapatnam on the coast of Andhra Pradesh, increasing annual production to 4.2 million tonnes and expanding its market footprint to include the Orissa and West Bengal markets. CRH looks forward to further developing this business with our partner as the Indian economy and building materials markets evolve.

Our investment focus in Asia is driven by the creation of both long and short-term shareholder value. As the Chinese and Indian markets develop, more sophisticated construction markets will emerge and, as has been our experience in Eastern Europe, a wide range of value-added construction products will be required, enabling CRH to roll out a broader range of products across the industry.

The Cowboys Stadium in Dallas, Texas completed in May 2009 is the largest National Football League venue in the United States. Each of Oldcastle's six product groups provided materials for this 280,000 square metre, 100,000 seat stadium. Most impressive is the "bowl" area of the stadium which showcases a 46 metre sliding glass curtain wall, the largest in the world, supplied by Oldcastle Glass.



Diverse Portfolio – Strategy in Action

CRH is a diversified building materials group which provides the sustainable advantages of both vertical integration in manufacturing and of horizontal integration in servicing the breadth of customer demand for building materials products. CRH's broad geographic and product footprint provides balance and stability of performance through the business cycle and provides multiple platforms for growth.

This balanced portfolio of business activities allows CRH supply building materials across the construction spectrum from infrastructure to non-residential and residential; from new build to repair, maintenance and improvement (RMI); serving all aspects of demand from early to late-in-cycle products. CRH's federal structure, strong local management teams and culture of entrepreneurship ensures a focussed approach to local markets while still capturing the benefits of operating within a larger group. This uniquely positions CRH within its industry to leverage the capabilities of strong vertically integrated materials businesses with high value-added, engineered products operations and strongly franchised products and distribution networks.

A recent example of CRH's diverse portfolio in action is the development of a new stadium for the Dallas Cowboys American football team in Dallas, Texas. Operating as Oldcastle®, CRH is the leading integrated building materials company in the United States with operations in all 50 US states and in 4 Canadian provinces. By leveraging Oldcastle's broad product portfolio, CRH's US operations were able to offer the stadium construction team a wide variety of materials for this project and all six of CRH's product groups in the US provided materials to this landmark stadium.

- **Oldcastle Materials** – The parking lot was paved with over 8,000 tonnes of Warm Mix Asphalt produced with Recycled Asphalt Pavement (RAP) and Recycled Asphalt Shingles (RAS)
- **Oldcastle Precast** – Underground utility boxes and pads facilitate power distribution for the stadium
- **Oldcastle APG** – Securing the luxury suites, APG's proprietary ProSpec® crack isolation and waterproofing membrane keeps football fans dry; close to 1,900 litres of acrylic sealer protect the concrete pavers; thousands of cubic metres of block fill, shotcrete and other specialty concrete products support the massive structure
- **Oldcastle Glass** – Oldcastle Glass' Engineered Products division fabricated the aluminium framing on all exterior entrance doors; all 400 luxury suites are encased by heavy tempered glass with operable sliding/swinging doors; over 6,500 pieces of clear tempered glass and aluminium framing elements enhance the many hand/guard rails; the impressive "bowl" area of the stadium showcases a 46 metre sliding glass curtain wall, the largest in the world
- **MMI Products** – More than a quarter million dollars of Meadow Burke's reinforcing bar, supports and concrete forming accessories were used in the numerous precast elements
- **Allied Distribution** – The interior finishes of the stadium incorporate over 400,000 square metres of wallboard and over 420 tonnes of metal-stud framing and track

With one supplier to manufacture, manage and deliver product to major construction projects, the benefits to the customer include improved efficiency and increased on-time delivery as projects unfold. This is a unique and distinctive value proposition that is difficult to replicate and is offered only by CRH/Oldcastle.

Corporate Social Responsibility

CRH's CSR Strategy

CSR embraces four key aspects of CRH's business, namely corporate governance, environmental management and climate change, health & safety management and social performance. In each of these areas, CRH has clearly defined Group policies, objectives, implementation programmes, review procedures and reporting mechanisms.

CRH's positive commitment to CSR, which is underpinned by a set of core values, is one of its defining characteristics. Despite the major changes in the financial, economic and business climate worldwide in 2009, further progress has been made as CRH pursued its ongoing mission of Sustainable Performance and Growth and strove to meet the ever-increasing expectations of all stakeholders. CRH believes that achieving these expectations will be positive for the business and will enhance its strong corporate performance.

Corporate Governance

Corporate governance at CRH is very highly rated by leading Socially Responsible Investment (SRI) agencies. At board level CRH complies fully with the requirements of IFRS reporting as well as those of the Combined Code on Corporate Governance and also with the provisions of the Sarbanes-Oxley Act in so far as they apply to CRH. CRH has implemented a Code of Business Conduct throughout its operations. A detailed review of corporate governance is addressed on pages 42 to 47 of this Report.

Environment and Climate Change

The Group Environmental Policy is implemented across all Group activities and environmental performance is reviewed annually by the Board. CRH continues, through ongoing systematic plant and system upgrading, to make progress in increasing energy efficiency, reducing waste, optimising water usage and recycling secondary materials and fuels. Restoration of worked-out pits and quarries is progressing where relevant and biodiversity is actively encouraged across the Group with many sites achieving public recognition in this regard.

As part of its CSR commitments, CRH has been actively addressing climate change through research and through developing pragmatic solutions including significant investments in modern energy-efficient technologies in its cement, lime and clay brick plants. The production of lower carbon cements is now a priority. Furthermore, climate change is a driving force in many activities, as a substantial proportion of CRH's product portfolio is ideally suited to assist in the implementation of strategies for adaptation to climate change. The Group is well on target to meet its commitment to reduce specific cement plant carbon emissions by 15% on 1990 levels by 2015.

Health & Safety

The health and safety of employees and contractors working for the Group is a priority for the Board and for management at all levels of the organisation. The implementation of Best Practice in safety management is actively promoted and implemented across the Group and accident statistics continue to improve year on year. CRH continues to commit significant resources to improving health & safety at all its locations.

There were eight fatalities in 2009 in Group subsidiary companies. Each fatality is a tragedy, not only for the immediate family, but also for colleagues and the broader community. CRH deeply regrets each death and during 2009, introduced a Group-wide Strategic Plan for the Elimination of Fatalities. The plan highlights the fundamental areas that must be carefully managed so that fatal accidents are eliminated. It is backed up by specific training and auditing programmes. It aims to develop a greater sense of vulnerability and to instil a no-compromise philosophy regarding working safely. This CEO-led plan is being implemented to complement existing safety initiatives and its roll-out is being accompanied by a comprehensive communication programme.

Social

CRH's objective is to remain the employer of choice for all employees. CRH actively supports social and community activities local to operations. In addition, plant open days provide opportunities for neighbours living in the vicinity of production plants to see at first hand the sustainable nature of CRH production processes and for plant management to outline the contribution to sustainable development that is made by CRH products.

Communications

CRH maintains an open-door policy on communications with key stakeholder groups. At Group level, CRH discusses its CSR performance with the investment community, SRI Rating Agencies and other interested parties. At plant and company level, CRH is in regular dialogue with local communities, authorities and regulatory agencies, underlining its commitment to operate as a good neighbour.

Full details of CRH's corporate social responsibility performance are published in separate annual CSR Reports, which are available for download from www.crh.com. CRH continues to ensure full independent verification of its CSR reporting to the Global Reporting Initiative (GRI) A+ level. The verified 2009 CRH CSR Report will be available by mid-2010.

External Endorsements

CRH has maintained its distinguished record of being ranked among sector leaders by leading SRI rating agencies. CRH continues as a constituent member of the FTSE4Good Index and of the Dow Jones World and STOXX Sustainability Indexes. CRH has again been ranked by Sustainable Asset Management (SAM) as "Gold Class".


Dow Jones
Sustainability Indexes
Member 2009/10


sam
2010
gold class



FTSE4Good

CRH is committed to ethically and responsibly managing all aspects of its operations in the interests of all its stakeholders – employees, customers, suppliers, neighbours, local communities and shareholders. CRH is committed to embedding Corporate Social Responsibility (CSR) as an integral component of its performance and growth strategy and to reporting annually to stakeholders on its CSR performance.



Students from the local community learning about Shelly Materials' role in local conservation at the company's Dresden Wildlife Habitat Council "Corporate Lands for Learning" site in Ohio, USA.



A restoration project at the Rudus Skogsgård gravel pit in Finland where 48,000 trees and plants were planted which are contributing to increased biodiversity in the area.

Chairman's Statement

Profitability and Earnings

2009 posed exceptionally difficult operating challenges for CRH. Demand levels were severely impacted by weakened economic activity and by the most extreme winter for many years across our major markets of Europe and North America. During the year, the shift in CRH's short-term focus, initiated as markets deteriorated during 2008, continued with the implementation of further wide-ranging cost reduction measures across the Group.

Against this background, the Group produced a profit before tax of €732 million and earnings per share of 88.3 cent after restructuring and impairment costs. The profit and earnings outturns represent declines of 55% and 58% compared with the 2008 outturn of €1.6 billion and 210.2 cent respectively. Despite the reduction in profits, net debt at the end of the year was €3.7 billion compared with €6.1 billion at the end of 2008. This was the result of an intensified focus on cash generation, excellent working capital management and restrained capital expenditure across the Group, together with reduced levels of development expenditure and the proceeds from the €1.2 billion Rights Issue in March 2009.

Details of the challenges faced by the Group during 2009 and of the performances of the separate Divisions are given in the Chief Executive's Review and in the Operations and Finance Reviews which follow.

Dividend

With good first-half operating cash flow delivery and expected strong second-half inflows, the Board decided last August that it was appropriate to maintain the interim dividend at 18.5 cent (2008 adjusted for 2009 Rights Issue: 18.48 cent).

Second-half cash generation has exceeded our August expectations and the Group has delivered full year operating cash flow before dividends of over €1.5 billion. Accordingly, the Board has decided that it is appropriate to pay a final dividend of 44.0 cent per share, a slight advance on 2008's Rights-adjusted final dividend of 43.74 cent.

This gives a total dividend for the year of 62.5 cent (2008: 62.2 cent), an increase of 0.5%, representing the 26th consecutive year of dividend growth. It is proposed to pay the final dividend on 10th May 2010 to shareholders registered at the close of business on 12th March 2010.

The dividend of 62.5 cent represents a gross cash outlay of approximately €435 million. Deducting the €57 million scrip take-up on the 2009 interim dividend, and assuming no scrip take-up on the final dividend, would result in a net cash outlay close to €378 million, 4.1 times covered by 2009 operating cash flow pre-dividends of over €1.5 billion.

Reported 2009 dividend cover of 1.4 times increases to 2.0 times when asset impairment and implementation costs associated with the Group's cost reduction efforts are excluded.

Cost Reduction Programme

In response to weakening markets over the past three years, the Group has implemented a range of measures, which are projected to deliver total annualised gross savings of approximately €1.65 billion over the period 2007-2010 with total costs to implement of €312 million. A total of approximately €205 million of restructuring charges were taken in 2009 and it is expected that a further €45 million of implementation costs will be incurred in 2010.

Development Activity

Total acquisition spend for 2009 was approximately €0.46 billion. First-half expenditure included the purchase of a 26% stake in Yatai Cement, the leading cement producer in north-eastern China, along with six other bolt-on acquisitions across the Group's Materials and Distribution businesses. During the second half of the year a further 10 transactions were completed totalling €0.18 billion, details of which were announced in the Development Strategy Update in January 2010. These will add substantial aggregates reserves, with clear opportunities for operating and purchasing synergies, to our American Materials business,

Our EHL concrete products business in Germany manufactured and supplied approximately 2,750 square metres of Cityplan slabs, 3,500 pieces of Cityplan facings and 1,800 linear metres of Concord block steps and angle steps to the Aasee-terraces development in Münster. These elements were produced in a special colour "Aasee-grey-yellow", drawn up by the architect in cooperation with EHL.



as well as adding to our presence in northeastern China and in Poland.

Financing Expansion

As a result of the Group's intense focus on cash generation and substantial equity injection achieved by the Rights Issue in March 2009, CRH has the financial strength to take advantage of acquisition opportunities that enhance our strategic positioning and represent exceptional value for money.

CRH remains well positioned in terms of debt facilities with year-end net debt of under €4 billion, which has an attractive maturity profile. In May 2009, the Group raised €0.75 billion with a debut issue on the Eurobond market.

Market Indices

During 2009, the Company joined the Dow Jones EURO STOXX 50® Index, which comprises 50 of the leading blue-chip companies in the Eurozone and is licensed to financial institutions. Also in 2009, CRH was added to the Dow Jones EURO STOXX® Select Dividend 30 Index. CRH is also a component of a number of other indices, including the ISEQ 20, the FTSEurofirst 300 and the S&P Europe 250.

Litigation

In December, we received notification from the Polish Office for Competition and Consumer Protection that, arising from an investigation into the Polish cement industry, it had concluded that seven companies, including CRH subsidiary Grupa Ożarów S.A., had been involved in anti-competitive practices. As a result, fines were levied, including a fine of PLN 104.97 million (approximately €25.6 million) on Grupa Ożarów. The conclusions of the investigation are a matter of serious concern to CRH. The Group's Code of Business Conduct sets clear standards for the conduct of its operations in the various territories in which the Group operates and expressly prohibits any anti-competitive behaviour. We always understood that Grupa Ożarów conducted an independent commercial policy, which has been verified by analysis undertaken, at the request of CRH, by leading Polish economic experts. We have appealed the conclusions of the investigation and the fine.

Corporate Governance

A statement setting out CRH's key governance principles and practices is provided on pages 42 to 47. The Board and Management of CRH are committed to achieving the highest standards of Corporate Governance and ethical business conduct and are satisfied that appropriate systems of internal control are in place throughout the Group.

From 2010, the Board has decided to present the Report on Directors' Remuneration to shareholders for the purposes of an advisory vote. There is no legal obligation on the Company to do this and the outcome of the vote is not binding on the Company. The Board believes that such a resolution is good practice and is an acknowledgement of shareholders' entitlement to have a 'say on pay'.

Board and Senior Management

Terry Neill will retire from the Board at the conclusion of the Annual General Meeting on 5th May 2010. Terry has been a non-executive Director since 2004 and Chairman of the Remuneration Committee since 2008. He has made a very significant contribution to the effectiveness of the Board and I wish to thank him for his valued advice and commitment to the interests of shareholders.

John Kennedy was co-opted to the Board on 24th June 2009 as a non-executive Director. John is Chairman of Wellstream Holdings plc, a UK listed company and during a 30 year career in the international industrial and energy services related sectors he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He brings valuable international experience to the Board and his appointment continues the process of Board renewal at a pace which is consistent with the maintenance of the Board's teamwork and core values.

As provided for in the Company's Articles of Association, John Kennedy is proposed for election at the Annual General Meeting on 5th May 2010. Also in accordance with the Articles of Association and best practice in relation to the re-election of Directors, Utz-Hellmuth Felcht, Dan O'Connor and Liam O'Mahony will retire from the Board and seek re-election at the Annual General Meeting. I have conducted a formal evaluation of the performance of all Directors and can confirm that each of the Directors continues to perform effectively and to demonstrate commitment to the role. Notwithstanding Liam O'Mahony's former service as an executive, the Board considers him to be independent. In forming this view, the Board has reviewed his performance in his capacity as a non-executive Director since January 2009. Based on this review, the Board is satisfied that Liam's ability to exercise independent judgement, and to act in the best interests of the Group, is in no way compromised by his former service as an executive. I strongly recommend that John Kennedy, Utz-Hellmuth Felcht, Dan O'Connor and Liam O'Mahony be re-elected to the Board.

Angela Malone retired as Group Company Secretary during the year after 14 years in that role and I wish to thank her for her very significant contribution to the work of the Board over that time. She was replaced as Group Company Secretary by Neil Colgan and I wish Neil every success in that position.

The Board notes with regret the death, in November 2009, of Paddy Dempsey, a former executive Director of the Company. Paddy had a record of long and distinguished service and made a major contribution to CRH over that time.



Kieran McGowan
Chairman

Management and Staff

The performance of CRH during 2009, particularly in relation to cost reduction, cash generation and overall operational excellence, demonstrated once again the strength, depth and resilience of our management and staff. There is a unique culture of performance and achievement throughout the Group and this will ensure that even in the current exceptionally difficult economic environment CRH has the capacity to deliver superior performance. On behalf of the Board, I thank Myles Lee and all CRH employees for their commitment to the success of the Group.

Conclusion

Management's views on the outlook for 2010 are set out more comprehensively in the Chief Executive's Review and the various Operations Reviews. The overall trading outlook for 2010 remains challenging given forecasts for a slow pace of recovery from the global recession and the lag effect for recovery in construction markets. Against the background of this environment, our attention and efforts will be focussed strongly on ensuring that our businesses are well positioned, through continuing cost reduction, cash generation and excellence in operational management, to deal with whatever trading circumstances may evolve.

Kieran McGowan
1st March 2010

The CRH team worldwide responded promptly in 2009 to the extremely difficult trading conditions and delivered strong cash generation in a difficult operating and financial environment. For 2010, management remains focussed on operational delivery while continuing to evaluate acquisition opportunities that offer compelling value and strategic fit.

Myles Lee



Idaho Sand & Gravel Company paving a section of the scenic State Highway 55 which follows the Payette River in Valley County, Idaho. This project included removal of 63,500 square metres of existing pavement, laying of 11,090 tonnes of asphalt, installation of 20 storm drain pipe crossings and required that single lane traffic be safely maintained during weekday construction on this busy tourist route.

Chief Executive's Review



Myles Lee
Chief Executive

Overview

The extreme turbulence experienced in financial markets in the second half of 2008 took its toll on world economic activity in 2009, most particularly in Europe and the US. Construction activity in these regions was hard hit as residential and non-residential markets declined, with government-funded infrastructure investment only partially compensating. Against this backdrop, and despite significant ongoing cost reduction efforts, CRH suffered a significant profit decline.

Key aspects of our 2009 results include:

- EBITDA for 2009 was €1,803 million, in line with the guidance provided in the Trading Update Statement of 5th January 2010, representing a decline of 32% compared with €2,665 million in 2008. EBITDA is stated after charging costs associated with the Group's restructuring efforts of €205 million (2008: €62 million).
- Depreciation and amortisation costs amounted to €848 million (2008: €824 million) and include impairment charges of €41 million (2008: €14 million).
- Operating profit fell 48% to €955 million (2008: €1,841 million) after restructuring and impairment charges of €246 million (2008: €76 million). Excluding these charges, operating profit fell 37%.
- Profit before tax and impairment charges of €773 million was 53% below 2008 but ahead of the guidance of €750 million provided in the January 2010 Trading Update. After impairment charges of €41 million (2008: €14 million), profit before tax of €732 million showed a decline of 55% on 2008.
- Earnings per share fell 58% to 88.3c (2008: 210.2c adjusted for the March 2009 Rights Issue).
- Dividend per share of 62.5c showed a slight increase on the Rights-adjusted 2008 dividend of 62.2c. 2009 represents CRH's 26th consecutive year of dividend growth.
- Significant working capital reduction together with capital expenditure restraint contributed to operating cash flow of €1.2 billion, double the 2008 level of €0.6 billion.
- Net debt reduced to €3.7 billion (2008: €6.1 billion) reflecting strong operating cash flow and proceeds from the March 2009 Rights Issue which raised just over €1.2 billion net of expenses.
- With year-end net debt to EBITDA of 2.1 times and 2009 EBITDA/net interest of 6.1 times, CRH has one of the most flexible balance sheets in its sector.

My thanks to all the CRH team worldwide for responding promptly to the extremely difficult trading conditions and for delivering such strong cash generation in a difficult operating and financial environment.

2009 Operations

Trading in the first half of 2009 proved extremely demanding with most markets impacted by weakening economic activity, not helped by the most severe first-quarter weather for many years in both Europe and North America. Reported sales for the first half of 2009 declined by 15% (21% excluding acquisition and exchange translation effects), EBITDA fell 41% and operating profit and profit before tax were down 66% and 82% respectively.

While conditions in the second half of 2009 remained challenging, a robust performance by the Americas Materials Division combined with increasing benefits from cost reduction measures resulted in improvements in the rate of profit decline compared to the first half of the year despite second-half asset impairment charges. Second-half sales fell by 19% (18% excluding acquisition and translation effects), while EBITDA declined by 26% with operating profit down 37% and profit before tax 39% lower than the second half of 2008.

Europe Materials experienced sharp profit reductions in Ireland, Finland and Ukraine with 2009 cement volumes showing falls of between 35% and 45% on 2008 levels. These factors combined with adverse translation effects due to weakness in the Polish Zloty and Ukrainian Hryvnia were the main factors influencing the reported 26% reduction in sales, 46% reduction in EBITDA and 59% reduction in operating profit.

Europe Products & Distribution was less affected in its core Eurozone markets with reported sales down 12%, EBITDA down 25% and operating profit down 39%. RMI (repair maintenance and improvement) oriented Distribution operations proved more resilient than Products operations, where an improved performance from Clay activities was more than offset by lower profits in Concrete and Building Products businesses.

Americas Materials saw second-half benefits from infrastructure projects funded by the American Recovery and Reinvestment Act. However, with weaker residential and rapidly declining non-residential demand, overall aggregates volumes for the year fell 23%, with asphalt down 15% and readymixed concrete lower by 32%. As a result reported US Dollar revenues fell by 19%. However, strong pricing and lower energy costs delivered an overall improvement in margins limiting the US Dollar EBITDA and US Dollar operating profit declines to 12% and 16% respectively.

Americas Products & Distribution, which relies heavily on residential and non-residential activity suffered severely. High-teen percentage sales declines in Architectural Products and Roofing & Siding Distribution were outweighed by more significant declines in other segments leaving overall US Dollar sales revenue 25% lower than in 2008. US Dollar EBITDA was 58% lower, while US Dollar operating profit fell 89% exacerbated by significant losses in MMI due to steel price erosion.

Throughout 2009 we continued the cost reduction efforts initiated in 2007 and progressively implemented further cost and efficiency measures across the Group. Combined savings from these cost actions over the four years 2007 to 2010 are estimated at €1.65 billion. These measures are outlined in the Chief Operating Officer's review on page 19.

2009 Rights Issue & Development

Maintenance of a strong balance sheet and a disciplined and rigorous approach to acquisition activity have always been core financial principles for CRH and this conservative approach to balance sheet management and development has ensured a solid ongoing financial position over the long term. In March 2009, the Board decided it was appropriate to strengthen CRH's financial flexibility to ensure that the Group could take advantage, in its traditional long-established disciplined manner, of an expected increased flow of development opportunities driven by deleveraging and portfolio rationalisation across the sector.

The Rights Issue, on the basis of 2 New Ordinary Shares for every 7 existing Ordinary Shares at €8.40 per New Ordinary Share, raised €1.238 billion net of expenses and was strongly supported by CRH's broadly spread investor base.

To date, the flow of acquisition opportunities arising has been lower than anticipated, as the mid-2009 recovery in bond markets facilitated significant fundraising across the sector thereby alleviating short-term financial pressures for many participants. In addition, a greater than expected deterioration in industry trading conditions as 2009 progressed was not matched by reductions in vendor expectations. Against this background the Group invested a total of €0.46 billion during 2009 on 17 transactions.

First-half expenditure included the purchase of a 26% associate stake in Yatai Cement, the leading cement manufacturer in northeastern China, plus six other acquisitions across the Group's Materials and Distribution segments. Second-half spending of €0.18 billion principally comprised four important bolt-on transactions in our Americas Materials Division completed in November/December plus six smaller Materials transactions in Poland, China and the US.

For 2010, management remains focussed on operational delivery while continuing to evaluate acquisition opportunities that offer compelling value and strategic fit. CRH expects to see more acquisition opportunities as industry participants, both public and private, re-evaluate their portfolios and seek to restore flexibility to their balance sheets.

2009 Organisation and People

As outlined in the 2008 Annual Report, the second half of 2008 and beginning of 2009 saw significant position changes at senior management level in CRH, all of which were filled from within the organisation. In very difficult circumstances the new leaders have stepped up to their roles with energy and commitment ensuring the continued effective functioning of the senior team and indeed the wider organisation.

On July 14th 2009, Van Neerbos Bouwmarkten celebrated the opening of its flagship DIY-store in Amsterdam. This new store, the largest Gamma store in the Netherlands, added 10,000m² of selling-space, reinforcing CRH's market-leading position with the GAMMA brand in the Netherlands. Over 8,000 people visited the store on its opening day and approximately 250,000 customers have visited the store since then.



Responding to the evolving market environment during 2009 has obviously required a substantial re-thinking of organisation structures and staffing levels with a consequent reduction in employment levels in all business segments. These reductions, while painful and regrettable, have been necessary to limit the impact on the Group of sharply lower levels of demand for our products.

Corporate Social Responsibility (CSR)

A positive commitment to CSR is at the centre of CRH's philosophy and management approach. Throughout the Group we strive to operate to best international practice in the areas of corporate governance, environment and climate change, health & safety and social performance. Our commitment in this regard is set out on page 10 of this Report and in the separate annual CSR Report which is available for download from our website, www.crh.com.

Once again in 2009, CRH was included in the Dow Jones World and STOXX Sustainability Indexes on the basis of a rigorous analysis of performance carried out by Sustainability Asset Management (SAM) of Zurich who have rated CRH as "Gold Class". We are also a member of the FTSE4Good Index and have been rated amongst the world's most highly ranked companies by GovernanceMetrics International (GMI) which focuses on performance in the area of corporate governance.

Strategy

CRH's strategy continues to be focussed on the manufacture and distribution of building materials, with approximately 80% of our business in heavyside – cement, aggregates, asphalt, readymixed concrete and concrete products – and the remaining 20% split between lightside value-added building products and distribution. This mix provides a balanced exposure to residential/non-residential/infrastructure end-uses and also to new build/RMI, each of which displays different cyclical characteristics in terms of timing, amplitude and duration.


hier
open
6>22
15%

In geographical terms CRH is balanced roughly 35% Western Europe/50% North America/15% Emerging Regions, the latter comprising significant operations in Eastern Europe built up over the last decade and more recently-established positions in Asia.

With a challenging trading backdrop for many of our businesses over the past two years, management's emphasis has been firmly concentrated on operational delivery and establishing a base from which to deliver a strong rebound in margins and earnings as markets stabilise and recover over the coming years. This was accompanied by a curtailment of development activity from mid-2008 as the economic environment deteriorated and financial uncertainty spiked in the aftermath of the Autumn 2008 financial crisis. However, value-enhancing acquisitions have been, and will continue to be, a core driver of CRH's long-term development and with the re-commencement of acquisition activity since mid-2009 we believe that CRH is well positioned to deliver an improving deal flow as industry valuations adjust and trading visibility improves.

In addition to our development efforts we are continuing to re-evaluate elements of our existing portfolio which, given recent significant changes in the economic environment, may no longer offer the opportunities for growth and/or returns originally envisaged.

2010 Outlook

We expect a difficult demand backdrop through much of 2010 with continuing declines in non-residential activity across our markets not helped by a poor start to the year as a result of prolonged severe weather in Europe and North America during January and February.

In Europe, concerns remain relating to fiscal deficits in a number of countries, although some markets have proved resilient. In Poland, which has weathered the economic downturn better than many other European countries, our operations are well-placed to benefit from infrastructure-driven growth in 2010. In the United States, recent data releases on residential construction activity have been below expectations and the likely timing of recovery in US residential activity remains unclear. On infrastructure, the extension of the SAFETEA-LU Federal Highway funding programme is currently the subject of intense debate in the US Senate and House of Representatives with progress anticipated over the next 10 days. Recent euro-weakness and the relative strengthening of the Polish Zloty and US Dollar compared with 2009 will, if maintained, be beneficial in 2010.

The significant adjustments to our cost base achieved over the past three years and our ongoing restructuring measures, together with our substantial balance sheet capacity, have strengthened the Group operationally and position CRH well to respond to upside demand developments and to avail of value-enhancing acquisition opportunities as these arise across our markets.

Myles Lee
1st March 2010



Ibstock Brick's Ashdown and Ellistown plants supplied over 150,000 Bexhill Red and 7,000 Arden Red bricks to this new retirement home at Halebarns, Cheshire, UK. These natural clay bricks were chosen to enhance the Victorian and Edwardian references in the design of the building.

Group Operations

The global economic crisis of 2008 and 2009 that destabilised markets, reduced consumer confidence and tightened credit around the world, impacted almost every company in Europe and North America and CRH was no exception. Our results reflect the weakest economic environment in over half a century. To mitigate the impact of these conditions, we acted aggressively to manage our operations, focussing on action items that were directly within our control.



Albert Manifold
Chief Operating Officer

Cost Reduction

As markets declined we were quick to remove excess capacity from our manufacturing and distribution networks and we scaled our operations to market demand. We were proactive in cutting costs and continued with the implementation of cost reduction programmes that are expected to produce more than €1.65 billion of savings in the four years to 2010, of which approximately €0.85 billion was realised in 2009. Some 40% of the gross savings of €1.65 billion is estimated to be permanent in nature.

Restructuring costs of €205 million to implement these programmes have been expensed in 2009 and we anticipate a further €45 million of implementation costs in 2010. Incremental savings in 2010, after implementation costs, are estimated at €260 million. These initiatives have regrettably necessitated a reduction in staffing levels as we structure our operations to the new market demand environment.

Operational Excellence

Commitment to operational excellence has been a core value of CRH for forty years. In these challenging times, we continue to focus across the Group on initiatives that maximise our operational effectiveness and eliminate inefficiencies. We will continue to concentrate on setting key performance indicators for the operational elements within our control that contribute most to our performance. In this way, we aim to manage our costs and improve CRH's competitive positions.

Safety

Our commitment to safety is unwavering. In 2009, our operations continued to improve their overall safety performance with record results achieved on the key safety metrics. However, there were regrettably eight fatalities in Group subsidiary companies during the year. We have, therefore, launched a specific CEO-led plan to eliminate fatalities. This plan was rolled-out across all locations in 2009 and is being implemented and monitored with the highest level of commitment from management at all levels. Safety remains a key priority for the Group and will continue to receive strong focus and attention at all operating locations.

Overall

We have, in 2009, shown our willingness to make difficult decisions and to react rapidly to changing trading conditions. For 2010, we continue to focus on the essentials of managing through these difficult times, scaling our operations to the market, managing our capacity and controlling our costs. We are concentrating on the elements within our control that contribute the most to our performance, including customer satisfaction and operational excellence. The challenges we face today are significant – but so too are our strengths. Over the medium term, we look forward to accelerating our growth and to building our leadership in low-cost efficient operations, employee development and customer service.


THINK SAFETY
WORK SAFELY

Significant energy efficiencies, clinker factor improvements and emissions reductions are being achieved following the commissioning of the new €200 million Kiln 3 production line at Irish Cement's Platin Works in Ireland. Lower carbon CEM II cements now account for over 80% of the company's product portfolio.

Europe Materials

Europe Materials experienced very challenging trading conditions in almost all markets in 2009. The financial crisis severely impacted investment in new housing and private non-residential building. Government-funded infrastructure and public building reduced this impact somewhat.



Henry Morris
Managing Director
Europe Materials

The financial crisis created very difficult market conditions for Europe Materials leading to significantly reduced volumes and a drop in margins.

In response, initiatives launched to cut costs and reduce capacity during 2008 were intensified and helped mitigate the impact on profitability.

A curtailment of capital expenditure, together with a reduction in working capital, resulted in a strong cashflow performance for the year.

Results

€ million	% of Group	2009	2008	Change	Analysis of Change: Organic	Acquisitions	Restructuring	Impairments	Exchange
Sales Revenue	16%	2,749	3,696	(947)	(783)	53	–	–	(217)
EBITDA*	24%	434	806	(372)	(263)	14	(56)	–	(67)
Operating Profit*	27%	257	631	(374)	(260)	10	(56)	(9)	(59)
Average Net Assets		3,312	3,173						
EBITDA Margin		15.8%	21.8%						
Operating Profit Margin		9.3%	17.1%						

* *EBITDA and Operating Profit exclude profit on disposal of non-current assets*

Ireland

Construction activity in Ireland fell steeply during the year and cement volumes were down 45% on 2008 levels. Following the market contraction experienced in 2008, the residential and commercial sectors reduced further, reflecting the overall weakness in the wider economy, while the agriculture and infrastructure sectors, which remained resilient in 2009, weakened as the year progressed. Additional cost-reduction programmes were implemented across all the Irish businesses to reduce capacity with consequent one-off rationalisation costs. The decline in sales volumes and the impact of the significant rationalisation costs resulted in lower margins and an operating loss after €6 million asset impairment charges and €58 million restructuring costs.

Benelux

Cementbouw, our cement trading, readymixed concrete and aggregates business, faced a difficult second half of the year in which volumes declined. While cost reductions and lower fuel prices limited the impact of lower volumes, overall operating profit declined.

Central and Eastern Europe

The Polish economy continued to expand with modest 1.5% GDP growth in 2009. Interest rates were reduced to 3.5% as inflation weakened in the second half of the year but unemployment increased. Construction activity in the first half was impacted by a more severe winter than in previous years and by the uncertainty in international financial markets. Activity in the second half improved, especially in infrastructure, and volumes were broadly in line with 2008 levels. Overall for the year, cement volumes were down 10% and volumes of products such as walling and readymixed concrete to the weaker residential and commercial segments were also down. This reflects weaker residential, commercial and industrial construction markets offset by increased public spend on infrastructure and civil engineering. However, with stiff competition in all product areas, margins were under pressure. While this was somewhat offset by significant cost savings initiatives, overall operating profit declined.

In Ukraine GDP fell by 14% in 2009 and consequently construction volumes contracted significantly in the first half. Our cement sales volumes stabilised somewhat at a lower level in the second half to finish the year 35% below the record 2008 levels. While operating profit for the year was well below 2008, stable pricing and significant cost savings, particularly in the area of fuel, resulted in a reasonable performance in a difficult year.

Finland and the Baltics

Economic output in Finland declined by 7.8% in 2009 as the international downturn negatively impacted on the export-led industrial base. Unemployment reached almost 9% by year-end, and is expected to increase further during 2010. Overall construction output in Finland declined by about 15%. Reductions of almost one third were seen in the new residential and new non-residential sectors which are important drivers for cement demand and which contributed to our cement volumes in Finland being 40% lower than in 2008. Central government finances are stable however, and a fiscal stimulus package which focussed on residential and infrastructure construction helped to mitigate somewhat the volume declines. A wide range of cost-reduction initiatives, including extensive production shutdowns and layoffs, were implemented across all businesses and price increases were applied to recover higher energy input costs.

Our operations in the Baltic States of Estonia and Latvia, and in St. Petersburg in Russia, suffered an unprecedented contraction in volumes. In response, significant


Northeast
China
Andhra Pradesh
India

operating adjustments were implemented including the temporary suspension of some business lines until such time as trading conditions improve.

Overall operating profit declined compared with 2008.

Switzerland

GDP declined by 3.4% in 2009, exports dropped by 12.5% but private consumption remained stable. Construction output rose by 3.3%, the highest growth since 2004. Civil engineering, supported by the national stimulus programme, grew by 8.8% and residential construction was up by 2.3%. Industrial construction activity declined. Lower fuel costs partly due to high usage of alternative fuels, together with increased volumes in our cement business and better margins in our downstream readymixed concrete and aggregates business, led to a profit outcome ahead of 2008.

Market leadership positions

Cement
Top 10 Western Europe
No.1 Finland, Ireland
No.2 Portugal, Switzerland
No.3 Poland, Ukraine, Tunisia (49%)*
No.1 Aegean region, Turkey (50%)*
No.1 Northeast China (26%)*
No.2 Andhra Pradesh, India (50%)*

Aggregates
No.1 Finland, Ireland

Asphalt
No.1 Ireland

Readymixed Concrete
No.1 Finland, Ireland
No.2 Portugal, Switzerland

Agricultural & Chemical Lime
No.1 Ireland
No.2 Poland

Concrete Products
No.1 blocks and rooftiles, Ireland

* CRH share

Iberia

Spanish construction activity continued its decline in 2009, falling by about 20%. Residential and non-residential building fell steeply, only partly compensated by infrastructure spend, resulting in a lower profit outcome.

The Portuguese economy declined by 2.7% in 2009; however construction fell by about 7% with the residential sector registering the largest decline. Our Secil joint venture, with three cement plants in Portugal, suffered from reduced domestic demand but increased its export volumes albeit at lower prices. While Secil enjoyed a good performance in its activities outside Portugal due to favourable demand and pricing coupled with lower fuel costs, operating profit overall was down on 2008.

Eastern Mediterranean

As expected, the Turkish economy and domestic Turkish construction activity continued to contract in 2009. Strong export demand however helped selling prices in the Aegean region to stabilise in the second half of the year and the implementation of strong cost-control measures and improved operating efficiencies helped partly to offset the downturn in domestic demand. Overall operating profit was lower than 2008.

China

Our Chinese operations performed well in 2009 with cement volumes in northeast China increasing by 12% due to strong demand from infrastructure projects which were funded by the government stimulus programme. This increased demand created a favourable pricing environment that enabled our wholly-owned Sanling Cement to improve on prior year's performance; our new associate Yatai Cement, in which CRH has a 26% share, exceeded expectations and reached record volumes.

India

My Home Industries Limited (MHIL), our 50% cement joint venture in the Andhra Pradesh region of southern India, had a strong performance in the first half of 2009 which benefited from strong government investment in housing and infrastructure. However, following the national elections, market conditions weakened in the second half with newly-commissioned cement capacity putting pressure on volumes and prices across our market. This resulted in operating profit for the year broadly in line with 2008. The new grinding plant near Vishakapatnam in eastern Andhra Pradesh was commissioned in August 2009.

Outlook

Further declines in construction activity in Ireland are anticipated in 2010. Lower consumer confidence, continuing restricted credit availability, unsold building stock and supply overcapacity will continue to put further pressure on volumes and margins.

Polish GDP is forecast to grow by between 1.5% and 2% in 2010, however unemployment is expected to continue to increase. Inflation levels are expected to continue to decline and interest rates are likely to remain low. An increase in overall construction activity is expected, supported by a significant increase in infrastructure contracts awarded and a number of sports and stadium projects required for the European Football Championships in 2012.

In Ukraine, construction activity is forecast to increase modestly in 2010 resulting in improved volumes of cement. This together with continued focus on cost efficiencies should deliver improved margins.

Construction demand in Finland is set to fall further by a mid single-digit percentage in 2010, with continued weak levels of activity in non-residential construction partially offset by improving residential construction and relatively stable infrastructure volumes.

Switzerland is expected to stabilise at current levels. Both residential construction and infrastructure will continue to grow and are expected to compensate for a decline in non-residential activity.

In Portugal, the outlook remains challenging with a further decline in residential activity likely to be offset by increased infrastructural activity. Cost efficiencies and improved use of alternative fuels should help maintain margins, but export markets are expected to be more challenging.

Turkish GDP is forecast to grow by 2.5% in 2010 and domestic construction activity is expected to increase at a similar rate. The positive trends experienced during the second half of 2009 are forecast to continue into 2010 although cement exports are likely to face stiff competition.

Cement demand is expected to grow strongly in northeast China due to the continuing Government stimulus package and an improving residential market. We anticipate further margin improvement at our Sanling Cement business. The ongoing investment programme with Yatai Cement, together with a full year's contribution from new acquisitions, will bring Yatai Cement's total cement capacity to 21 million tonnes.

In India, we expect growth in demand in the Andhra Pradesh region to recover during 2010 and this should ease the pressure resulting from additional supply capacity. A full year contribution from MHIL's new grinding plant is expected to add to sales growth and performance.

Overall we anticipate more stable markets for Europe Materials' products in 2010 and we expect to benefit from lower energy prices and cost reductions in our operations. Industry capacity reductions and some increase in demand later in the year should be supportive to margins. However, the year has commenced with severe weather in many markets and the extent to which this will impact on demand and pricing levels for the year as a whole remains uncertain.



Our Stradal concrete products business in France supplied 33 standard Beryl poles (reversed cylinder-cone shaped), 95 anti-parking bollards and a fountain bollard, all designed in black quartz, which were erected in Caveirac, France, during the creation of a new roundabout.

Europe Products & Distribution

Throughout 2009, tough markets across all sectors where our businesses operate resulted in a decline in operating profit. The management team responded vigorously to the challenge taking radical and effective action to mitigate these effects. We continue to focus on commercial initiatives, cost reduction and performance improvement plans across all our businesses.



Máirtín Clarke
Managing Director
Europe Products & Distribution

The squeeze on credit and falling consumer confidence hit the housing sector across all regions. Non-residential activity also declined. The repair, maintenance and improvement sectors were more resilient. Overall, the Division saw sales decrease by 12%, EBITDA decline by 25% and operating profit decline 39%.

With few exceptions our businesses experienced volume and price pressure. Towards year-end some improvement in UK brick deliveries was evident. While some degree of stability has returned to markets in Europe, we expect trading in 2010 to be challenging.

The Division carried on from 2008 with the implementation of significant cost reduction actions. Capital expenditure was again cut back and tighter working capital management yielded a very positive outcome on cash flow. Our focus continued on defending margins and conserving cash throughout our businesses.

Results

					Analysis of Change				
€ million	% of Group	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairments	Exchange
Sales Revenue	38%	6,635	7,498	(863)	(1,062)	191	–	–	8
EBITDA*	27%	487	650	(163)	(137)	16	(29)	–	(13)
Operating Profit*	26%	253	418	(165)	(129)	10	(29)	(7)	(10)
Average Net Assets		3,877	4,096						
EBITDA Margin		7.3%	8.7%						
Operating Profit Margin		3.8%	5.6%						

* *EBITDA and Operating Profit exclude profit on disposal of non-current assets*

Concrete Products

This group manufactures concrete products for two principal end-uses: pavers, tiles and blocks for architectural use, and floor and wall elements, beams and vaults for structural use. In addition, sand lime bricks are produced for the residential market. Our businesses experienced difficult market circumstances, mainly in residential-related markets and increasingly, as the year progressed, in the non-residential sector. Good progress in public sector niche markets in France and the Netherlands was outweighed by major weaknesses in Denmark and Eastern Europe.

Architectural

Architectural operations faced difficult conditions in most markets and performed below 2008. Our Belgian, French and Danish paver and tile businesses suffered from weak residential markets and falling consumer confidence. Results in our Dutch and German operations improved driven by targeted commercial initiatives. After a strong performance in 2008 the Slovakian market weakened considerably. In response to the continuing difficult market conditions, further factory closures in Belgium, France, the UK and Germany were made and overhead costs were reduced significantly.

Structural

Our structural concrete operations delivered operating profit well below 2008. The businesses were severely impacted by difficult conditions in residential markets and declining non-residential activity. Our Belgian business supplying the industrial and farming sector delivered strong results. Due to major restructuring initiatives taken at our Dutch and Swiss businesses in 2008, results in these operations were ahead in 2009. The programme of factory closures and general cost reduction continued in 2009 especially in Denmark, Belgium and Hungary where volumes and prices remained weak.

Clay Products

The Clay Products group principally produces clay-facing bricks, pavers, blocks and roof tiles and operates in the UK, the Netherlands, Germany, Poland and Belgium and also supplies various export markets. For the year as a whole, volumes in the UK brick industry declined considerably although some upturn was visible in the last quarter. Following the major reorganisation plans implemented in 2008, additional factory closures and production shutdowns took place. The benefits from these measures coupled with strong product innovation resulted in an operating profit outcome well ahead of 2008. In Mainland Europe, lower volumes and energy price increases led to lower operating profit despite good progress and benefits from the new country-based organisation serving two operating regions, Central Europe and Eastern Europe.

Building Products

The Building Products group is active in lightside building materials and is organised in three business areas: Construction Accessories, Building Envelope Products and Insulation Products. Market conditions in 2009 deteriorated with the non-residential sector slowing significantly. With volumes declining, the operating profit outcome was lower than in 2008 despite relatively robust pricing.

Construction Accessories

This business unit is the market leader in construction accessories in Western Europe. Falling demand, especially in the non-residential sector, offset somewhat by new innovative products brought to market, resulted in lower operating profit. Our UK business acquired in 2008 exceeded our expectations aided by strong export figures. The main focus is on realising greater commercial synergies and back-office cost reduction through a more integrated organisational structure.



Market leadership positions

Architectural Concrete

No.1 paving products: Benelux, France, Slovakia
No.1 paving/landscape walling: Germany
No.1 architectural masonry: UK
No.2 paving products: Denmark

Structural Concrete Products

No.1 precast flooring: Benelux
No.1 precast architectural concrete: Denmark
No.1 utility precast: France
No.1 precast structural elements: Hungary, Switzerland
No.1 concrete fencing and lintels: UK

Clay Products

No.1 facing bricks: UK
No.2 facing bricks, pavers & blocks: Europe

Insulation Products

No.1 EPS: Ireland, Netherlands, Poland, Nordic region
No.1 (joint) XPS: Germany (50%)*
No.1 XPE: Germany
No.1 PUR/PIR: Netherlands

Building Envelope Products
These operations specialise in systems and products for entrance and climate control solutions, and are mainly active in non-residential construction focussing on the growing RMI, safety and comfort market segment. Volumes at our Entrance Control operations in fencing, security and access systems were lower than 2008. Our Rooflight & Ventilation business, which specialises in climate control, suffered a decline in activity although pricing remained generally robust. Sales to the industrial sector continued in line with 2008. The Roller Shutters business turned in a satisfactory performance being only marginally behind 2008 due to successful new product launches and tighter cost control. As part of our annual strategic review of businesses we have decided to exit climate control activities and concentrate on the more focussed Fencing, Security and Shutters businesses that, for the future, offer us greater market leadership potential in Europe.

Construction Accessories
No.1 Western Europe

Fencing & Security
No.1 security fencing and perimeter protection: Europe

Rooflight & Ventilation
No.1 (joint) glass structures, plastic rooflights, natural ventilation and smoke exhaust systems: Europe

Builders Merchants
No.1 Austria, Netherlands, Switzerland, France: Burgundy, Rhône-Alps and Franche-Comté, Germany: Sachsen-Anwalt, Niedersachsen, northern Nord Rhein Westfalen
No.2 Ile-de-France

DIY Stores
No.1 Netherlands, No.2 Belgium Member of Gamma franchise
No.5 Germany (48%)* Member of Hagebau franchise
No.2 (joint) Portugal (50%)*

* CRH share

Insulation Products
Our Insulation business manufactures a variety of high quality foam products for use in the residential, non-residential and industrial buildings sectors. The decline in residential markets, across Europe, and price pressure in Eastern Europe were the main reasons for lower operating profit, although these effects were tempered by strong demand for RMI products driven by ongoing European legislation for energy efficiency. Following rigorous strategic analysis we have decided to exit the Insulation sector as we no longer see a route to becoming a pan-European leader in this sector.

Distribution

Trading conditions for our distribution businesses continued to be very difficult in 2009 with the residential sectors across all our markets showing various degrees of decline. Price discipline and tight management in purchasing resulted in gross margins in line with 2008. However, operating profit declined 29%. The principal focus is on further cost reduction at overhead level, improved category management and greater benefits from operational excellence by leveraging our economies of scale.

Professional Builders Merchants
With 479 locations in six countries, Professional Builders Merchants has strong market positions in all its regions. *Benelux:* Markets were weak in 2009 and this resulted in lower sales and operating profit compared with 2008. *France:* All regions experienced a slowdown and further restructuring costs resulted in operating profit well down on 2008. Trading results at our associate Trialis (in which we acquired a 34.8% shareholding in July 2008) were below expectations as its markets in the southwest of France proved to be very difficult. *Switzerland:* Compared with other Western European construction markets, the Swiss market was less impacted. However the combination of lower volumes in heavyside materials and additional restructuring costs resulted in a lower operating profit outcome versus 2008. *Austria:* Despite slowing sales from a weaker residential market, our initiatives to improve gross margin and reduce overheads contributed to an increase in operating profit. *Germany:* Bauking, in which we have a 48% joint-venture stake, operates primarily in northwest Germany. Sales in this region suffered and despite a small increase in gross margin and relentless cost control, like-for-like operating profit was down. Our Sanitary, Heating and Plumbing (SHAP) business in Germany, acquired in 2008, is a leading player in the northwest part of the country. Benefiting from a robust demand for heating equipment, performance was in line with expectations. We see this business as a platform for further SHAP growth in Germany.

DIY
The DIY Europe platform has activities in five countries with 241 stores under five different brands: Gamma (the Netherlands and Belgium), Karwei (the Netherlands), Hagebau (Germany), Maxmat (Portugal) and Jelf BricoHouse (Spain).
The Netherlands: Despite a sharp decrease in consumer confidence, sales and operating profit in the first half of 2009 were relatively robust but thereafter demand declined further especially in the fourth quarter, with full-year operating profit lower than 2008. Increased competition and promotional campaigns had a negative impact on margins; however, this was mitigated by efficient store operations, tight cost control and sharp franchise formula management. *Belgium:* Gamma Belgium with 19 locations had lower sales and operating profit mainly due to weaker consumer confidence and demand. *Germany:* Bauking operates 51 DIY stores under the brand name Hagebau. Although Bauking managed to keep costs under tight control, operating profit declined in a very competitive market. *Portugal:* The economic environment continued to be difficult and operating profit was down on 2008. *Spain:* We entered the Spanish DIY market in May 2007 in the Alicante/Valencia region. Market circumstances have been very challenging and results, while below expectations, were broadly in line with 2008.

Outlook

The markets for our businesses will continue to be difficult in 2010. With the exception of the UK, the residential sector will be challenging especially in the Netherlands. The non-residential sector is expected to weaken further. Public sector investments in France and Government infrastructure initiatives in the Netherlands should provide some upturn in related concrete and distribution businesses. The RMI sector is expected to decline but at a slower pace than the new building sector. With the exception of Poland, Eastern Europe market conditions will be very demanding. The effects of our comprehensive cost-reduction programme initiated in late 2007 will be continued through into 2010. More benign energy prices should provide some relief on the cost side.



Pike Industries, laying 181,000 tonnes of asphalt during the reconstruction of 23 miles of the I-295 highway in Maine, a project financed under the US Federal stimulus programme.

Americas Materials



Mark Towe
Chief Executive Officer
The Americas

Americas Materials faced a very challenging environment in 2009 with severe volume declines across all product lines. The benefit of lower energy costs along with aggressive actions to reduce fixed cost, improve operating efficiency and increase prices yielded higher operating margins. US Dollar sales revenue and operating profit declined 19% and 16% respectively, and the operating profit margin for the Division increased by 0.3 percentage points to 9.5%.



Doug Black
Chief Executive Officer
Americas Materials

The Federal stimulus bill provided some additional public projects for our asphalt and paving business, yet continued weakness in residential, commercial and state/local infrastructure construction resulted in volume declines of 23% in aggregates, 15% in asphalt, 32% in readymixed concrete, and a 14% drop in construction revenue.

Aggregates and readymixed concrete selling prices rose 6% and 3% respectively, while our asphalt operations saw prices decline 2% reflecting lower input costs.

Efforts that began in early 2008 to systematically execute commercial and operating best practices delivered excellent results in 2009. Coupled with aggressive fixed cost reductions, these fundamental changes are now ingrained in our culture and will yield more significant benefits as the economy strengthens.

Results

					Analysis of Change				
€ million	% of Group	2009	2008	Change	Organic	Acquisitions	Restructuring	Impairments	Exchange
Sales Revenue	25%	4,280	5,007	(727)	(1,024)	25	–	–	272
EBITDA*	37%	670	724	(54)	(87)	5	(11)	–	39
Operating Profit*	43%	407	462	(55)	(72)	3	(11)	–	25
Average Net Assets		4,515	4,379						
EBITDA Margin		15.7%	14.5%						
Operating Profit Margin		9.5%	9.2%						

* *EBITDA and Operating Profit exclude profit on disposal of non-current assets*

Overview

Americas Materials faced a very challenging environment in 2009 with an overall US Dollar revenue decline of 19%. Residential construction remained weak at low levels of demand, while the non-residential sector experienced a severe decline from strong 2008 levels, reflecting continued tight credit and increasing unemployment. The Federal stimulus bill (American Recovery and Reinvestment Act 'ARRA') provided some additional public projects which had a positive impact primarily on the Division's asphalt and paving business, but this was more than offset by lower state spending on infrastructure. Overall product volumes were down sharply and with minimal impact from acquisitions, aggregates volumes declined by 23%, asphalt was down 15% and readymixed concrete decreased 32% on 2008 levels.

In order to offset lost economies of scale associated with significantly lower volumes, the Division focussed on delivering high quality materials and service to customers and capturing maximum value for our products. As a result, aggregates and readymixed concrete selling prices rose 6% and 3% respectively, while our asphalt operations saw prices decline 2% reflecting lower input costs.

The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, declined by 26%. Diesel and gasoline prices, which are important inputs to aggregates, readymixed concrete and paving operations, declined by 32% and 21% respectively versus the prior year. Liquid asphalt prices overall were 14% lower in 2009, following a very volatile year in 2008. Additionally, in late 2008, we expanded our winter-fill capacity (which has historically been concentrated in the east and central United States) by adding storage in Utah, Washington and Idaho, thereby further reducing our exposure to the fluctuating cost of liquid asphalt.

Across all business segments our teams focussed internally on implementing best operating practices and tracking real-time metrics to drive efficiency improvements while adjusting to significantly reduced levels of production. These efforts helped maintain and improve our product margins. Additionally, significant reductions were achieved in fixed costs as our local and regional organisations were restructured to match the smaller market. Overall operating profit margin for the Division was improved by 0.3 percentage points.

Following a slow start to the year, acquisition activity picked up in the second half and we ended 2009 with a total spend of US$231 million. Major transactions included Wheeler Companies in Texas, Hilty Quarries in Missouri, Burdick Paving in Utah and selected aggregates and asphalt assets in Missouri from Lafarge.

Wheeler Companies is a successful asphalt (six plants), readymixed concrete (eight plants) and paving company based in Austin, Texas and provides entry into the high-growth Austin market with opportunity for further vertical integration into aggregates. This acquisition represents a significant expansion of our current business in Texas which we have identified as an attractive growth platform.

Hilty is an excellent geographic and strategic fit with our existing operations in Missouri. This integrated aggregates and asphalt business operates eight quarries and has approximately 95 million tonnes of well-located, quality aggregates reserves.

Burdick Paving is a well-run vertically integrated company in eastern Utah, operating five aggregates plants, three



asphalt plants and paving operations. This represents a geographic expansion of our profitable Utah-based operations into a steadily growing, natural resource rich region of the state.

The Lafarge assets in central and eastern Missouri provide 123 million tonnes of well-located reserves along the I-70 interstate between Kansas City and St. Louis.

In addition, the Division completed six other transactions adding another 162 million tonnes of aggregates reserves.

Our operations are geographically organised, segmented into East and West sectors, each containing four divisions.

East

The Northeast division (ME, NH, VT, MA, RI, NY, NJ, CT) delivered a mixed performance. The Pike group capitalised on early ARRA bid lettings in Maine and New Hampshire and delivered record operating profits with improved margins and solid asphalt volumes and construction revenues. Massachusetts and Upstate New York also moved operating profits ahead strongly with good overall infrastructure demand. The metropolitan New York operations suffered primarily from dramatic commercial activity declines while lower volumes and intense market competition continued in New Jersey. In Connecticut, continued softness in residential and commercial activity outweighed improvements in infrastructure construction activity. Overall the Northeast division operating profit was lower than the prior year.

The Mid-Atlantic division (PA, DE, VA, WV, KY, TN, NC, MA) suffered operating profit declines in Pennsylvania and Delaware as these markets continued to deteriorate. Operating profits in Virginia, West Virginia, Kentucky, Tennessee and North Carolina also fell off from excellent levels in 2008 due to volume declines. Aggressive pricing initiatives and cost reductions resulted in margin improvement throughout the Mid-Atlantic division, moderating the operating profit decline.

A strong stimulus programme in Michigan along with sound pricing initiatives, good bitumen purchasing and excellent cost controls in both Michigan and Ohio enabled our Central division to achieve improved profit margins. While volumes declined in line with the Materials Division averages, operating profit was within 15% of the record 2008 outcome.

The Southeast division (GA, AL, SC, FL) experienced another difficult year leading to a sharp fall in operating profit. Continued declines in the Florida residential and commercial markets negatively impacted the readymixed concrete operations acquired in late 2007 and our new cement joint venture (American Cement Company) which began production in June. Additionally, significant state budget deficits in both Florida and Alabama adversely affected highway lettings and consequently the volumes of asphalt and rail-transported aggregates in both states.

Market leadership positions

Aggregates
No.3 national producer in United States

Asphalt
No.1 national producer in United States

Readymixed Concrete
Top 5 in United States

West

The Southwest division (MS, TX, OK, AR, MO, KS, TN) was impacted by volume declines for all products and lower construction sales. However, margin increases in all product lines, coupled with aggressive fixed cost reductions, more than offset lower volumes and construction margins, leading to a good advance in overall operating profit.

In the Rocky Mountain/Midwest division (IA, SD, MT, WY, CO, NM, ID, MN, NE, IL), operating profit declined in 2009 due to weak demand and lower construction margins. Our Midwest businesses experienced good asphalt demand in Iowa from significant ARRA projects and achieved margin improvements from pricing and cost initiatives. However, these advances in the Midwest division were more than offset by reduced highway activity in Minnesota, Idaho and Montana, and overall operating profit was below the 2008 level.

In the Northwest division (ID, WA, OR), worsening economies in northern Idaho and Oregon impacted volumes and operating profits despite strong pricing and significant benefits from cost controls and restructuring.

The Staker Parson operations (UT, ID, AZ, NV) saw a significant decline in volumes reflecting a weakening economy in all regions. The continued slide in residential and commercial construction led to reduced demand for readymixed concrete and aggregates and drew additional competition to the highway construction business. Profit margins were maintained, but operating profit declined.

Outlook

The ARRA Federal stimulus bill will provide increased construction activity in 2010, however there is much uncertainty concerning the reauthorisation of a long-term Federal highway bill and/or the passage of a second job stimulus bill. This uncertainty has caused many fiscally-challenged states to become even more cautious with their highway programmes. Overall, we would anticipate the combined Federal and state spending on highway construction in 2010 to be similar to 2009. Residential activity should improve modestly from a low level, likely showing gains in the second half of 2010. The important non-residential sector will decline further in 2010 from weak 2009 levels due to continued tight credit, high vacancy rates and high unemployment.

Overall we expect ongoing product volumes and construction revenues to be flat in 2010. Margins in construction are expected to be lower due to increased competition and intense bidding for limited work, however product margins should improve with product price increases and cost-efficiency improvements. These efforts coupled with continued reductions in fixed overhead and contributions from 2009 acquisitions should result in a good advance in operating profit for Americas Materials in 2010.



The Omni Hotel in Fort Worth, Texas is a 34-storey, 604-room luxury hotel featuring a unique structural design and style. Oldcastle Glass supplied Insulating Glass, Solar Control Glass, Low-E Glass and Silk-screened Glass to this landmark building.

Americas Products & Distribution



Mark Towe
Chief Executive Officer
The Americas

Americas Products experienced significant demand pressures in 2009, particularly in the important residential sector, and more significantly in the non-residential sector as the year progressed. Against this challenging backdrop and with particularly acute trading challenges in MMI, our Products businesses experienced a 91% decline in full-year US Dollar operating profit. Our Distribution business also experienced a sharp downturn in activity and operating profits were significantly lower.



Bill Sandbrook
Chief Executive Officer
Americas Products & Distribution

Americas Products & Distribution experienced significant demand pressures in 2009 with further declines in all of our markets. While there was some stabilisation of the residential market at historically low levels, non-residential continued to weaken throughout the year.

Regionally our operations in the West and Canada performed better relative to our southeastern and northeastern markets which were noticeably weaker than in 2008.

The continuing focus of management remains on internal cost reductions, delivering supply chain efficiencies and growing revenues through product innovation and providing systems solutions to the construction market.

Results

€ million	% of Group	2009	2008	Change	Analysis of Change: Organic	Acquisitions	Restructuring	Impairments	Exchange
Sales Revenue	21%	3,709	4,686	(977)	(1,234)	29	–	–	228
EBITDA*	12%	212	485	(273)	(247)	2	(47)	–	19
Operating Profit*	4%	38	330	(292)	(247)	1	(47)	(11)	12
Average Net Assets		2,477	2,586						
EBITDA Margin		5.7%	10.3%						
Operating Profit Margin		1.0%	7.0%						

* *EBITDA and Operating Profit exclude profit on disposal of non-current assets*

Americas Products & Distribution continued

Overview

Americas Products & Distribution experienced significant demand pressures in 2009, with further declines in all of our markets, particularly the important residential sector, and more significantly in the non-residential sector as the year progressed. Against this challenging backdrop and with particularly acute trading challenges in MMI, our Products businesses experienced a full year US Dollar operating profit decline of 91%. Similarly, sales revenues in our Distribution business were significantly lower and operating profits declined, despite decisive action on cost reductions. Regionally, our Products & Distribution operations in the West and Canada performed relatively better, while our southeastern and northeastern operations continued to be noticeably weaker than in 2008. Focussed cost-reduction measures helped to mitigate somewhat the impact of sharp volume declines. Overall, the Division recorded a 25% decrease in US Dollar sales and an 89% decline in US Dollar operating profit. The continuing focus of management remains on delivering internal cost reductions and supply chain efficiencies.

Architectural Products (APG)

APG, with 239 locations in 38 states and two Canadian provinces, is the leading North American producer of concrete products for the commercial masonry, professional landscaping and consumer DIY markets. The group is also a regional leader in clay brick, dry-mixes, and lawn and garden products.

APG faced continued difficult trading conditions in 2009 due to further deterioration in the residential construction sector and accelerated declines in non-residential markets. The construction markets in eastern Canada were more robust than those in the US. The Homecenter (DIY/retail) channel, which accounts for approximately one-third of APG sales, remained resilient despite weak consumer sentiment and spending. Reflecting these factors, our United States masonry and brick divisions experienced considerable operating profit declines. In contrast, our Canadian masonry business performed well and our lawn and garden and dry-mix divisions delivered significant operating profit improvement. Extensive cost-reduction actions and regional consolidations were completed across APG; however, they were only able to partially offset the negative external factors. Overall, APG recorded a decline in sales and a sharp decline in operating profit.

Precast

The Precast group is a leading manufacturer of precast, prestressed and polymer concrete products, small plastic box enclosures and concrete pipe in North America. The group has 76 locations in 25 states and the province of Québec.

Significantly lower levels of residential activity in 2009 again negatively affected demand for drainage products and plastic box enclosures nationwide. Activity in the non-residential sector also decreased considerably, further impacting sales. This trend is expected to continue into 2010, as poor business conditions and reduced access to credit weigh on demand. The group's most steady work was in the infrastructure segment, but exposure to this segment is less significant. Overall volumes were down approximately 33% from a relatively weak 2008. In spite of the harsh economic backdrop and an increasingly competitive market, margins were similar to 2008 as a result of pricing initiatives, operational efficiencies, and second-half input cost declines. Overall operating profit was below 2008 levels. Backlogs declined throughout 2009, but are showing signs of recovery in 2010. Management's focus will be to continue internal improvement and cost-reduction measures ahead of the challenging market conditions that are expected to extend into 2010.


Alaska
Hawaii
Chile
Argentina

Glass

The Glass group is the market-leading supplier of Building Envelope Solutions for commercial, institutional and multi-storey residential construction, including custom-engineered curtain wall, custom-fabricated architectural glass, high-performance windows, architectural skylights, and storefronts and doors. With 79 locations in 23 states and four Canadian provinces, the Glass group is the largest supplier of high-performance architectural glass and engineered aluminium glazing systems in North America.

In 2009, the architectural glass business experienced unprecedented declines in demand, as sales volumes decreased 24% compared to 2008. Pricing was intensely competitive in all North American markets and the group's largest privately-held competitor filed for bankruptcy reorganisation in November. Also the group experienced competition from non-traditional sources as many smaller glass fabricators directed underutilised residential capacity to serving commercial markets. In this difficult trading environment, the Glass group focussed on building market share, tightening cost control and closing 11 operating locations to better balance capacity with depressed market demand. Operating profit fell steeply.

While the engineered products business experienced a 26% decline in sales compared to 2008, operating profit was near 2008 record levels due to a strong performance from our Canadian locations, favourable backlog pricing and lower aluminium costs. 2010 is expected to be a much more challenging year for the engineered products business as project backlog continues to decline.

MMI

MMI has 76 locations, 16 of which are manufacturing, across 29 states and a plant in Mexico. Although its fencing products are often used in residential applications, most of MMI's products (construction accessories, welded wire reinforcement and fencing products) are used in non-residential-oriented projects, particularly in conjunction with the use of concrete.

The accelerating decline in non-residential construction activity led to a 40% decrease in MMI's sales from 2008 levels. The combination of high-priced steel inventory, lower sales volumes, and dramatically falling sales prices contributed to a significant operating loss for the year. Management modified its steel purchasing strategy to reduce future volatility and reacted to declining volumes by instituting extensive cost-reduction measures across all businesses and scaling back the size of its distribution network.

Distribution

Oldcastle Distribution, trading primarily as Allied Building Products ("Allied"), has 184 branches focussed on major metropolitan areas in 31 states. It comprises two divisions which supply contractor groups specialising in Exterior (roofing and siding) and Interior (wallboard, steel studs and acoustical ceiling systems) Products.

Exterior Products is the group's traditional business and Allied is one of the top four distributors in this segment in the United States. Demand is largely influenced by residential and commercial replacement activity with the key products having an average life span of roughly 25 years. This repair, maintenance and improvement aspect provides a solid underpinning of baseline roofing demand.

The Interior Products division, being relatively immune to weather, has low exposure to replacement activity and demand is therefore largely dependent on the new commercial construction market. Allied is the fourth largest Interior Products distributor in the United States.

Both segments of the business declined greatly in 2009, roughly in proportion to the overall market. In the Exterior Products business, overall US asphalt roofing shingle shipments were down 15% in 2009, a level of decline that was somewhat offset by storm activity in a number of regions. Allied did not specifically benefit from these storms, but outperformed competitors in its market areas. For the Interior Products business, gypsum wallboard shipments are a barometer of activity and these declined by about 7 billion square feet or 28% in 2009, comparable with a decline of 31% in Allied's Interior Products sales.

Acquisition activity for Americas Distribution was limited to the addition of one small interior products distributor in Salt Lake City.

South America

The South American group faced difficult economic conditions in 2009, particularly in Argentina, and management focussed on initiating significant cost-reduction programmes. Operating profit from our Argentine ceramic tile and glass businesses was at break-even for the year. The start-up of a greenfield floor and wall tile manufacturing facility in Cordoba was completed in October.

Our Chilean glass business experienced a more moderate decline in operating profit. The Santiago-based distribution business acquired in early 2008 was negatively impacted by the adverse economic conditions and operating profit declined.

Outlook

While there are signs that the overall US economy appears to have stabilised, the growth outlook remains weak. Homebuilding appears set to make a slightly positive contribution in the second half of the year. Further declines are however expected in non-residential construction due to continuing stresses in financial and credit markets. While residential repair, maintenance and improvement activity is historically less cyclical, constrained consumer spending because of high unemployment, sluggish income growth and declines in household wealth will translate into weak private domestic demand. Against this backdrop, our businesses will continue to focus on new and ongoing cost-reduction initiatives and the generation of strong cash flow, as we leverage further the benefits of our extensive location network and the Divisions' product diversity and broad sectoral exposure.

Market leadership positions

Precast Concrete Products
No.1 in United States

Architectural Concrete Products
No.1 masonry, paving and patio in United States
No.1 paving and patio in Canada
No.2 packaged concrete mixes in United States
No.2 packaged lawn & garden products in United States

Clay Products
No.1 brick producer in northeast and midwest United States
No.1 rooftiles in Argentina
No.2 wall and floor tiles in Argentina
No.3 clay block producer in Argentina

Glass Fabrication
No.1 architectural glass fabrication in United States

Glazing Systems
No.1 engineered aluminium glazing systems in United States

Construction Accessories
No.2 in United States

Welded Wire Reinforcement
No.2 in United States

Fencing Products
No.2 manufacturer and distributor in United States

Distribution
No.4 roofing/siding distributor in United States
No.4 interior products distributor in United States

Finance Review



Glenn Culpepper
Finance Director

CRH continued to generate strong cash flow in 2009. Our excellent working capital management and pragmatic approach to capital expenditure, together with the proceeds of €1.24 billion from the March 2009 Rights Issue, resulted in a reduction of €2.4 billion of debt. Our debt maturity profile and credit ratios are among the best in the sector, leaving us with substantial financial flexibility.

General

With continued weakness in the financial, economic and business climate worldwide in 2009, and significant declines in construction activity in the Group's major markets, management's focus during the year remained firmly concentrated on cost reduction and operational initiatives.

Sales revenues for 2009 amounted to €17.4 billion, a 17% decline compared with the €20.9 billion reported last year. EBITDA for the year, after once-off charges of €205 million associated with our cost reduction programme, declined by one-third to €1.8 billion, in line with the guidance provided in the Interim Management Statement of 10th November 2009 and the Trading Update Statement of 5th January 2010. Profit before tax excluding impairment charges, amounted to €773 million, a decrease of 53% compared with 2008, and ahead of the guidance of €0.75 billion provided in the January Update.

After impairment costs of €41 million (2008: €14 million), pre-tax profit declined by 55% to €732 million. Reflecting the increase in average shares in issue as a result of the Rights Issue in March 2009, a slightly higher percentage decline of 58% was reported in earnings per share for the year.

Overall operating margin fell from 8.8% in 2008 to 5.5% in 2009.

Profit on disposal of non-current assets at €26 million was below 2008 (€69 million).

Expenditure on acquisitions and investments in 2009 amounted to €458 million.

In March 2009 the Group issued approximately 152 million new Ordinary Shares by way of a Rights Issue, generating net proceeds for the Group of €1.24 billion.

Key Components of 2009 Performance

Table 1 below sets out the key components of the Group's performance in 2009, analysing the change in results from 2008 to 2009.

Exchange Translation Effects
While the US Dollar strengthened during 2009 with the average US$/€ rate of 1.3948 being 5% stronger than in 2008 (1.4708), this was more than

Table 1 Key Components of 2009 Performance

€ million		Revenue	EBITDA	Operating profit	Profit on disposals	Trading profit	Finance costs	Associate PAT	Pre-tax profit
2008 as reported		20,887	2,665	1,841	69	1,910	(343)	61	1,628
Exchange translation effects		291	(22)	(32)	(3)	(35)	(8)	(1)	(44)
2008 at 2009 exchange rates		**21,178**	**2,643**	**1,809**	**66**	**1,875**	**(351)**	**60**	**1,584**
Incremental impact in 2009 of									
- 2008/2009 acquisitions		298	37	24	-	24	(21)	9	12
- Restructuring costs	(i)	-	(143)	(143)	-	(143)	-	-	(143)
- Impairment costs	(ii)	-	-	(27)	-	(27)	-	-	(27)
Ongoing operations		(4,103)	(734)	(708)	(40)	(748)	75	(21)	(694)
2009 as reported		**17,373**	**1,803**	**955**	**26**	**981**	**(297)**	**48**	**732**
% change		**-17%**	**-32%**	**-48%**		**-49%**			**-55%**

(i) Restructuring charges amounted to €205 million in 2009 (2008: €62 million), resulting in an incremental cost in 2009 of €143 million.
(ii) Total impairment charges in 2009 were €41 million (2008: €14 million), with an incremental cost of €27 million in 2009.

offset by the decline in the average Polish Zloty exchange rate which at 4.3276 was 19% weaker (2008: 3.5121). Currency movements in total had a net negative impact of €44 million at profit before tax level. The average and year-end exchange rates used in the preparation of CRH's financial statements are included under Accounting Policies on page 66 of this Report.

Incremental Impact of Acquisitions
Acquisitions completed in 2008 and 2009 contributed incremental operating profit of €24 million on additional sales of €298 million, an effective incremental operating profit margin of approximately 8%.

The Group's European segments accounted for the bulk of the acquisition impact in 2009, generating an incremental €20 million in operating profit on additional sales of €244 million. This reflected the full-year impact of the sanitary ware, heating and plumbing acquisitions by the Distribution group in Germany and Switzerland in mid-2008, and of the Group's joint venture cement investment in India in May 2008.

In the Americas, the incremental impact from acquisitions was, as expected, relatively modest, with an incremental €4 million in operating profit on sales of €54 million.

CRH's 2010 results are expected to reflect a modest incremental impact from 2009 acquisitions, which on a combined basis, have annualised sales of approximately €200 million.

Non-recurring items – Restructuring and Impairment Costs
The ongoing focus on operational excellence initiatives to deliver cost savings continued throughout 2009 and the related savings generated from these initiatives are discussed by the Chief Operating Officer on page 19 of this Report. The costs incurred to implement this 4-year cost saving programme amounted to €205 million in 2009 (2008: €62 million).

Impairment charges of €41 million were recorded against the carrying value of property, plant and equipment and intangible assets – the corresponding charge in 2008 was €14 million.

Ongoing Operations
2009 organic sales declined by €4,103 million, a reduction of approximately 19% following a fall of approximately 6% in 2008. Overall organic sales declined by 17% in Europe while the reduction was 22% in the Americas; this compared with 2008 which saw organic sales decline by approximately 4% in Europe and by 8% in the Americas. Underlying operating profit fell by €708 million, more than double the €301 million fall in organic operating profits in 2008.

Underlying operating profit for our European operations fell by €389 million on an underlying sales reduction of €1,845 million, reflecting challenging trading conditions in almost all our markets. Our Materials businesses suffered from the impact of significant volume declines in all its major markets except Switzerland and organic operating profit fell by €260 million. Our businesses in the Products segment experienced difficult trading conditions throughout 2009, with like-for-like sales down 19% compared with 2008; however, the benefits from the ongoing restructuring programme began to come through in the second half when underlying operating profit was slightly ahead of 2008, while the decline for the full year was €74 million. Declining consumer confidence and weaker new residential construction activity resulted in an overall decline in underlying profits of €55 million in Distribution, with the second-half decline being slightly lower than the first half.

Our operations in the Americas had a challenging year reporting a decline of €2,258 million in underlying sales and a decline of €319 million in like-for-like operating profit. While lower private sector demand in 2009 had a significant negative impact on volumes for the Materials Division, infrastructure activity gained momentum through the second half. With lower input costs for energy and the benefit of targeted cost reduction measures and price increases, the Division reported improved margins in 2009 in spite of a 19% decline in ongoing sales revenues; ongoing operating profit was €72 million lower than 2008. The combination of weak residential markets and ongoing reductions in non-residential construction activity had a major impact on our Products businesses in the Americas which reported falls of €881 million in sales and €170 million in operating profits from underlying operations. Our Distribution operations suffered primarily from the decline in residential and commercial construction, with underlying operating profit falling €77 million behind 2008.

Finance Costs
Net finance costs for the year of €297 million were lower than last year (2008: €343 million) reflecting strong operating cash flow for the year and the benefits of the Rights Issue.

Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength are set out in Table 2.

Operating Profit Margin
Overall operating profit margin for the Group fell by 3.3 percentage points in 2009 to 5.5%, with all segments except Americas Materials experiencing margin declines.

Interest Cover
Management believes that the EBITDA interest cover based ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. As set out in note 23 on page 95 of the financial statements, the Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain EBITDA/net interest (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending quarterly on 31st March, 30th June, 30th September and 31st December in each year. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus impacting the maturity profile of the Group's debt and the Group's liquidity.

While EBITDA/net interest cover for the year reduced to 6.1 times (2008: 7.8 times), it remained comfortably above the Group's covenant levels and within the Group's comfort range of 6 to 6.5 times.

Tax Rate
The tax charge at 18.3% of Group profit before tax decreased compared with 2008 (22.5%). The decline in the tax charge largely reflects lower taxable profits in a number of jurisdictions where higher tax rates apply.

Table 2 Key Financial Performance Indicators

	2009	2008
Operating profit margin (%)	5.5	8.8
Interest cover		
– EBITDA basis (times)	6.1	7.8
– EBIT basis (times)	3.2	5.4
Effective tax rate (%)	18.3	22.5
Net debt as a percentage of total equity (%)	38.3	74.7
Net debt as a percentage of year-end market capitalisation (%)	28.1	64.1
Return on average capital employed (%)	6.6	12.9
Return on average equity (%)	6.7	15.6

EBITDA – earnings before finance costs, tax, depreciation, impairment charges and intangible asset amortisation
EBIT – earnings before finance costs and tax (trading profit)
Both EBITDA and EBIT exclude profit on disposal of non-current assets

Net Debt
Year-end net debt of €3.7 billion was €2.4 billion lower than year-end 2008; this reduction in debt, combined with the increase in equity following the March 2009 Rights Issue, resulted in a reduction in the percentage of net debt to total equity from 74.7% at year-end 2008 to 38.3% at year-end 2009.

The Group's market capitalisation at year-end 2009 was €13.3 billion, some 40% higher than at year-end 2008 (€9.5 billion); this combined with the lower net debt resulted in a fall in the debt/market capitalisation percentage from 64% at year-end 2008 to 28% at year-end 2009.

Returns on Capital Employed and Equity
Return on average capital employed and return on average equity both declined in 2009.

Liquidity and Cash Resources

Net debt for the Group at 31st December 2009, at €3.7 billion, was €2.4 billion lower than the €6.1 billion at the end of 2008. This reduction reflects the strong cash generation characteristics of the Group, which combined with the €1.24 billion of proceeds from the Rights Issue and a positive translation adjustment of €0.1 billion, more than offset the impact of the total €1.0 billion spent on acquisitions, investments and capital projects and the €0.4 billion cash dividends paid during the year.

Table 3 summarises CRH's cashflows for 2009 and 2008. The changes in operating profit and interest are discussed above.

The increased charges for depreciation and amortisation mainly reflect the impact of increased impairment charges of €41 million in 2009 (2008: €14 million).

The Group has maintained an intense focus on cash generation throughout 2009, and the net working capital inflow of €661 million represents a further excellent performance in managing receivables and payables in a challenging environment. This compares with a net outflow of €62 million in 2008.

Tax payments were lower than in 2008 as a result of the sharp reduction in pre-tax profits.

The increase in dividends paid reflects the 1% increase in the final 2008 dividend which was paid in May 2009, together with the impact on the interim 2009 dividend paid in October 2009 of the 152 million additional shares in issue following the March 2009 Rights Issue. The interim dividend per share for 2009 of 18.5c was held in line with the interim dividend per share for 2008.

Capital expenditure of over €0.5 billion represented 3% of Group revenue (2008: 5%) and amounted to 0.67 times depreciation of €794 million (2008: 1.33 times). Of the total capital expenditure, 66% was invested in Europe with 34% in the Americas. Our capital expenditure included approximately €0.15 billion and €0.25 billion of investment in major cement plants in 2009 and 2008 respectively.

The caption denoted "Other" mainly reflects the elimination of non-cash income items, primarily share of associates' profits and profit on disposal of non-current assets, and non-cash expense items such as IFRS share-based compensation expense, which are included in arriving at profit before tax.

Spend on acquisitions and investments in 2009 amounted to €0.458 billion, a significant reduction compared with the €1.1 billion spent in 2008. This reflected a deliberate curtailment of development activity from mid-2008 as the economic environment deteriorated.

The share issues caption in 2009 principally reflects the €1.24 billion net proceeds from the March 2009 Rights Issue, together with the take-up of shares in lieu of dividends under the Company's scrip dividend scheme of €148 million (2008: €22 million) and issues under Group share option and share participation schemes of €60 million (2008: €37 million).

In both 2009 and 2008 the Employee Benefit Trust purchased 0.1 million shares to satisfy share option exercises. Share purchases in 2008 also reflected the acquisition of approximately 18.2 million shares under the share purchase programme which was announced in January 2008; the Group announced the termination of this programme in November 2008. In 2009, 3.9 million (2008: 2.0 million) of these shares were used to satisfy the exercise of share options.

Exchange rate movements during 2009 reduced the euro amount of net foreign currency debt by €120 million principally due to the 3% increase in the euro exchange rate against the US Dollar from 1.3917 at end-2008 to 1.4406. The unfavourable translation adjustment of €240 million in 2008 reflected a 5% decrease in the euro rate versus the US Dollar from 1.4721 at end-2007 to 1.3917 at end-2008.

Year-end net debt of €3,723 million (2008: €6,091 million) includes €114 million (2008: €153 million) in respect of the Group's proportionate share of net debt in joint venture undertakings. Details of the components of net debt are set out in note 25 to the financial statements.

At the end of 2009, 77% of the Group's net debt was at interest rates which were fixed for an average period of 5.9 years. The euro accounted for approximately 31% of net debt at the end of 2009 and 117% of the euro component of net debt was at fixed rates. The US Dollar accounted for approximately 59% of net debt at the end of 2009 and 69% of the US Dollar component of net debt was at fixed rates.

The Group finished the year in a very strong financial position with 98% of the Group's gross debt drawn under committed term facilities, 95% of

Table 3 Cash Flow

€ million	2009	2008
Inflows		
Profit before tax	732	1,628
Depreciation (including impairments)	794	781
Amortisation of intangibles (including impairments)	54	43
Working capital movements	661	(62)
	2,241	2,390
Outflows		
Tax paid	(104)	(322)
Dividends	(386)	(369)
Capital expenditure	(532)	(1,039)
Other	(59)	(89)
	(1,081)	(1,819)
Operating cash flow	**1,160**	**571**
Acquisitions and investments	(458)	(1,072)
Disposals	103	168
Share issues	1,445	59
Treasury/own shares purchased	(2)	(414)
Translation	120	(240)
Decrease/(increase) in net debt	**2,368**	**(928)**
Opening net debt	(6,091)	(5,163)
Closing net debt	**(3,723)**	**(6,091)**

which mature after more than one year. In addition, at year-end the Group held €1.6 billion of undrawn committed facilities, which had an average maturity of 2 years. At year-end 2009, 96% of the Group's cash, short-term deposits and liquid resources had a maturity of six months or less.

Shareholders' Equity

The increase of €1.55 billion in total shareholders' equity (capital and reserves attributable to CRH's equity shareholders) during 2009 reflects the proceeds of €1.24 billion from the March 2009 Rights Issue. The total movements in equity for the year are analysed in the Consolidated Statement of Changes in Equity (a new primary financial statement) on page 64 of this Report.

Employee Benefits

The assets and liabilities (excluding related deferred tax) of the defined benefit pension schemes operated by various Group companies, computed in accordance with IAS 19, have been included on the face of the balance sheet under retirement benefit obligations. At end-2009, the net deficit on these schemes amounted to €454 million (2008: €414 million); after deducting the related deferred tax asset, the net liability amounted to €351 million (2008: €320 million). The net liability expressed as a percentage of market capitalisation decreased from 3.4% at year-end 2008 to 2.6% at year-end 2009, reflecting primarily the impact of the March 2009 Rights Issue.

Share Price

The Company's Ordinary Shares traded in the range €12.55 to €20.70 during 2009. The year-end share price was €19.01 (2008: €16.10 restated). Shareholders recorded a gross return of 22% (dividends and capital appreciation) during 2009 following returns of -22% in 2008, -23% in 2007, +29% in 2006, +28% in 2005 and +23% in 2004.

CRH is one of six building materials companies included in the FTSE Eurotop 300, a market capitalisation-weighted index of Europe's largest 300 companies. At year-end 2009, CRH's market capitalisation of €13.3 billion (2008: €9.5 billion) placed it among the top 3 building materials companies worldwide.

Insurance

Group headquarters advises management on different aspects of risk and monitors overall safety and loss prevention performance; operational management is responsible for the day-to-day management of business risks. Insurance cover is held for all significant insurable risks and against major catastrophe. For any such events, the Group generally bears an initial cost before external cover begins.

Legal Proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. The final outcome of all the legal proceedings to which Group companies are party cannot be accurately forecast. However, having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group's financial condition, results of operations or liquidity.

Financial Risk Management

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. These are set out in detail in note 21 to the financial statements.

Financing Activity
In March 2009, the Group issued approximately 152 million new Ordinary Shares at €8.40 per share under the terms of a 2 for 7 Rights Issue. The total proceeds from this issue, net of expenses, amounted to €1.24 billion.

In May 2009, as part of its ongoing financing strategy, CRH completed its first transaction in the Eurobond market with the successful issue of €750 million notes with a coupon of 7.375% and expiring in May 2014. This issue further enhances the Group's debt maturity profile.

These actions, combined with the Group's strong focus on cash generation, excellent working capital management and restrained capital expenditure, leave CRH well-positioned in terms of debt facilities and maturity profile. CRH remains committed to maintaining an investment grade credit rating.

Currency Management
The bulk of the Group's net worth (capital and reserves attributable to equity holders) is denominated in the world's two largest currencies – the US Dollar and the euro – which accounted for 37% and 34% respectively of the Group's net worth at end-2009.

2009 saw a negative €96 million currency translation effect on foreign currency net worth which includes a €120 million favourable translation impact on net foreign currency debt.

Sarbanes-Oxley Act

As a result of its NYSE Listing, CRH is subject to the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management to perform an annual assessment of the effectiveness of internal control over financial reporting and to report its conclusions in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission. For the year ended 31st December 2008, management concluded that the Company's internal control over financial reporting was effective. As required by US law, Ernst & Young audited the effectiveness of the Company's controls over financial reporting for 2008 and issued an unqualified opinion thereon.

Management's assessment and the auditors' report on the effectiveness of internal controls for the year ended 31st December 2009 will be included in the 2009 Annual Report on Form 20-F.

Board of Directors



Above - left to right

J.M.C. O'Connor*
B.Soc. Sc., M.Soc. Sc., PhD

Joyce O'Connor became a non-executive Director in June 2004. She is the founder President and President Emeritus of the National College of Ireland. She currently chairs the Dublin Inner City Partnership. She is a Board member of the Government Task Force on Active Citizenship and an Eisenhower Fellow. She is former chair of the Digital Hub Development Agency, the Expert Group on Mental Health Policy, the National Career Guidance Forum and the Further Education and Training Awards Council (FETAC). (Aged 62).

T.V. Neill*
MA, MSc (Econ.)

Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting's global board. He is a member of the Court of Bank of Ireland and a director of United Business Media Limited. He is also a member of the Governing Body of the London Business School, where he is Chair of the Finance Committee, and of the Trinity Foundation Board. (Aged 64).

K. McGowan*
Chairman

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He is a director of Elan Corporation plc and Charles Schwab Worldwide Funds plc. He was Chief Executive of IDA Ireland (Ireland's inward investment promotion agency) from 1990 to 1998 and has served as President of the Irish Management Institute and as Chairman of the Governing Authority of University College Dublin. (Aged 66).

M. Lee
BE, FCA
Chief Executive

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 28 years' experience of the building materials industry and of CRH's international expansion. He was appointed Group Chief Executive with effect from 1st January 2009. (Aged 56).

J.M. de Jong*

Jan Maarten de Jong became a non-executive Director in January 2004. A Dutch national, he is Vice Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He is also a director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and KBC Bank N.V. (Aged 64).

G.A. Culpepper
CPA, BA, MBA
Finance Director

Glenn Culpepper was appointed Finance Director and became a CRH Board Director in January 2009. A United States citizen, he joined CRH in 1989. From 1995 to 2008 he served as Chief Financial Officer of Oldcastle Materials. Prior to that he held a variety of operational, development and financial roles in the Group's United States operations. He started his career with a leading international accountancy practice. (Aged 53).

J.W. Kennedy*
M.Sc, BE, C.Eng, FIEE

John Kennedy became a non-executive Director in June 2009. He is Chairman of Wellstream Holdings plc, a company in the energy services field. In a 30 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a director of the UK Atomic Energy Authority, Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Fluid Power Limited. (Aged 59).

N. Hartery*
CEng, FIEI, MBA

Nicky Hartery became a non-executive Director in June 2004. He was, until October 2008, Vice President of Manufacturing, Business Operations and Customer Experience for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States. He is a director of Musgrave Group plc and the Target Account Selling Group Limited and a former director of Eircom Limited. (Aged 58).





W.I. O'Mahony*
BE, BL, MBA, FIEI

Liam O'Mahony joined CRH in 1971 and was appointed a Board Director in 1992. He held various senior management positions in the Group, including Managing Director, Republic of Ireland and UK Group companies, Chief Executive of American operations and Group Chief Executive. He retired as an executive at the end of 2008 and continued as a Board member in a non-executive capacity. He is Chairman of Smurfit Kappa Group plc and IDA Ireland, a director of Project Management Limited and a member of The Irish Management Institute Council. (Aged 63).

U-H. Felcht*

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May 2006, Chief Executive of Degussa AG, Germany's third largest chemical company. He is a partner in the private equity group One Equity Partners Europe GmbH and a member of the Supervisory Boards of Jungbunzlauer Holding AG and Süd-Chemie Aktiengesellschaft. (Aged 62).

Inset – top and bottom

W.P. Egan*

Bill Egan became a non-executive Director in January 2007. A United States citizen, he is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is a director of Cephalon, Inc. and the Irish venture capital company Delta Partners Limited. He also serves on the boards of several communications, cable and information technology companies. He is Past President and Chairman of the National Venture Capital Association. (Aged 64).

M.S. Towe
Chief Executive Officer, Oldcastle, Inc.

Mark Towe was appointed a CRH Board Director with effect from 31st July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. in July 2008. With 36 years of experience in the building materials industry, he has overall responsibility for the Group's aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas. (Aged 60).

A. Manifold
FCPA, MBA, MBS
Chief Operating Officer

Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board in January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials. (Aged 47).

D.N. O'Connor*
BComm, FCA

Dan O'Connor became a non-executive Director in June 2006. He was, until March 2006, President and Chief Executive Officer of GE Consumer Finance - Europe and a Senior Vice President of GE. He is Executive Chairman of Allied Irish Banks plc. (Aged 50).

*Non-executive

Board Committees

Acquisitions
K. McGowan, *Chairman*
G.A. Culpepper
M. Lee
A. Manifold
T.V. Neill
D.N. O'Connor
W.I. O'Mahony

Audit
J.M. de Jong, *Chairman***
U-H. Felcht
D.N. O'Connor**
J.M.C. O'Connor

Finance
K. McGowan, *Chairman*
G.A. Culpepper
U-H. Felcht
M. Lee
W.I. O'Mahony

Nomination
K. McGowan, *Chairman*
W.P. Egan
N. Hartery
J.W. Kennedy
M. Lee
T.V. Neill

Remuneration
T.V. Neill, *Chairman*
W.P. Egan
N. Hartery
J.W. Kennedy
K. McGowan

Senior Independent Director
N. Hartery

***Audit Committee Financial Expert*

Corporate Governance Report

CRH has primary listings on the Irish and London Stock Exchanges and its American Depository Receipts are listed on the New York Stock Exchange (NYSE). The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the main and supporting principles of section 1 of the Combined Code on Corporate Governance (June 2008) published by the Financial Reporting Council in the UK. A copy of the Combined Code can be obtained from the Financial Reporting Council's website, www.frc.org.uk.

Board of Directors

Role

The Board is responsible for the leadership and control of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, approval of strategic plans for the Group, approval of financial statements, the annual budget, major acquisitions and significant capital expenditure, and review of the Group's system of internal controls.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. The roles of Chairman and Chief Executive are not combined and there is a clear division of responsibilities between them, which is set out in writing and has been approved by the Board. The Chief Executive is accountable to the Board for all authority delegated to executive management.

The Board has also delegated some of its responsibilities to Committees of the Board. Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors' and Officers' liability insurance policy in place, which indemnifies the Directors in respect of legal action taken against them.

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are four executive and ten non-executive Directors. Biographical details are set out on pages 40 and 41. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

Directors are appointed for specified terms and subject to the Memorandum and Articles of Association of the Company.

Independence

All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and the Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board has considered the principles relating to independence contained in the Combined Code, the guidance provided by a number of shareholder voting agencies, and has taken the view that independence is determined by a Director's character, objectivity and integrity. Those principles and guidance address a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships. However, they also make clear that a Director may be considered independent notwithstanding the presence of one or more of these factors. In the case of Mr. Liam O'Mahony, the Board took account of his service as a former executive of the Company and was satisfied that this did not compromise his ability to exercise independent judgement and to act in the best interests of the Group.

Chairman

Mr. Kieran McGowan has been Chairman of the Group since May 2007. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the Combined Code. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management's plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. McGowan holds a number of other directorships (see details on page 40), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director
The Board has appointed Mr. Nicky Hartery as the Senior Independent Director. Mr. Hartery is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Company Secretary
The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment
The standard terms of the letter of appointment of non-executive Directors is available, on request, from the Company Secretary.

Induction and development
New Directors are provided with extensive briefing materials on the Group and its operations. Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

Remuneration
Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors' Remuneration on pages 51 to 59. The 2009 Report will be presented to shareholders for the purposes of an advisory non-binding vote at the Annual General Meeting to be held on 5th May 2010.

Share ownership and dealing
Details of the shares held by Directors are set out on page 59. CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the Irish Stock Exchange and the UK Listing Authority.

Performance appraisal
The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director.

A review of individual Directors' performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team.

Directors' retirement and re-election
The Board has determined that a non-executive Director who has served on the Board for more than nine years, or who has been a former executive of the Company, will be subject to annual re-election. At least one-third of Directors retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination Committee.

Directors appointed by the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Board succession planning
The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group.

The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings
There were eight full meetings of the Board during 2009. Details of Directors' attendance at those meetings are set out in the table on page 46. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2009, these visits were to Finland and to Tampa, Florida in the United States. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

The non-executive Directors met twice during 2009 without executives being present.

Committees
The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group's website, www.crh.com. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee is set out on page 41. Attendance at meetings held in 2009 is set out in the table on page 46.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

The role of the *Acquisitions Committee* is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The *Audit Committee* consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O'Connor are the Committee's financial experts. It will be seen from the Directors' biographical details, appearing on pages 40 and 41, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met 14 times during the year under review. The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend as required and have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

The main role and responsibilities are set out in written terms of reference and include:

- monitoring the integrity of the Group's financial statements and reviewing significant financial reporting issues and judgements contained therein;
- reviewing the effectiveness of the Group's internal financial controls;

- monitoring and reviewing the effectiveness of the Group's internal auditors;
- making recommendations to the Board on the appointment and removal of the external auditors and approving their remuneration and terms of engagement;
- seeking to ensure co-ordination of the work of the external auditors with the activities of the internal audit function;
- monitoring and reviewing the external auditors' independence, objectivity and effectiveness, taking into account professional and regulatory requirements; and
- reviewing the Company's procedures for detecting fraud.

These responsibilities are discharged as follows:

- the Committee reviews the trading statements usually issued by the Company in January and July and the interim management statements issued in May and November;
- the Committee reviews the Company's preliminary results announcement/ Annual Report and accounts. The Committee receives reports at that meeting from the external auditors identifying any accounting or judgemental issues requiring its attention;
- the Committee also meets with the external auditors to review the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission;
- in August, the Committee reviews the interim report;
- the external auditors present their audit plans in advance to the Committee and the Committee reviews the audit engagement letter;
- the Committee approves the annual internal audit plan;
- regular reports are received from the Head of Internal Audit on reviews carried out;
- the Head of Internal Audit also reports to the Committee on other issues including, in the year under review, updates in relation to Section 404 of the Sarbanes-Oxley Act 2002 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters. (A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the United States Securities and Exchange Commission's website, www.sec.gov); and
- the Committee receives copies of periodic assessments of the Internal Audit function, which are carried out by management and validated by an independent third party assessor, and receives updates on the status of the implementation of any resulting recommendations.

In trading and interim management statements issued during 2009 and to date in 2010, updates on the annualised savings under Group cost-reduction programmes were announced. The Head of Internal Audit was asked to review these savings and related costs to implement, and has reported his findings to the Committee.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment or to seek other competitive bids for the audit. These include:

- the quality of reports provided to the Audit Committee and the Board, and the quality of advice given;
- the level of understanding demonstrated of the Group's business and industry;
- the objectivity of the auditors' views on the financial controls around the Group and their ability to co-ordinate a global audit, working to tight deadlines; and
- the results of formal evaluations of the auditors, which the Audit Committee has decided should be carried out every five years with periodic interim reviews.

Ernst & Young have been the Group's auditors since 1988. Following an evaluation carried out in 2009, the Committee has recommended to the Board that Ernst & Young be retained as the Group's external auditors. There are no contractual obligations which act to restrict the Audit Committee's choice of external auditor.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

- seeking confirmation that the auditors are, in their professional judgement, independent from the Group;
- obtaining from the external auditors an account of all relationships between the auditors and the Group;
- monitoring the Group's policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit, monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors' judgement or independence;
- considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence; and
- reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors' judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors:

- may be required to audit their own work;
- participate in activities that would normally be undertaken by management;
- are remunerated through a 'success fee' structure, where success is dependent on the audit; or
- act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the Group auditors undertaking non-audit work. The auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee.

The Group audit engagement partner rotates every five years. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the financial statements on page 76.

The Terms of Reference of the Audit Committee are reviewed annually. They were updated in December 2009 in relation to membership of the Committee, fraud detection, extending the Committee's responsibilities in overseeing the relationship with the external auditor and in respect of other minor amendments.

The *Finance Committee*, which advises the Board on the financial requirements of the Group and on appropriate funding arrangements:

- considers and makes recommendations to the Board in relation to the issue of shares/debt instruments, share/bond buy-backs and bank financing;
- considers and makes recommendations to the Board in relation to dividend levels on the Ordinary Shares;
- keeps the Board advised of the financial implications of Board decisions in relation to acquisitions; and

- assists management, at their request, in considering any financial (including taxation) aspect of the Group's affairs.

The *Nomination Committee* assists the Board in ensuring that the composition of the Board and its Committee is appropriate to the needs of the Group by:

- assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented;
- establishing processes for the identification of suitable candidates for appointment to the Board; and
- overseeing succession planning for the Board and senior management.

To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants.

During 2009, the Committee identified, and recommended to the Board, a suitable candidate for appointment as a non-executive Director.

The Terms of Reference of the Nomination Committee, which were updated in December 2009 in relation to membership of the Committee, are reviewed annually.

The *Remuneration Committee*, which consists solely of non-executive Directors considered by the Board to be independent:

- determines the Group's policy on executive remuneration;
- determines the remuneration of the executive Directors;
- monitors the level and structure of remuneration for senior management; and
- reviews and approves the design of all share incentive plans.

The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Committee oversees the preparation of the Report on Directors' Remuneration.

In 2009, the Committee determined the salaries of the executive Directors and awards under the performance-related incentive plans; approved the terms of a long-term incentive plan (2009-2013) for the Chief Executive; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management and the conditional allocation of shares under the Performance Share Plan. In addition, the Committee approved the partial release of awards made under the Performance Share Plan in 2006. Details of the factors taken into account when assessing the level of vesting under the Performance Share Plan are set out in the Report on Directors' Remuneration on page 51.

Also in 2009, the Committee, with the assistance of external advisers, undertook a review of the Company's compensation arrangements for executive Directors and senior managers. Further commentary on this review is contained in the Report on Directors' Remuneration on page 52.

The Terms of Reference of the Remuneration Committee, which were updated in February 2010 in relation to membership of the Committee, are reviewed annually.

Corporate Social Responsibility

Corporate Social Responsibility is embedded in all CRH operations and activities. Excellence in environmental, health, safety and social performance is a daily key priority of line management. Group policies and implementation systems are summarised on page 10 and are described in detail in the CSR Report on the Group's website, www.crh.com. During 2009, CRH was again recognised by several key rating agencies as being among the leaders in its sector in respect of sustainability performance.

Code of Business Conduct

The CRH Code of Business Conduct is applicable to all Group employees. The Code is available on the Group's website, www.crh.com. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

Substantial Holdings

As at 1st March 2010, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding/Voting Rights	%
Capital Research and Management Company (CRMC)*	84,225,434	12.06%
UBS AG	26,380,604	3.77%
BlackRock, Inc.	24,701,820	3.53%

** On 7th January 2010, The Growth Fund of America, Inc. (GFA) advised the Company that, with effect from 1st January 2010, it no longer exercised voting rights in respect of its holding of 30,131,457 shares (4.31%). CRMC has separately advised that, with effect from 1st January 2010, it has been granted proxy voting authority by various Capital Group funds, including GFA, that previously voted independently from CRMC.*

On 3rd February 2010, Capital Group International, Inc., which notifies its holding independently of CRMC, notified the Company that its interest in the Company had fallen below 3%.

On 22nd July 2009, Irish Life Investment Managers notified the Company that its interest in the Company had fallen below 3%.

On 30th April 2009, Bank of Ireland Asset Management Limited notified the Company that its interest in the Company had fallen below 3%.

On 14th April 2009, FMR LLC (Fidelity North America)(FMR) and FIL Limited Fidelity (Fidelity Asia Pacific, Europe and the Middle East)(FIL), which previously advised their shareholding in a joint notification, informed the Company that their holdings had been disaggregated and would be notified separately in future. FMR notified that its holding on 14th April 2009 was 16,081,428 shares (2.30%), while FIL notified that its holding was 15,405,831 shares (2.20%).

BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

Memorandum and Articles of Association

The Company's Memorandum of Association sets out the objects and powers of the Company. The Articles of Association detail the rights attaching to each share class; the method by which the Company's shares can be purchased or re-issued; the provisions which apply to the holding of and voting at general meetings; and the rules relating to the Directors, including their appointment, retirement, re-election, duties and powers. Further details in relation to the purchase of the Company's own shares are included on page 49 of the Directors' Report.

A copy of the Memorandum and Articles of Association can be obtained from the Group's website, www.crh.com.

Communications with Shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of trading statements, interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors' reactions to the announcements and their views on other issues.

Trading statements are usually issued in January and July and interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

Attendance at Board and Board Committee meetings during the year ended 31st December 2009

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B	A	B	A	B
G.A. Culpepper	8	8	1	1			5	5				
W.P. Egan	8	8							4	4	8	8
U-H. Felcht	8	8			14	12	6	5				
N. Hartery	8	8							4	3	8	8
J.M. de Jong	8	8			14	14						
J.W. Kennedy*	4	4							1	1	2	2
M. Lee	8	8	1	1			6	6	4	4		
K. McGowan	8	8	1	1			6	6	4	4	8	8
A. Manifold	8	8	1	1								
T.V. Neill	8	8	1	-	5	5			4	4	8	8
D.N. O'Connor	8	7	1	-	14	12						
J.M.C. O'Connor	8	8			14	14						
W.I. O'Mahony	8	8	1	1			6	5				
M.S. Towe	8	8										

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

** Appointed on 24th June 2009*

During 2009, the Board received reports from management on the issues raised by investors in the course of presentations following the annual and interim results.

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, the CSR Report, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges. Webcasts of key investor briefings are broadcast live and are made available as recordings in the News & Media section.

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

General Meetings

The Company's Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2009 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least twenty working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company's website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution must be called by at least twenty-one clear days' notice. Provided shareholders have passed a special resolution at the immediately preceding AGM and the Company continues to allow shareholders to vote by electronic means, an EGM to consider an ordinary resolution may, if the Directors deem it appropriate, be called at fourteen clear days' notice.

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a general meeting of the Company, other than special resolutions, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast.

Shareholders have the right to attend, speak, ask questions and vote at general meetings. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

The Group's website, www.crh.com, contains answers to questions frequently asked by shareholders, including questions regarding shareholder rights in respect of general meetings. The FAQ can be accessed in the Investor Relations section of the website under 'Shareholder Services'.

Internal Control

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the updated Turnbull guidance *(Internal Control: Revised Guidance for Directors on the Combined Code)* published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group's internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This had regard to the material risks that could affect the Group's business (as outlined in the Directors' Report on pages 48 and 49), the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going Concern

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive's Review on pages 15 to 17. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Finance Review on pages 36 to 39. In addition, notes 21 to 25 to the financial statements include the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully despite the current uncertain economic outlook.

The Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

In the period under review, CRH complied with the provisions set out in section 1 of the Combined Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Directors' Report

The Directors submit their Report and Financial Statements for the year ended 31st December 2009.

Accounts and Dividends

Sales revenue for 2009 of €17.4 billion was 17% lower than 2008. Profit before tax amounted to €732 million, a decrease of €896 million (55%) on the previous year. After providing for tax, Group profit for the financial year amounted to €598 million (2008: €1,262 million). Basic earnings per share amounted to 88.3c compared with 210.2c (restated for the impact of the March 2009 Rights Issue) in the previous year, a reduction of 58%.

An interim dividend of 18.5c (2008: 18.48c, restated) per share was paid in October 2009. It is proposed to pay a final dividend of 44.0c per share on 10th May 2010 to shareholders registered at close of business on 12th March 2010. This gives a total dividend of 62.5c for the year, slightly ahead of the restated dividend of 62.2c for 2008. Shareholders will have the option of receiving new shares in lieu of cash dividends.

Other net expense recognised directly within comprehensive income in the year amounted to €130 million (2008: €402 million).

Some key financial performance indicators are set out in the Finance Review on pages 36 to 39. The financial statements for the year ended 31st December 2009 are set out in detail on pages 62 to 119.

Books and Records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990, are kept by the Company. The Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met.

The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

Business Review

Development activity

Acquisition and investment spend in 2009 amounted to approximately €0.46 billion on a total of 17 transactions. This included the €224 million purchase of a 26% associate stake in Yatai Cement, the leading cement manufacturer in northeastern China. The remaining transactions comprised ten bolt-on acquisitions in the Americas Materials business, four investments in China and Poland by the Europe Materials Division and one acquisition in each of our two Distribution segments.

Results for 2009

Trading in the first half of 2009 proved extremely demanding with most markets impacted by weakening economic activity, not helped by the most severe weather for many years in both Europe and North America. Reported sales for the first half of 2009 declined by 15% (21% excluding acquisition and exchange translation effects), EBITDA fell 41% and operating profit and profit before tax were down 66% and 82% respectively.

While conditions in the second half of 2009 remained challenging, a robust performance by the Americas Materials Division combined with increasing benefits from cost reduction measures resulted in improvements in the rate of profit decline compared to the first half of the year. Second half sales fell by 19% (18% excluding acquisition and translation effects), while EBITDA declined by 26% with operating profit down 37% and profit before tax 39% lower than the second half of 2009.

Full year operating profit for the Group declined by 48% in 2009 to €955 million. In CRH's European segments operating profit declined by €539 million to €510 million, a decrease of 51%. In the Americas, operating profit declined by €347 million (-44%) to €445 million; this decline is net of the positive €37 million exchange impact as a result of the stronger average US Dollar/euro in 2009, and in US Dollar terms operating profit declined 47%. Overall operating profit margin for the Group decreased to 5.5% (2008: 8.8%). Profit on disposal of non-current assets at €26 million was well below 2008 (€69 million). Comprehensive reviews of the development and financial and operating performance of the Group during 2009 are set out in the Chief Executive's Review on pages 15 to 17, the separate Operations Reviews for each of the Divisions on pages 19 to 35 and the Finance Review on pages 36 to 39 (including Key Financial Performance Indicators on page 37). The treasury policy and objectives of the Group are set out in note 21 to the financial statements.

The Group is fully committed to operating ethically and responsibly in all aspects of our business relating to employees, customers, neighbours and other stakeholders. The Corporate Social Responsibility (CSR) Report available on the Group's website, www.crh.com, sets out CRH's policies and performance relating to the Environment and Climate Change, Health & Safety and Social & Community matters.

Future development

Management remains firmly concentrated on operational delivery and development activity continues to be focussed on acquisition opportunities that offer compelling value and exceptional strategic fit. The Group remains very well positioned to take advantage of further appropriate development prospects and we continue to pursue opportunities in CRH's traditional rigorous and disciplined manner.

Events since financial year-end

No important events have occurred since the end of the financial year which would have a material effect on the Group's results for the year ended 31st December 2009 or on its financial position at that date, or which would have a significant impact on the Group's operations or outlook for 2010.

Outlook 2010

We expect a difficult demand backdrop through much of 2010 with continuing declines in non-residential activity across our markets not helped by a poor start to the year as a result of prolonged severe weather in Europe and North America during January and February.

In Europe concerns remain relating to fiscal deficits in a number of countries, although some markets have proved resilient. In Poland, which has weathered the economic downturn better than many other European countries, our operations are well-placed to benefit from infrastructure-driven growth in 2010. In the United States, recent data releases on residential construction activity have been below expectations and the likely timing of recovery in US residential activity remains unclear. On infrastructure, the extension of the SAFETEA-LU Federal Highway funding programme is currently the subject of intense debate in the US Senate and House of Representatives with progress anticipated over the next 10 days. Recent euro-weakness and the relative strengthening of the Polish Zloty and US Dollar compared with 2009 will, if maintained, be beneficial in 2010.

The significant adjustments to our cost base achieved over the past three years and our ongoing restructuring measures, together with our substantial balance sheet capacity, have strengthened the Group operationally and position CRH well to respond to upside demand developments and to avail of value-enhancing acquisition opportunities as these arise across our markets.

Principal Risks and Uncertainties

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These principal risks are set out below:

- Current global economic conditions have negatively impacted and may continue to impact CRH's business, results of operations and financial condition.
- CRH may suffer from decreased customer demand as a consequence of reduced construction activity.

- CRH's business may be affected by the default of counterparties in respect of money owed to CRH.
- CRH operates in cyclical industries which are affected by factors beyond Group control such as the level of construction activity, fuel and raw material prices, which are in turn affected by the performance of national economies, the implementation of economic policies by sovereign governments and political developments.
- CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, raise funds on acceptable terms, complete such acquisition transactions and integrate the operations of the acquired businesses.
- CRH faces strong competition in its various markets, and if CRH fails to compete successfully, market share will decline.
- Existing products may be replaced by substitute products which CRH does not produce and, as a result, CRH may lose market share in the markets for these products.
- Severe weather can reduce construction activity and lead to a decrease in demand for Group products in areas affected by adverse weather conditions.
- CRH is subject to stringent and evolving environmental and health and safety laws, regulations and standards which could result in costs related to compliance and remediation efforts that may adversely affect Group results of operations and financial condition.
- CRH may be adversely affected by governmental regulations.
- Economic, political and local business risks associated with international revenue and operations could adversely affect CRH's business.
- A write-down of goodwill could have a significant impact on the Group's income and equity.
- CRH does not have a controlling interest in certain of the businesses in which it has invested and in the future may invest in businesses in which there will not be a controlling interest. In addition, CRH is subject to restrictions due to minority interests in certain of its subsidiaries.
- Financial institution failures may cause CRH to incur increased expenses or make it more difficult either to utilise CRH's existing debt capacity or otherwise obtain financing for CRH's operations or financing activities.
- A downgrade of CRH's credit ratings may increase its costs of funding.
- CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH's business activities.
- Many of CRH's subsidiaries operate in currencies other than the euro, and adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.
- CRH is exposed to interest rate fluctuations.

The Group has long experience of coping with these risks while delivering superior performance and strong Total Shareholder Return.

Report on Directors' Remuneration

Resolution 3 to be proposed at the Annual General Meeting deals with the Report on Directors' Remuneration, as set out on pages 51 to 59, which the Board has decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice and the Directors believe that the resolution will afford shareholders an opportunity to have a 'say on pay'.

Board of Directors

Mr. T.V. Neill retires from the Board by rotation and does not seek re-election. Mr. U-H. Felcht and Mr. D.N. O'Connor retire from the Board by rotation and, being eligible, offer themselves for re-election.

The Board has decided that a non-executive Director who has previously served in an executive capacity will be subject to annual re-election. Accordingly, Mr. W.I. O'Mahony retires and, being eligible, offers himself for re-election.

Mr. J.W. Kennedy was appointed to the Board on 24th June 2009. In accordance with the provisions of Article 110, he retires and, being eligible, offers himself for re-election.

Disapplication of Pre-emption Rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares (excluding Treasury Shares) having a nominal value of €11,868,000, representing 5% approximately of the issued Ordinary/Income share capital at 1st March 2010. This authority will expire on the earlier of the date of the Annual General Meeting in 2011 or 4th August 2011.

Purchase of Own Shares

On 3rd January 2008, the Company announced the introduction of a share repurchase programme of up to 5% of the 547,227,194 Ordinary/Income Shares, with a nominal value of €0.32/€0.02 respectively, then in issue and the intention to hold the repurchased shares as Treasury Shares. Under the programme, the termination of which was announced in November 2008, 18,204,355 Ordinary/Income Shares were purchased, equivalent to 3.3% of the Ordinary Shares in issue at 31st December 2007, at an average price of €22.30 per share. During 2009, 3,864,805 (2008: 2,000,350) Treasury Shares were re-issued under the Group's Share Schemes. As at 1st March 2010, 12,331,671 shares were held as Treasury Shares, equivalent to 1.77% of the Ordinary Shares in issue (excluding Treasury Shares).

Special resolutions will be proposed at the Annual General Meeting to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/Income Shares in issue at the date of the Annual General Meeting and in relation to the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be re-issued off-market by the Company. If granted, the authorities will expire on the earlier of the date of the Annual General Meeting in 2011 or 4th August 2011.

The minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the average market price of such shares over the preceding five days. As at 1st March 2010, options to subscribe for a total of 25,989,145 Ordinary/Income Shares are outstanding, representing 3.72% of the issued Ordinary/Income share capital (excluding Treasury Shares). If the authority to purchase Ordinary/Income Shares was used in full, the options would represent 4.14%.

The Directors do not have any current intention of exercising the power to purchase the Company's own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders.

Notice Period for Extraordinary General Meetings

Resolution 9 to be proposed at the Annual General Meeting is a special resolution, which seeks shareholders' approval to maintain the existing authority in the Articles of Association that permits the Company to convene an extraordinary general meeting on 14 clear days' notice where the purpose of the meeting is to consider an ordinary resolution. If approved, it is the intention of the Directors only to utilise this authority where they consider it to be in the best interests of the Company and its shareholders.

Articles of Association

Resolution 12 to be proposed at the Annual General Meeting is a special resolution and seeks shareholders' approval for certain changes to the Articles of Association. The proposed amendments set out in paragraphs (a) to (f) of the resolution will update the Articles and also make them consistent with the Shareholder Rights (Directive 2007/36/EC) Regulations 2009 by:

- amending the definitions to reflect recent legislative changes;
- allowing for the convening of shareholder meetings to consider an ordinary resolution at 14 days' notice provided that the Company offers shareholders the facility to vote electronically and provided that shareholders agree to this at a general meeting. Shareholders' consent must be sought by way of a special resolution. Any consent given is valid only up to the date of the next annual general meeting and must, therefore, be renewed every year;
- requiring that, where a member wishes to table a draft resolution in respect of an extraordinary general meeting under Section 133(1)(b) of the Companies Act 1963, notice of the resolution shall be received by the Company in hardcopy form or in electronic form at least 14 days before the extraordinary general meeting to which it relates;
- removing the casting vote of the Chairman at general meetings of the Company;
- clarifying that shareholders need not vote all of their shares in the same way;
- allowing the Directors to implement procedures for voting electronically or by correspondence and for the real-time transmission of general meetings via the internet; and
- allowing for the fixing of a record date and time which shall determine the eligibility of shareholders to participate and vote at general meetings.

Paragraph (g) of Resolution 12 re-numbers the Articles of Association and all cross references therein to reflect the amendments provided for in paragraphs (a) to (f).

Corporate Governance

Statements by the Directors in relation to the Company's appliance of corporate governance principles, compliance with the provisions of the Combined Code on Corporate Governance (June 2008), the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 42 to 47. For the purpose of Statutory Instrument 450/2009 European Communities (Directive 2006/46) Regulations 2009, the Corporate Governance report is deemed to be incorporated in this part of the Directors' Report.

Details of the Company's employee share schemes and capital structure can be found in notes 7 and 30 to the financial statements on pages 78 to 80 and 109 to 111 respectively.

Regulation 21 of SI 255/2006 EC (Takeover Directive) Regulations 2006

For the purpose of Regulation 21 of Statutory Instrument 255/2006 EC (Takeover Directive) Regulations 2006, the information on the Board of Directors on pages 40 and 41, share option schemes, savings-related share option schemes and the Performance Share Plan in note 7, share capital in note 30 and the Report on Directors' Remuneration on pages 51 to 59 are deemed to be incorporated in this part of the Directors' Report.

The Company has certain banking facilities which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company's share option schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

SI 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the report on Corporate Social Responsibility as published on the CRH website is deemed to be incorporated in this part of the Directors' Report, together with the following sections of the Annual Report: the Chairman's Statement on pages 12 and 13, the Operations Reviews on pages 19 to 35, the Finance Review on pages 36 to 39, the details of Earnings per Share on page 84, details of derivative financial instruments in note 24, the details of the re-issue of Treasury Shares in note 30 and details of employees in note 6.

The Directors confirm that to the best of their knowledge, the annual report and the financial statements give a true and fair view of the assets, liabilities, financial position and the profit and loss of the Company and the undertakings included in the consolidation. It also includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation, taken as a whole, together with a description of the principal risks and uncertainties that they face.

Subsidiary, Joint Venture and Associated Undertakings

The Group has over 1,100 subsidiary, joint venture and associated undertakings. The principal ones as at 31st December 2009 are listed on pages 124 to 129.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the letter to shareholders and the Notice of Meeting enclosed with this report, which set out details of additional matters to be considered at the Annual General Meeting.

On behalf of the Board,
K. McGowan, M. Lee,
Directors
1st March 2010

Report on Directors' Remuneration

The Remuneration Committee

The *Remuneration Committee* of the Board consists of non-executive Directors of the Company. The terms of reference for the *Remuneration Committee* are to determine the Group's policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive attends meetings except when his own remuneration is being discussed. Membership of the *Remuneration Committee* is set out on page 41.

Remuneration Policy

CRH is an international group of companies, with activities in 35 countries. CRH's policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area. In setting remuneration levels, the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope and the EU Commission's recommendations on remuneration in listed companies.

The EU Commission's recommendations were published in December 2004 in a document entitled "fostering an appropriate regime for the remuneration of the directors of listed companies" and those recommendations were supplemented by additional recommendations issued in 2009. The *Remuneration Committee* supports the general objectives of the EU's recommendations and the broad issues they aim to address. This is reflected in the detailed disclosures in this Report in relation to the Group's remuneration policy, the elements of executive Directors' remuneration (including bonus structure, deferred bonus arrangements and share incentive plans), the collective and individual remuneration of Directors and pension entitlements. The Company believes that shareholders are entitled to have a 'say on pay' and, accordingly, at the 2010 Annual General Meeting, this Report will be presented to shareholders for the purposes of an advisory vote. A number of the EU Commission's recommendations, some of which are the subject of on-going consideration at government level and in investment associations, have not been implemented by the *Remuneration Committee*. Those areas will continue to receive the Committee's active consideration and their relevance and practicality in the business context in which CRH operates will be assessed.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH's strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a performance-related incentive plan, a contributory pension scheme and participation in the performance share and share option plans. It is policy to grant participation in these plans to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 7,300 employees of all categories who are shareholders in the Group.

Executive Directors' Remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to relocation costs, the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related incentive plan

The performance-related incentive plan is totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and cash flow generation and 20% for personal and strategic goals. At target performance, payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

The four components of the plan are:

(i) Individual performance

(ii) Earnings per share growth targets

(iii) Cash flow generation targets

(iv) Return on net assets targets.

Up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.

In addition, the Chief Executive, Mr. M. Lee, has a special long-term incentive plan incorporating targets set for the five-year period 2009-2013. The plan incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Details of the manner in which the earnings are provided for under the plan are set out in note 2 to the table of Directors' remuneration on page 53.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are now a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan (PSP) approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index.

The maximum award under the PSP is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse if over the three-year period CRH's TSR is below the median of the peer group/index; 30% of the award vests if CRH's performance is equal to the median while 100% vests if CRH's performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis.

When approved by shareholders in 2006, the Performance Share Plan incorporated an earnings per share (EPS) growth underpin of the Irish Consumer Price Index plus 5% per annum, a requirement of the Irish Association of Investment Managers (IAIM) at the time. During 2009, the IAIM advised that it did not regard this financial test as an additional hurdle but rather as a mechanism to assist the *Remuneration Committee* in determining whether TSR reflected performance. Following discussion with the IAIM, the rules of the PSP were amended to delete the underpin requirement, substituting in its place the condition that no award, or portion of an award, which had satisfied the TSR performance criteria would be released unless the *Remuneration Committee* had confirmed that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors. In addition, the Committee reviews EPS growth to assess its consistency with the objectives of the performance assessment, for example, comparing EPS performance with that of non-financial companies listed on the Irish Stock Exchange.

Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page 56.

Under the terms of the Share Option Scheme approved by shareholders in May 2000 (the 2000 Share Option Scheme), two tiers of options have been available subject to different performance conditions as set out below:

(i) Exercisable only when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options (Basic Tier).

(ii) Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable (Second Tier).

With the introduction of the Performance Share Plan, the *Remuneration Committee* decided that no further Second Tier share options should be granted under the 2000 Share Option Scheme; however, Basic Tier options continued to be issued. Grants of share options were at the market price of the Company's shares at the time of grant, and were made after the final results announcement ensuring transparency.

The percentage of share capital which can be issued under the Performance Share Plan and share option schemes, and individual share option grant limits, comply with institutional guidelines.

Review of Compensation Arrangements/New Share Option Scheme

During 2009, the *Remuneration Committee* carried out a review of senior executive remuneration, to ensure that the Company's arrangements were aligned with CRH's business strategy and remained competitive with the external marketplace. This followed a similar review in 2005, which led to amendments to the annual bonus plan and the introduction of the Performance Share Plan. The Committee concluded that no change was required to current remuneration arrangements. However, as the 2000 Share Option Scheme expires in May 2010, it is proposed to seek shareholder approval at the 2010 Annual General Meeting (AGM) for the introduction of a new share option scheme (the New Scheme). If approved, it is intended to grant options under the New Scheme following the AGM and thereafter, subject to satisfactory performance, to award options annually ensuring a smooth progression over the life of the New Scheme.

The proposed New Scheme will be based on one tier of options with a single vesting test. The performance criteria for the scheme will be EPS-based. Vesting will only occur once an initial performance target has been reached and, thereafter, would be dependent on performance. In considering the level of vesting based on EPS performance, the *Remuneration Committee* will also consider the overall results of the Group. Performance targets for the initial grant of options have been agreed with the Irish Association of Investment Managers, who have approved the Scheme, and are as follows:

- the option award lapses if EPS growth over the three year target period is less than 12.5% compounded over the period;
- 20% of the option grant shall be exercisable if compound EPS growth is equal to 12.5%, while 100% shall be exercisable if compound EPS growth is equal to 27.5%;
- subject to any reduction which the *Remuneration Committee* deems appropriate, options vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

The *Remuneration Committee* will have authority to set appropriate criteria for each subsequent grant.

The *Remuneration Committee* believes that the introduction of the New Scheme will continue to closely align management with shareholder goals as well as fostering the attainment of superior performance and ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation.

A summary of the principal features of the New Scheme is included in the circular sent to all shareholders, which includes the Notice of the 2010 Annual General Meeting.

Non-executive Directors' Remuneration

The remuneration of non-executive Directors, including that of the Chairman, is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from the *Remuneration Committee* in respect of the Chairman and from the executive Directors in respect of the remaining non-executive Directors. Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties. They do not participate in any of the Company's performance-related incentive plans or share schemes.

Pensions

Mr. Lee and Mr. Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual accrued pension entitlements as at 7th December 2005. As a result of these legislative changes, the *Remuneration Committee* decided that Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement – by accepting pension benefits limited by the cap – with a similar overall cost to the Group. Both have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2009 are detailed in note (ii) on page 54.

Mr. Culpepper and Mr. Towe participate in defined contribution retirement plans in respect of basic salary; and in addition participate in unfunded defined contribution Supplemental Executive Retirement Plans (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been the Board's policy that non-executive Directors do not receive pensions.

Directors' Service Contracts

No executive Director has a service contract extending beyond twelve months. No Director has a service contract that provides for any benefits on termination of employment.

Directors' Remuneration and Interests in Share Capital

Details of Directors' remuneration charged against profit in the year are given in the table across. Details of individual remuneration and pension benefits for the year ended 31st December 2009 are given on page 54. Directors' share options and shareholdings are shown on pages 57 to 59.

Directors' Remuneration

Notes		**2009 €000**	2008 €000
	Executive Directors		
	Basic salary	**3,384**	2,807
	Performance-related incentive plan		
	– cash element	**964**	905
	– deferred shares element	**-**	-
	Retirement benefits expense	**1,462**	497
	Benefits	**397**	369
(i)		**6,207**	4,578
(ii)	Provision for Chief Executive long-term incentive plan	**460**	456
	Total executive Directors' remuneration	**6,667**	5,034
	Average number of executive Directors	**4.00**	3.00
	Non-executive Directors		
	Fees	**646**	568
	Other remuneration	**672**	679
(i)	Total non-executive Directors' remuneration	**1,318**	1,247
	Average number of non-executive Directors	**9.50**	8.35
(iii)	Severance	**-**	2,160
(iv)	Payments to former Directors	**59**	66
	Total Directors' remuneration	**8,044**	8,507

Notes to Directors' remuneration

(i) See analysis of 2009 remuneration by individual on page 54.

(ii) As set out on page 51, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period. A similar plan was in place for the former Chief Executive Mr. O'Mahony for the four-year period 2005 to 2008 with a total maximum earnings potential of 40% of aggregate basic salary, amounting to a potential €2,074,000. The actual earnings under this plan came to €1,950,000, payment of which was made in 2009. Annual provisions of 40% of basic salary were made in respect of Mr. O'Mahony's plan for the years 2005 through 2008 amounting in total to €1,494,000. Accordingly the balance of €456,000 was provided in 2008 and is reflected in total 2008 Directors' remuneration.

(iii) Severance payment to Mr. T.W. Hill who resigned as an executive on 31st July 2008 after 28 years service.

(iv) Consulting and other fees paid to a number of former directors.

Individual remuneration for the year ended 31st December 2009

		Basic salary and fees	Incentive Plan		Retirement benefits expense	Other remuneration	Benefits	Total 2009	Total 2008
			Cash element (i)	Deferred shares (i)	(ii)	(iii)	(iv)		
		€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors									
G.A. Culpepper	(v)	609	164	-	122	-	192	1,087	-
T.W. Hill	(vi)	-	-	-	-	-	-	-	856
M. Lee		1,150	300	-	980	-	25	2,455	1,114
A. Manifold	(v)	800	210	-	195	-	31	1,236	-
W.I. O'Mahony	(vii)	-	-	-	-	-	-	-	1,746
M.S. Towe	(viii)	825	290	-	165	-	149	1,429	862
		3,384	964	-	1,462	-	397	6,207	4,578
Non-executive Directors									
W.P. Egan		68	-	-	-	52	-	120	120
U-H. Felcht		68	-	-	-	37	-	105	105
N. Hartery		68	-	-	-	47	-	115	106
J.M. de Jong		68	-	-	-	71	-	139	139
D.M. Kennedy		-	-	-	-	-	-	-	47
J.W. Kennedy	(ix)	34	-	-	-	11	-	45	-
K. McGowan		68	-	-	-	337	-	405	450
T.V. Neill		68	-	-	-	37	-	105	100
D.N. O'Connor		68	-	-	-	22	-	90	90
J.M.C. O'Connor		68	-	-	-	22	-	90	90
W.I. O'Mahony	(vii)	68	-	-	-	36	-	104	-
		646	-	-	-	672	-	1,318	1,247

(i) **Performance-related Incentive Plan** Under the executive Directors' incentive plan for 2009, a bonus is payable for meeting clearly defined and stretch profit/cash flow targets and strategic goals. The structure of the 2009 incentive plan is set out on page 51. The 2009 plan payout levels reflect the very strong delivery under the cash flow generation component. For 2009 the bonus is payable entirely in cash.

(ii) **Retirement benefits expense** The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7th December 2005. As a result of these legislative changes, the *Remuneration Committee* has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Mr. Lee, Mr. Manifold and former Chief Executive Mr. O'Mahony chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. For 2009 the compensation allowances amount to €980,000 (2008: €328,847) for Mr. Lee and €195,000 for Mr. Manifold. The level of 2009 compensation allowance for Mr. Lee reflects the increase in salary following his appointment as Chief Executive and his relatively short time to retirement. In 2008 the compensation allowance for Mr. O'Mahony amounted to €587,240, however, as Mr. O'Mahony had waived his right to equivalent prospective benefit entitlements from his benefit plan arrangements, which were fully funded at end-2004, no net pension-related expense arose in his respect.

(iii) **Other remuneration** *Non-executive Directors:* Includes remuneration for Chairman and Board Committee work and in the case of Mr. O'Mahony also includes payment for services unrelated to Board and Committee work.

(iv) **Benefits** These relate principally to relocation expenses, housing allowance, the use of company cars and medical/life assurance.

(v) Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009.

(vi) Mr. T.W. Hill resigned from the Board on 25th June 2008. He resigned as an executive on 31st July 2008, after 28 years service, and a severance payment in this regard amounting to €2,160,000 for 2008 is included in the summary of remuneration on page 53.

(vii) Mr. W.I. O'Mahony retired as CRH Chief Executive on 31st December 2008 but remains on the CRH Board in a non-executive capacity.

(viii) Mr. M.S. Towe became a Director on 31st July 2008.

(ix) Mr. J.W. Kennedy became a Director on 24th June 2009.

Pension entitlements – defined benefit

	Increase in accrued personal pension during 2009 (i) €000	Transfer value of increase in dependants' pension (i) €000	Total accrued personal pension at year-end (ii) €000
Executive Directors			
M. Lee	**-**	**967**	**284**
A. Manifold	**7**	**105**	**273**

(i) As noted on page 52, the pensions of Mr. Lee and Mr. Manifold have been capped in line with the provisions of the Finance Act 2006. However, dependants' pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2009 in the event of Mr. Lee or Mr. Manifold leaving service.

(ii) The accrued pensions shown in respect of Mr. Lee and Mr. Manifold are those which would be payable annually from normal retirement date.

Pension entitlements – defined contribution

The accumulated liabilities related to the unfunded Supplemental Executive Retirement Plans for Mr. G.A. Culpepper and Mr. M.S. Towe are as follows:

	As at 31st December 2008 €000	2009 contribution €000	2009 notional interest €000 (iii)	2009 payments €000	Translation adjustment €000	As at 31st December 2009 €000
Executive Directors						
G.A. Culpepper	**226**	**109**	**13**	**-**	**(11)**	**337**
M.S. Towe	**752**	**152**	**42**	**-**	**(32)**	**914**

(iii) Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.

Deferred Shares (iv)

	Number at 31st December 2008	Awards of Deferred Shares during 2009	New Shares allotted under the Scrip Dividend Scheme during 2009	New Shares taken up in 2 for 7 Rights Issue in 2009	Released during 2009 (v)	Number at 31st December 2009	Release date
Executive Directors							
M. Lee	6,033	-	238	1,723	-	7,994	March 2010
	7,644	-	301	2,184	-	10,129	March 2011
	13,677	**-**	**539**	**3,907**	**-**	**18,123**	
W.I. O'Mahony	13,873	-	-	-	13,873	-	
	17,070	-	-	-	17,070	-	
	30,943	**-**	**-**	**-**	**30,943**	**-**	

(iv) Under the executive Directors' incentive plan, up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.

(v) Following his retirement as an executive Director, Mr. O'Mahony's awards were released to him on 18th March 2009.

Directors' awards under the Performance Share Plan (i)

		31st December 2008 (ii)	Granted in 2009	Released in 2009 (iii)	Lapsed in 2009 (iii)	31st December 2009	Performance period	Release date	Market price in euro on award (iv)
G.A. Culpepper	(v)	11,090	-	8,316	2,774	-			
		9,981	-	-	-	9,981	01/01/07 – 31/12/09	March 2010	33.55
		12,199	-	-	-	12,199	01/01/08 – 31/12/10	March 2011	23.45
		-	47,500	-	-	47,500	01/01/09 – 31/12/11	March 2012	17.00
		33,270	**47,500**	**8,316**	**2,774**	**69,680**			
M. Lee		22,180	-	16,632	5,548	-			
		19,962	-	-	-	19,962	01/01/07 – 31/12/09	March 2010	33.55
		27,725	-	-	-	27,725	01/01/08 – 31/12/10	March 2011	23.45
		-	70,000	-	-	70,000	01/01/09 – 31/12/11	March 2012	17.00
		69,867	**70,000**	**16,632**	**5,548**	**117,687**			
A. Manifold	(v)	9,981	-	7,484	2,497	-			
		16,635	-	-	-	16,635	01/01/07 – 31/12/09	March 2010	33.55
		27,725	-	-	-	27,725	01/01/08 – 31/12/10	March 2011	23.45
		-	47,500	-	-	47,500	01/01/09 – 31/12/11	March 2012	17.00
		54,341	**47,500**	**7,484**	**2,497**	**91,860**			
W.I. O'Mahony		**66,542**	**-**	**49,899**	**16,643**	**-**			
M.S. Towe		24,953	-	18,712	6,241	-			
		18,853	-	-	-	18,853	01/01/07 – 31/12/09	March 2010	33.55
		23,289	-	-	-	23,289	01/01/08 – 31/12/10	March 2011	23.45
		-	76,000	-	-	76,000	01/01/09 – 31/12/11	March 2012	17.00
		67,095	**76,000**	**18,712**	**6,241**	**118,142**			

(i) **Performance Share Plan** This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2010, March 2011 and March 2012 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on page 51.

(ii) Restated for the bonus element of the 2 for 7 Rights Issue in 2009.

(iii) On 25th March 2009, the *Remuneration Committee* determined that 74.99% of the 2006 award vested and that portion of the award was released to participants. The balance of the 2006 award lapsed.

(iv) The Trustees of the CRH plc Employee Benefit Trust purchased Ordinary Shares at €24.82 per share on 21st June 2006 in respect of the 2006 award, and at €33.55 per share on 11th April 2007 in respect of part of the 2007 award. No shares were purchased in respect of the 2008 award. No dividends are payable on these shares until such time as they are released to plan participants.

(v) Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009. The opening balances above relate to the position at date of appointment restated for the bonus element of the 2009 Rights Issue.

Directors' interests

The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

								Options exercised during 2009	
	31st December 2008*	Granted in 2009	Lapsed in 2009	Exercised in 2009	31st December 2009		Weighted average option price at 31st December 2009 €	Weighted average exercised price €	Weighted average market price at date of exercise €
G.A. Culpepper**	42,611	-	-	42,611	-	(a)	-	15.81	17.80
	30,437	-	-	12,175	18,262	(b)	16.24	13.22	15.61
	113,673	35,000	-	-	148,673	(c)	20.29	-	-
	72,085	-	-	-	72,085	(d)	14.95	-	-
M. Lee	3,580	-	-	-	3,580	(b)	15.56	-	-
	238,435	80,000	-	-	318,435	(c)	19.32	-	-
	138,625	-	-	-	138,625	(d)	14.86	-	-
	1,752	-	-	-	1,752	(e)	18.39	-	-
A. Manifold**	18,262	-	-	18,262	-	(b)	-	15.56	18.17
	116,445	50,000	-	-	166,445	(c)	21.97	-	-
	48,796	-	-	-	48,796	(d)	14.65	-	-
	1,752	-	-	-	1,752	(e)	18.39	-	-
W.I. O'Mahony	164,357	-	-	42,611	121,746	(a)	15.56	13.22	16.30
	146,095	-	-	85,222	60,873	(b)	15.56	13.22	16.30
	576,680	-	-	-	576,680	(c)	18.31	-	-
	277,250	-	-	-	277,250	(d)	16.99	-	-
M.S. Towe	60,873	-	-	60,873	-	(a)	-	16.24	19.38
	60,873	-	-	60,873	-	(b)	-	16.24	19.38
	243,981	-	-	-	243,981	(c)	20.26	-	-
	155,260	-	-	-	155,260	(d)	14.80	-	-
	2,511,822	**165,000**	**-**	**322,627**	**2,354,195**				

* The opening balances above and in the following table have been re-stated for the bonus element of the 2 for 7 Rights Issue in 2009.

** Mr. G.A. Culpepper and Mr. A. Manifold became Directors on 1st January 2009. The opening balances above and in the following table relate to the position at date of appointment.

Options by Price

€	31st December 2008*	Granted in 2009	Lapsed in 2009	Exercised in 2009	31st December 2009		Earliest exercise date	Expiry date
13.2155	48,698	-	-	48,698	-	(a)		
13.2155	97,397	-	-	97,397	-	(b)		
15.5646	121,746	-	-	-	121,746	(a)	March 2010	April 2010
15.5646	82,715	-	-	18,262	64,453	(b)	March 2010	April 2010
16.2381	97,397	-	-	97,397	-	(a)		
16.2381	79,135	-	-	60,873	18,262	(b)	March 2010	April 2010
16.4830	166,350	-	-	-	166,350	(c)	March 2010	April 2011
16.4830	239,544	-	-	-	239,544	(d)	March 2010	April 2011
17.7454	138,625	-	-	-	138,625	(c)	March 2010	April 2012
17.7454	191,857	-	-	-	191,857	(d)	March 2010	April 2012
11.8573	110,900	-	-	-	110,900	(c)	March 2010	April 2013
11.8573	60,995	-	-	-	60,995	(d)	March 2010	April 2013
11.9565	44,360	-	-	-	44,360	(c)	March 2010	April 2013
11.9565	72,085	-	-	-	72,085	(d)	March 2010	April 2013
15.0674	66,540	-	-	-	66,540	(c)	March 2010	April 2014
15.0674	55,450	-	-	-	55,450	(d)		April 2014
15.0854	44,360	-	-	-	44,360	(c)	March 2010	April 2014
15.0854	72,085	-	-	-	72,085	(d)		April 2014
18.7463	72,085	-	-	-	72,085	(c)	March 2010	April 2015
18.8545	44,360	-	-	-	44,360	(c)	March 2010	April 2015
26.1493	108,128	-	-	-	108,128	(c)		April 2016
22.3892	221,800	-	-	-	221,800	(c)		June 2016
29.4855	66,540	-	-	-	66,540	(c)		April 2017
29.8643	58,223	-	-	-	58,223	(c)		April 2017
21.5235	146,943	-	-	-	146,943	(c)		April 2018
16.5800	-	130,000	-	-	130,000	(c)		April 2019
17.3000	-	35,000	-	-	35,000	(c)		April 2019
18.3946	3,504	-	-	-	3,504	(e)	July 2013	December 2013
	2,511,822	**165,000**	**-**	**322,627**	**2,354,195**			

The market price of the Company's shares at 31st December 2009 was €19.01 and the range during 2009 was €12.55 to €20.70.

(a) Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

(c) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(d) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable.

(e) Granted under the 2000 savings-related share option scheme.

Directors' Interests in Share Capital at 31st December 2009

The interests of the Directors and the Secretary in the shares of the Company as at 31st December 2009, which are beneficial unless otherwise indicated, are shown below. The Directors and the Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31st December 2009**	31st December 2008
Directors		
G.A. Culpepper	**32,180**	19,170 *
W.P. Egan	**16,427**	15,000
- Non-beneficial	**12,000**	12,000
U-H. Felcht	**1,285**	1,000
N. Hartery	**1,285**	1,000
J.M. de Jong	**13,502**	10,190
J.W. Kennedy	**1,009 ***	-
M. Lee	**323,027 ****	258,246 **
K. McGowan	**21,344**	16,167
A. Manifold	**11,790**	5,742 *
T.V. Neill	**89,844**	69,881
D.N. O'Connor	**15,040**	11,478
J.M.C. O'Connor	**2,763**	2,131
W.I. O'Mahony	**1,089,431**	827,821 **
M.S. Towe	**34,420**	18,857
Secretary		
N. Colgan	**10,527**	10,434 *
	1,675,874	1,279,117

There were no transactions in the above Directors' and Secretary's interests between 31st December 2009 and 1st March 2010.

Of the above holdings, the following are held in the form of American Depositary Receipts (ADRs):

	31st December 2009	31st December 2008
G.A. Culpepper	**179**	179 *
W.P. Egan	**10,000**	10,000
- Non-beneficial	**12,000**	12,000
M.S. Towe	**3,397**	3,397

* Holding as at date of appointment.

** Excludes awards of Deferred Shares, details of which are shown on page 55.

Statement of Directors' Responsibilities

in respect of the financial statements

Company law in the Republic of Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Parent Company and of the Group and of the profit or loss of the Group for that period.

In preparing the Consolidated Financial Statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable International Financial Reporting Standards as adopted by the European Union, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The considerations set out above for the Group are also required to be addressed by the Directors in preparing the financial statements of the Parent Company (which are set out on pages 116 to 119), in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.

The Directors have elected to prepare the Parent Company's Financial Statements in accordance with generally accepted accounting practice in Ireland (Irish GAAP) comprising the financial reporting standards issued by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland, together with the Companies Acts, 1963 to 2009.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Parent Company and which enable them to ensure that the Consolidated Financial Statements are prepared in accordance with applicable International Financial Reporting Standards as adopted by the European Union and comply with the provisions of the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report

to the members of CRH public limited company

We have audited the Consolidated and Parent Company ("Company") Financial Statements (the "financial statements") of CRH plc for the year ended 31st December 2009 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Company Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the related notes 1 to 34 (Group) and the related notes 1 to 11 (Company). These financial statements have been prepared under the accounting policies set out therein.

This Report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for the preparation of the Consolidated Financial Statements in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for the preparation of the Company Financial Statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland ("Generally Accepted Accounting Practice in Ireland") as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and whether, in addition, the Consolidated Financial Statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company Balance Sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our Report.

We are required by law to ascertain that the Company has produced a Corporate Governance Statement where this is prepared as a separate report and whether such statement contains the information required by law. We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2008 Financial Reporting Council's Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Where a separate Corporate Governance Statement is prepared, we also consider and report to you whether the information required under section 158 (6D) (d) of the Companies Act, 1963 given in the Corporate Governance Statement is consistent with the financial statements.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, Chief Executive's Review, Operations Reviews, Finance Review and the Corporate Governance Statement. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the Consolidated Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the Group as at 31st December 2009 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation.

In our opinion the Company Financial Statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the Company as at 31st December 2009 and have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company Balance Sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

In our opinion the information required under section 158 (6D) (d) of the Companies Act, 1963 given in the Corporate Governance Statement is consistent with the financial statements.

In our opinion, the Company Balance Sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Chartered Accountants and
Registered Auditors
Dublin
1st March 2010

Consolidated Income Statement

for the financial year ended 31st December 2009

Notes		2009 €m	2008 €m
1	**Revenue**	**17,373**	20,887
	Cost of sales	**(12,510)**	(14,738)
	Gross profit	**4,863**	6,149
3	Operating costs	**(3,908)**	(4,308)
1, 4, 5	**Group operating profit**	**955**	1,841
1,16	Profit on disposal of non-current assets	**26**	69
	Profit before finance costs	**981**	1,910
8	Finance costs	**(419)**	(503)
8	Finance revenue	**122**	160
9	Group share of associates' profit after tax	**48**	61
1	**Profit before tax**	**732**	1,628
10	Income tax expense	**(134)**	(366)
	Group profit for the financial year	**598**	1,262
	Profit attributable to:		
	Equity holders of the Company	**592**	1,248
	Minority interest	**6**	14
	Group profit for the financial year	**598**	1,262
			Restated
12	**Basic earnings per Ordinary Share**	**88.3c**	210.2c
12	**Diluted earnings per Ordinary Share**	**87.9c**	209.0c

All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31st December 2009

Notes		2009 €m	2008 €m
	Group profit for the financial year	**598**	1,262
	Other comprehensive income		
	Currency translation effects	**(96)**	(97)
28	Actuarial loss on Group defined benefit pension obligations	**(67)**	(348)
24	Gains/(losses) relating to cash flow hedges	**15**	(28)
10	Tax on items recognised directly within other comprehensive income	**18**	71
	Net expense recognised directly within other comprehensive income	**(130)**	(402)
	Total comprehensive income for the financial year	**468**	860
	Attributable to:		
	Equity holders of the Company	**462**	847
	Minority interest	**6**	13
	Total comprehensive income for the financial year	**468**	860

K. McGowan, M. Lee, Directors

Consolidated Balance Sheet

as at 31st December 2009

Notes		2009 €m	2008 €m
	ASSETS		
	Non-current assets		
13	Property, plant and equipment	**8,535**	8,888
14	Intangible assets	**4,095**	4,108
15	Investments accounted for using the equity method	**962**	743
15	Other financial assets	**128**	127
24	Derivative financial instruments	**244**	416
27	Deferred income tax assets	**337**	333
	Total non-current assets	**14,301**	14,615
	Current assets		
17	Inventories	**2,008**	2,473
18	Trade and other receivables	**2,454**	3,096
	Current income tax recoverable	**77**	-
24	Derivative financial instruments	**5**	10
22	Liquid investments	**66**	128
22	Cash and cash equivalents	**1,372**	799
	Total current assets	**5,982**	6,506
	Total assets	**20,283**	21,121
	EQUITY		
	Capital and reserves attributable to the Company's equity holders		
30	Equity share capital	**241**	186
30	Preference share capital	**1**	1
30	Share premium account	**3,778**	2,448
30	Treasury Shares and own shares	**(279)**	(378)
	Other reserves	**128**	87
	Foreign currency translation reserve	**(740)**	(644)
	Retained income	**6,508**	6,387
		9,637	8,087
	Minority interest	**73**	70
	Total equity	**9,710**	8,157
	LIABILITIES		
	Non-current liabilities		
23	Interest-bearing loans and borrowings	**4,943**	6,277
24	Derivative financial instruments	**78**	84
27	Deferred income tax liabilities	**1,519**	1,461
19	Trade and other payables	**155**	137
28	Retirement benefit obligations	**454**	414
26	Provisions for liabilities	**240**	253
29	Capital grants	**12**	14
	Total non-current liabilities	**7,401**	8,640
	Current liabilities		
19	Trade and other payables	**2,471**	2,919
	Current income tax liabilities	**192**	186
23	Interest-bearing loans and borrowings	**381**	1,021
24	Derivative financial instruments	**8**	62
26	Provisions for liabilities	**120**	136
	Total current liabilities	**3,172**	4,324
	Total liabilities	**10,573**	12,964
	Total equity and liabilities	**20,283**	21,121

K. McGowan, M. Lee, Directors

Consolidated Statement of Changes in Equity

for the financial year ended 31st December 2009

Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Minority interest €m	Total equity €m
		Attributable to the equity holders of the Company							
	At 1st January 2009	**187**	**2,448**	**(378)**	**87**	**(644)**	**6,387**	**70**	**8,157**
	Group profit for the financial year	**-**	**-**	**-**	**-**	**-**	**592**	**6**	**598**
	Other comprehensive income	**-**	**-**	**-**	**-**	**(96)**	**(34)**	**-**	**(130)**
	Total comprehensive income	**187**	**2,448**	**(378)**	**87**	**(740)**	**6,945**	**76**	**8,625**
30	Issue of share capital (net of expenses)	**55**	**1,330**	**-**	**-**	**-**	**-**	**-**	**1,385**
7	Share-based payment expense								
	- share option schemes	**-**	**-**	**-**	**18**	**-**	**-**	**-**	**18**
	- Performance Share Plan (PSP)	**-**	**-**	**-**	**10**	**-**	**-**	**-**	**10**
	Reclassification of Performance Share Plan expense	**-**	**-**	**(13)**	**13**	**-**	**-**	**-**	**-**
10	Tax relating to share-based payment expense	**-**	**-**	**-**	**-**	**-**	**3**	**-**	**3**
	Treasury/own shares re-issued	**-**	**-**	**114**	**-**	**-**	**(114)**	**-**	**-**
30	Shares acquired by Employee Benefit Trust (own shares)	**-**	**-**	**(2)**	**-**	**-**	**-**	**-**	**(2)**
30	Share option exercises	**-**	**-**	**-**	**-**	**-**	**60**	**-**	**60**
11	Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(386)**	**(7)**	**(393)**
32	Minority interest arising on acquisition	**-**	**-**	**-**	**-**	**-**	**-**	**4**	**4**
	At 31st December 2009	**242**	**3,778**	**(279)**	**128**	**(740)**	**6,508**	**73**	**9,710**

for the financial year ended 31st December 2008

Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Minority interest €m	Total equity €m
	At 1st January 2008	187	2,420	(19)	70	(547)	5,843	66	8,020
	Group profit for the financial year	-	-	-	-	-	1,248	14	1,262
	Other comprehensive income	-	-	-	-	(97)	(305)	-	(402)
	Minority interest profit attributable to associates	-	-	-	-	-	-	(1)	(1)
	Total comprehensive income	187	2,420	(19)	70	(644)	6,786	79	8,879
30	Issue of share capital (net of expenses)	-	28	-	-	-	-	-	28
7	Share-based payment expense								
	- share option schemes	-	-	-	17	-	-	-	17
	- Performance Share Plan (PSP)	-	-	7	-	-	-	-	7
10	Tax relating to share-based payment expense	-	-	-	-	-	(13)	-	(13)
30	Shares acquired by CRH plc (Treasury Shares)	-	-	(411)	-	-	-	-	(411)
	Treasury/own shares re-issued	-	-	48	-	-	(48)	-	-
30	Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
30	Share option exercises	-	-	-	-	-	31	-	31
11	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(369)	(5)	(374)
32	Minority interest arising on acquisition	-	-	-	-	-	-	(4)	(4)
	At 31st December 2008	187	2,448	(378)	87	(644)	6,387	70	8,157

K. McGowan, M. Lee, Directors

Consolidated Statement of Cash Flows

Notes	for the financial year ended 31st December 2009	2009 €m	2008 €m
	Cash flows from operating activities		
	Profit before tax	**732**	1,628
	Finance costs (net)	**297**	343
	Group share of associates' profit after tax	**(48)**	(61)
	Profit on disposal of non-current assets	**(26)**	(69)
	Group operating profit	**955**	1,841
13	Depreciation charge (including impairments)	**794**	781
7	Share-based payment expense	**28**	24
14	Amortisation of intangible assets (including impairments)	**54**	43
29	Amortisation of capital grants	**(2)**	(3)
	Other non-cash movements	**(37)**	(15)
26	Net movement on provisions	**(41)**	(28)
20	Decrease/(increase) in working capital	**783**	(57)
	Cash generated from operations	**2,534**	2,586
	Interest paid (including finance leases)	**(294)**	(371)
	Irish corporation tax paid	**(2)**	(18)
	Overseas corporation tax paid	**(102)**	(304)
	Net cash inflow from operating activities	**2,136**	1,893
	Cash flows from investing activities		
	Inflows		
16	Proceeds from disposal of non-current assets	**103**	168
	Interest received	**31**	51
29	Capital grants received	**-**	4
	Dividends received from associates	**38**	42
		172	265
	Outflows		
13	Purchase of property, plant and equipment	**(532)**	(1,039)
32	Acquisition of subsidiaries and joint ventures	**(174)**	(777)
15	Investments in and advances to associates	**(235)**	(156)
15	Advances to joint ventures and purchase of trade investments	**(9)**	(50)
20	Increase in finance-related receivables	**(115)**	-
20	Deferred and contingent acquisition consideration paid	**(37)**	(34)
		(1,102)	(2,056)
	Net cash outflow from investing activities	**(930)**	(1,791)
	Cash flows from financing activities		
	Inflows		
30	Proceeds from issue of shares (net)	**1,237**	6
	Proceeds from exercise of share options	**60**	31
25	Decrease in liquid investments	**65**	175
	Increase in interest-bearing loans, borrowings and finance leases	**757**	1,382
25	Net cash inflow arising from derivative financial instruments	**16**	-
		2,135	1,594
	Outflows		
	Treasury/own shares purchased	**(2)**	(414)
	Repayment of interest-bearing loans, borrowings and finance leases	**(2,501)**	(1,024)
25	Net cash outflow arising from derivative financial instruments	**-**	(100)
11	Dividends paid to equity holders of the Company	**(238)**	(347)
11	Dividends paid to minority interests	**(7)**	(5)
		(2,748)	(1,890)
	Net cash outflow from financing activities	**(613)**	(296)
	Increase/(decrease) in cash and cash equivalents	**593**	(194)
	Reconciliation of opening to closing cash and cash equivalents		
25	Cash and cash equivalents at 1st January	**799**	1,006
25	Translation adjustment	**(20)**	(13)
	Increase/(decrease) in cash and cash equivalents	**593**	(194)
25	**Cash and cash equivalents at 31st December**	**1,372**	799

A reconciliation of cash and cash equivalents to net debt is presented in note 25 to the financial statements.

K. McGowan, M. Lee, Directors

Accounting Policies

Statement of compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB). IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

CRH plc, the parent company, is a publicly traded limited company incorporated and domiciled in the Republic of Ireland.

Basis of preparation

The Consolidated Financial Statements, which are presented in euro millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments, retirement benefit obligations and certain financial assets and liabilities including derivative financial instruments.

The accounting policies set out below have been applied consistently by all the Group's subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, relate primarily to accounting for defined benefit pension schemes, provisions for liabilities, property, plant and equipment and goodwill impairment.

The financial year-ends of the Group's subsidiaries, joint ventures and associates are co-terminous.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and amended IFRS and IFRIC interpretations in respect of the 2009 financial year-end:

- IFRS 2 *Share-based Payment* – Vesting Conditions and Cancellations effective 1st January 2009
- IFRS 7 *Financial Instruments*: *Disclosures* effective 1st January 2009
- IFRS 8 *Operating Segments* effective 1st January 2009
- IAS 1 *Presentation of Financial Statements* effective 1st January 2009
- IAS 23 *Borrowing Costs (Revised)* effective 1st January 2009
- Amendments to IAS 32 and IAS 1 – *Puttable Financial Instruments and Obligations Arising on Liquidation* effective 1st January 2009
- IFRIC 9 *Remeasurement of Embedded Derivatives* and IAS 39 *Financial Instruments: Recognition and Measurement* effective 1st July 2008
- IFRIC 13 *Customer Loyalty Programmes* effective 1st July 2008
- IFRIC 15 *Agreements for the Construction of Real Estate* effective 1st January 2009
- IFRIC 16 *Hedges of a Net Investment in a Foreign Operation* effective 1st October 2008
- IFRIC 18 *Transfers of Assets from Customers* effective for transfers on or after 1st July 2009
- Improvements to IFRSs (May 2008) with an effective date of 1st January 2009 (i.e. all except for IFRS 5 amendment)

IFRS 8 *Operating Segments* replaced IAS 14 *Segment Reporting*. Following a review of its requirements, the Group has concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14. IFRS 8 disclosures are shown in note 1, including the related revised comparative information.

IAS 1 *Presentation of Financial Statements* has been revised and now requires the separation of owner and non-owner changes in equity and the presentation of a statement of changes in equity as a primary statement (the information contained in this statement had previously been provided by the Group in the notes to the Consolidated Financial Statements). The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. The revised standard also introduces the statement of comprehensive income; it presents all items of recognised income and expense, either in one single statement, or two linked statements. The Group has elected to present two statements, the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income (similar to the Statement of Recognised Income and Expense previously provided except that taxation relating to equity items is now shown within the Consolidated Statement of Changes in Equity).

IFRS 7 *Financial Instruments – Disclosures* (amendment) requires enhanced disclosures about fair value measurement and liquidity risk and disclosure of fair value measurements by level of a fair value measurement hierarchy. The changes required by the amended standard are purely disclosure-related.

Adoption of the remaining standards and interpretations did not result in material changes in the Group's financial statements.

IFRS and IFRIC Interpretations which are not yet effective

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

- IFRS 2 *Share-based Payment: Group Cash-settled Share-based Payment Transactions* effective 1st January 2010
- IFRS 3R *Business Combinations (Revised)* and IAS 27 *Consolidated and Separate Financial Statements* (Amended) effective 1st July 2009 including consequential amendments to IFRS 7, IAS 21, IAS 28, IAS 31 and IAS 39
- IAS 39 *Financial Instruments: Recognition and Measurement – Eligible Hedged Items* effective 1st July 2009
- IFRIC 17 *Distributions of Non-cash Assets to Owners* effective 1st July 2009
- Improvements to IFRSs (April 2009) – amendments applying in respect of 2010 financial year-ends and thereafter

The standards and interpretations addressed above will be applied for the purposes of the Group financial statements with effect from the dates listed.

IFRS 3R *Business Combinations*, while it continues to apply the acquisition method to business combinations, introduces a number of changes to the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results. These changes will include, but will not be limited to, the expensing of acquisition-related costs as incurred, the method of accounting for step acquisitions and the recognition and measurement of contingent consideration. IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. The Group will apply IFRS 3R prospectively to all business combinations from 1st January 2010.

The application of the other standards and interpretations is not envisaged to have any material impact on the Group financial statements.

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31st December each year.

Subsidiaries

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control.

Joint ventures

In line with IAS 31 *Interests in Joint Ventures*, the Group's share of results and net assets of joint ventures (jointly controlled entities), which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associates
Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise significant influence, are accounted for as associates using the equity method and are included in the Consolidated Financial Statements from the date on which significant influence is deemed to arise until the date on which such influence ceases to exist. If the Group's share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Equity method
Under the equity method, which is used in respect of accounting for the Group's investments in associates, the Consolidated Income Statement reflects the Group's share of profit after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group's share of net assets, less any impairment in value. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment arise in accordance with the requirements of IAS 39 *Financial Instruments: Recognition and Measurement*, the carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount.

Minority interests
Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of net assets acquired is recognised in goodwill.

Transactions eliminated on consolidation
Intra-group balances and transactions, income and expenses, and any unrealised gains or losses arising from such transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same manner as unrealised gains, but only to the extent that there is no evidence of impairment in the Group's interest in the entity.

Revenue recognition

Revenue represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts
Revenue on construction contracts is recognised in accordance with the percentage-of-completion method with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated cost of the contract. Contract costs are recognised as incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

Segment reporting

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the chief operating decision maker who is responsible for allocating resources and assessing performance of the operating segments. The Group has determined that it has six reportable operating segments based on its lines of business; materials, products and distribution in Europe and the Americas.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the income statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the Consolidated Income Statement as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average		Year-end	
euro 1 =	**2009**	2008	**2009**	2008
US Dollar	**1.3948**	1.4708	**1.4406**	1.3917
Pound Sterling	**0.8909**	0.7963	**0.8881**	0.9525
Polish Zloty	**4.3276**	3.5121	**4.1045**	4.1535
Ukrainian Hryvnya	**11.2404**	7.7046	**11.4738**	10.8410
Swiss Franc	**1.5100**	1.5874	**1.4836**	1.4850
Canadian Dollar	**1.5850**	1.5594	**1.5128**	1.6998
Argentine Peso	**5.2111**	4.6443	**5.4885**	4.7924
Israeli Shekel	**5.4756**	5.2556	**5.5134**	5.3163
Turkish Lira	**2.1631**	1.9064	**2.1547**	2.1488
Indian Rupee	**67.4271**	63.7652	**66.9539**	67.5553

Retirement benefit obligations

Costs arising in respect of the Group's defined contribution pension schemes are charged to the Consolidated Income Statement in the period in which they are incurred. The Group has no legal or constructive obligation to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group's defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Consolidated Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Consolidated Income Statement.

The net surplus or deficit arising on the Group's defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities on the face of the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and in the case of published securities it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

The Group's obligation in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

Share-based payments

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors' Remuneration on pages 51 and 52.

Share options
For equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial model. Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are not subject to market-based vesting conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement expense/credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a non-vesting condition which is treated as vesting irrespective of whether or not it is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. All cancellations of equity-settled transaction awards are treated equally.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The dilutive effect of outstanding options is reflected as additional share dilution in the determination of diluted earnings per share.

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7th November 2002. The disclosure requirements of IFRS 2 have been applied in relation to all outstanding share-based payments regardless of their grant date.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial statements and the exercise price of the option; where the amount of any tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognised directly in equity.

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plan
The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Consolidated Income Statement over the vesting period. The Performance Share Plan contains inter alia a Total Shareholder Return-based (and hence market-based) vesting condition, and accordingly, the fair value assigned to the related equity instruments on initial application of IFRS 2 is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1st January 2004); these items are measured on the basis of deemed cost, being the revalued amount as at the date the revaluation was performed.

Depreciation and depletion
Depreciation is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum (p.a.).

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: On average, transport equipment is depreciated at 20% p.a.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date.

Impairment of property, plant and equipment
In accordance with IAS 36 *Impairment of Assets*, the carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances

indicate that the carrying values may not be recoverable. Where the carrying values exceed the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), the assets or cash-generating units are written-down to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

Repair and maintenance expenditure
Repair and maintenance expenditure is included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Consolidated Income Statement during the financial period in which it is incurred.

Borrowing costs re items of property, plant and equipment
Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

Business combinations

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries, joint ventures and associates by the Group.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued, together with any directly attributable expenses.

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment is probable and can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.

The assets and liabilities (and contingent liabilities, if relevant) arising on business combination activity are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within twelve months of the acquisition date.

Minority interest is stated at the proportionate share of the fair values of the acquired assets and liabilities recognised; goodwill is not allocated to the minority interest. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of the identifiable assets and liabilities (and contingent liabilities, if relevant) in a business combination and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairments assessed in accordance with the methodology discussed below. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet; such goodwill is not subject to annual impairment testing in accordance with IAS 28.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary, net of any impairments, is included in the determination of the net profit or loss on disposal/termination.

To the extent that the Group's interest in the net fair value of the identifiable assets and liabilities (and contingent liabilities, if relevant) acquired exceeds the cost of a business combination, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance being recognised immediately in the Consolidated Income Statement.

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating units that are anticipated to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these units are not larger than the operating segments determined in accordance with IFRS 8 *Operating Segments*. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Impairment losses arising in respect of goodwill are not reversed once recognised.

Intangible assets (other than goodwill) arising on business combinations

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition) to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write-off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Other financial assets

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39. Where non-derivative financial assets meet the definition of "loans and receivables" under IAS 39 *Financial Instruments: Recognition and Measurement*, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts, are capitalised in the Consolidated Balance Sheet and are depreciated over their useful lives with any impairment being recognised in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases and hire purchase contracts are included in liabilities in the Consolidated Balance Sheet and analysed between current and non-current amounts. The interest elements of the rental obligations are charged to the Consolidated

Income Statement over the periods of the relevant agreements and represent a constant proportion of the balance of capital repayments outstanding in line with the implicit interest rate methodology.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 *Statement of Cash Flows*, and accordingly these investments are treated as financial assets and are categorised as either "held-for-trading" or "loans and receivables" in accordance with IAS 39. Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts).

At the inception of a derivative transaction, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as "held-for-trading" in accordance with IAS 39 and changes in fair values are reported in operating costs in the Consolidated Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction that could affect profit or loss).

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Consolidated Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Consolidated Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss previously recognised as other comprehensive income is transferred to the Consolidated Income Statement in the period.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Consolidated Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Income Statement as part of the overall gain or loss on sale.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs.

Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate term loans, which have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the Consolidated Income Statement through amortisation on the basis of the period of the loans and borrowings and/or on impairment and derecognition of the associated loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Provisions for liabilities

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the income statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years. Any interest or penalties arising are included within current tax.

Deferred tax is provided using the liability method on all relevant temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences with the exception of the following:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or a liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profits will be available against which to offset these items. The following exceptions apply in this instance:

- where the deferred tax asset arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and
- where, in respect of deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, a deferred tax asset is recognised only if it is probable that the deductible temporary difference will reverse in the foreseeable future and that sufficient taxable profits will be available against which the temporary difference can be utilised.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Government grants

Capital grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is treated as a deferred credit and is released to the Consolidated Income Statement over the expected useful life of the relevant asset through equal annual instalments.

Share capital

Treasury Shares
Own equity instruments (i.e. Ordinary Shares) acquired by the Parent Company are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company's Ordinary Shares.

Own shares
Ordinary Shares purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Consolidated Balance Sheet.

Dividends
Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within operating profit in the Consolidated Income Statement.

Notes on Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, insulation products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and Do-It-Yourself (DIY) stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

The principal factors employed in the identification of the six segments reflected in this note include the Group's organisational structure, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 *Operating Segments*), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA), supplemental information based on EBITDA is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below.

Although IFRS 8 is being applied for the first time, there have been no changes to the basis of segmentation or to the basis of measurement of operating profit in compiling the consolidated financial statements in respect of the year ended 31st December 2009. In addition, there are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31st December							
	Materials		Products		Distribution		Total Group	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Segment revenue								
Europe	**2,749**	3,696	**3,002**	3,686	**3,633**	3,812	**9,384**	11,194
Americas	**4,280**	5,007	**2,536**	3,243	**1,173**	1,443	**7,989**	9,693
	7,029	8,703	**5,538**	6,929	**4,806**	5,255	**17,373**	20,887
Group operating profit before depreciation and amortisation (EBITDA)								
Europe	**434**	806	**283**	392	**204**	258	**921**	1,456
Americas	**670**	724	**173**	369	**39**	116	**882**	1,209
	1,104	1,530	**456**	761	**243**	374	**1,803**	2,665
Depreciation and amortisation (including asset impairment charges)								
Europe	**177**	175	**167**	168	**67**	64	**411**	407
Americas	**263**	262	**150**	131	**24**	24	**437**	417
	440	437	**317**	299	**91**	88	**848**	824
Group operating profit (EBIT)								
Europe	**257**	631	**116**	224	**137**	194	**510**	1,049
Americas	**407**	462	**23**	238	**15**	92	**445**	792
	664	1,093	**139**	462	**152**	286	**955**	1,841
Profit on disposal of non-current assets (i)							**26**	69
Finance costs (net)							**(297)**	(343)
Group share of associates' profit after tax (ii)							**48**	61
Profit before tax							**732**	1,628

1. Segment Information continued

A. Operating segments disclosures - Consolidated Income Statement data continued

Segment revenue includes €3,252 million (2008: €3,593 million) in respect of revenue applicable to construction contracts. Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 33. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group's revenue streams include a low level of cross-border transactions.

Asset impairment charges of €41 million (2008: €14 million) relate to Europe Materials €9 million (2008: €nil million), Europe Products €19 million (2008: €12 million) and Americas Products €13 million (2008: €2 million).

	Continuing operations - year ended 31st December							
	Materials		Products		Distribution		Total Group	
	2009 €m	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m
(i) Profit on disposal of non-current assets								
Europe	**4**	16	**1**	15	**5**	15	**10**	46
Americas	**17**	20	**(1)**	2	**-**	1	**16**	23
	21	36	**-**	17	**5**	16	**26**	69
(ii) Group share of associates' profit after tax								
Europe	**39**	45	**1**	5	**7**	11	**47**	61
Americas	**1**	-	**-**	-	**-**	-	**1**	-
	40	45	**1**	5	**7**	11	**48**	61

B. Operating segments disclosures - Consolidated Balance Sheet

	Continuing operations - year ended 31st December							
	Materials		Products		Distribution		Total Group	
	2009 €m	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m
Total assets								
Europe	**4,224**	4,319	**2,879**	3,191	**1,991**	2,174	**9,094**	9,684
Americas	**5,166**	5,481	**2,221**	2,662	**611**	738	**7,998**	8,881
	9,390	9,800	**5,100**	5,853	**2,602**	2,912	**17,092**	18,565
Reconciliation to total assets as reported in the Consolidated Balance Sheet								
Investments accounted for using the equity method							**962**	743
Other financial assets							**128**	127
Derivative financial instruments (current and non-current)							**249**	426
Income tax assets (current and deferred)							**414**	333
Liquid investments							**66**	128
Cash and cash equivalents							**1,372**	799
Total assets as reported in the Consolidated Balance Sheet							**20,283**	21,121
Total liabilities								
Europe	**954**	966	**802**	759	**457**	465	**2,213**	2,190
Americas	**722**	896	**354**	569	**151**	204	**1,227**	1,669
	1,676	1,862	**1,156**	1,328	**608**	669	**3,440**	3,859
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet								
Interest-bearing loans and borrowings (current and non-current)							**5,324**	7,298
Derivative financial instruments (current and non-current)							**86**	146
Income tax liabilities (current and deferred)							**1,711**	1,647
Capital grants							**12**	14
Total liabilities as reported in the Consolidated Balance Sheet							**10,573**	12,964

1. Segment Information continued

C. Operating segments disclosures - other items

		Continuing operations - year ended 31st December							
		Materials		Products		Distribution		Total Group	
		2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
		€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Additions to non-current assets									
Europe	Property, plant and equipment (note 13)	**260**	429	**51**	106	**42**	70	**353**	605
	Financial assets (note 15)	**235**	1	**-**	-	**1**	157	**236**	158
Americas	Property, plant and equipment (note 13)	**125**	304	**51**	121	**3**	9	**179**	434
	Financial assets (note 15)	**8**	48	**-**	-	**-**	-	**8**	48
		628	782	**102**	227	**46**	236	**776**	1,245

D. Entity-wide disclosures

Section 1: Information about products and services

The Group's revenue from external customers in respect of its principal products and services is analysed in the disclosures above.

Section 2: Information about geographical areas and customers

CRH has a presence in 35 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; regions which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31st December Revenues by destination		As at 31st December Non-current assets	
	2009	2008	**2009**	2008
	€m	€m	**€m**	€m
Country of domicile - Republic of Ireland	**500**	870	**569**	595
Benelux (mainly Netherlands)	**2,762**	3,070	**1,458**	1,518
Americas (mainly the United States)	**7,997**	9,702	**6,200**	6,527
Other	**6,114**	7,245	**5,493**	5,226
Group totals	**17,373**	20,887	**13,720**	13,866

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group each have a large number of customers spread across various activities, end-uses and geographies.

2. Proportionate Consolidation of Joint Ventures

The Group's share of the income and expenses of its joint ventures for the years ended 31st December 2009 and 2008, the assets and liabilities as at 31st December 2009 and 2008 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements where appropriate, are as follows:

Impact on Consolidated Income Statement

	2009 €m	2008 €m
Group share of:		
Revenue	**1,095**	1,172
Cost of sales	**(768)**	(806)
Gross profit	**327**	366
Operating costs	**(233)**	(229)
Operating profit	**94**	137
Profit on disposal of non-current assets	**1**	1
Profit before finance costs	**95**	138
Finance costs (net)	**(7)**	(13)
Profit before tax	**88**	125
Income tax expense	**(19)**	(26)
Group profit for the financial year	**69**	99
Depreciation charge for year	**55**	50

Impact on Consolidated Balance Sheet

	2009 €m	2008 €m
Group share of:		
Non-current assets	**1,319**	1,333
Current assets	**395**	423
Total assets	**1,714**	1,756
Total equity	**1,158**	1,143
Non-current liabilities	**330**	333
Current liabilities	**226**	280
Total liabilities	**556**	613
Total equity and liabilities	**1,714**	1,756
Net debt included above	**114**	153

The Group's share of net debt in joint ventures is non-recourse to the Group.

Future purchase commitments for property, plant and equipment

	2009 €m	2008 €m
Contracted for but not provided in the financial statements	**15**	30
Authorised by the Directors but not contracted for	**120**	122

A listing of the principal joint ventures is contained on page 129.

3. Operating Costs

	2009 €m	2008 €m
Selling and distribution costs	**2,410**	2,753
Administrative expenses	**1,392**	1,486
Other operating expenses	**112**	82
Other operating income	**(6)**	(13)
Total	**3,908**	4,308

Other operating expenses and income comprise the following charges/(credits):

	2009 €m	2008 €m
Other operating expenses		
Share-based payment expense (note 7)	**28**	24
Amortisation of intangible assets (note 14)	**43**	43
Impairment of intangible assets (note 14)	**11**	-
Impairment of property, plant and equipment (note 13)	**30**	14
Mark-to-market of undesignated derivative financial instruments (held-for-trading)	**-**	1
Total	**112**	82
Other operating income		
Excess of fair value of identifiable net assets over consideration paid (note 32)	**-**	(6)
Mark-to-market of undesignated derivative financial instruments (held-for-trading)	**(1)**	(2)
Income from financial assets	**(3)**	(2)
Capital grants released (note 29)	**(2)**	(3)
Total	**(6)**	(13)

4. Group Operating Profit

Group operating profit has been arrived at after charging the following amounts (including the Group's proportionate share of amounts in joint ventures):

	2009 €m	2008 €m
Depreciation		
- included in cost of sales	**570**	563
- included in operating costs	**194**	204
Total	**764**	767
Foreign exchange gains and losses (net)		
- included in operating costs	**2**	(6)
Total	**2**	(6)
Operating lease rentals (minimum lease payments)		
- hire of plant and machinery	**86**	104
- land and buildings	**152**	145
- other operating leases	**44**	36
Total	**282**	285
Auditors' remuneration (included in administrative expenses)		
Audit fees (i)	**13**	14
Audit-related fees (ii)	**1**	2
Tax fees	**1**	1
All other fees (iii)	**-**	-
	15	17

(i) Audit fees include Sarbanes-Oxley attestation.

(ii) Audit-related fees include acquisition-related due diligence amounting to €nil million (2008: €1.3 million) and other attestation services that are closely related to the performance of the audit. In addition to the due diligence fees expensed in the Consolidated Income Statement and included in the audit-related fees caption above, further due diligence fees of €nil (2008: €0.6 million) paid to the auditors have been included in the fair value of purchase consideration of business combinations for the respective periods; these amounts are reflected in the totals presented in note 32.

(iii) All other fees relate principally to transaction advisory services.

5. Directors' Emoluments and Interests

Directors' emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors' Remuneration on pages 51 to 59 of this Annual Report.

6. Employment

The average number of employees (including CRH's proportionate share of employees in joint ventures) is as follows:

Year ended 31st December 2009	**Materials**	**Products**	**Distribution**	**Total Group**
Europe	**12,599**	**18,454**	**10,997**	**42,050**
Americas	**18,075**	**16,349**	**3,348**	**37,772**
Total	**30,674**	**34,803**	**14,345**	**79,822**
Year ended 31st December 2008				
Europe	14,560	21,265	11,499	47,324
Americas	22,028	20,227	3,993	46,248
Total	36,588	41,492	15,492	93,572

Employment costs charged in the Consolidated Income Statement (including the Group's proportionate share of joint ventures' costs) are analysed as follows:

	2009 €m	2008 €m
Wages and salaries	**2,711**	3,077
Social welfare costs	**340**	377
Other employment-related costs	**418**	401
Share-based payment expense (note 7)	**28**	24
Total pension costs (note 28)	**179**	176
Total	**3,676**	4,055
Total charge analysed between:		
Cost of sales	**1,834**	2,061
Operating costs	**1,834**	2,009
Finance costs (net) - applicable to defined benefit pension schemes (note 8)	**8**	(15)
Total	**3,676**	4,055

7. Share-based Payment Expense

	2009 €m	2008 €m
Share option expense	**18**	17
Performance Share Plan expense	**10**	7
	28	24

€2 million (2008: €1 million) of the total expense reported in the Consolidated Income Statement relates to the Directors.

Share Option Schemes

The Group operates share option schemes, which were approved by shareholders in May 2000 (replacing the schemes which were approved in May 1990), and savings-related share option schemes, also approved by shareholders in May 2000. The general terms and conditions applicable to the share options granted by CRH under the share option schemes are set out in the Report on Directors' Remuneration on pages 51 to 59.

The Group's employee share options are equity-settled share-based payments as defined in IFRS 2 *Share-based Payment*. The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7th November 2002. As options to acquire Ordinary Shares in the Company are traditionally granted in April of each year, the expense reflected in operating costs in the Consolidated Income Statement of €18 million (2008: €17 million) relates to options granted in April 2003 and in the subsequent periods. The expense has been arrived at through applying a trinomial valuation technique; this is a lattice option-pricing model in accordance with IFRS 2.

All unexercised options and share awards under the Group's various share plans have been adjusted for the bonus element of the Rights Issue completed in March 2009 - see note 30 (iii). Throughout this note, prior year disclosures for options and share awards have not been restated for this bonus element.

Details of options granted under the share option schemes (excluding savings-related share option schemes)

A summary of activity under the Company's share option schemes in the two years ended 31st December 2009 and 31st December 2008 together with the weighted average exercise price of the share options is as follows:

	Weighted average exercise price	Number of options 2009	Weighted average exercise price	Number of options 2008
Share options				
Outstanding at beginning of year	**€21.03 / Stg£16.46**	**24,025,246**	€20.38 / Stg£16.06	23,304,553
Rights Issue adjustment - March 2009	**n/a**	**2,594,915**	n/a	-
Granted (a)	**€16.93 / Stg£15.30**	**2,596,000**	€23.87 / Stg£19.06	2,912,000
Exercised (b)	**€14.92 / Stg£10.17**	**(3,562,399)**	€15.89 / Stg£13.06	(1,558,866)
Lapsed	**€21.92 / Stg£16.31**	**(1,027,740)**	€22.89 / Stg£18.22	(632,441)
Outstanding at end of year	**€19.21 / Stg£15.46**	**24,626,022**	€21.03 / Stg£16.46	24,025,246
Exercisable at end of year	**€16.00 / Stg£11.57**	**11,816,179**	€17.53 / Stg£12.48	14,118,956

(a) Pursuant to the 2000 share option schemes, employees were granted options over 2,596,000 (2008: 2,912,000) of the Company's Ordinary Shares on 14th April 2009. These options may be exercised after the expiration of three years from their date of grant, subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

(b) The weighted average share price at the date of exercise of these options was €18.29 (2008: €23.53).

The weighted average remaining contractual life for the share options outstanding as at 31st December 2009 is 5.16 years (2008: 5.24 years). The range of exercise prices for the 24,626,022 (2008: 24,025,246) options outstanding at the end of the year was €11.86 - €29.86 for the 24,478,108 (2008: 23,878,042) euro-denominated options (2008: €13.15 - €33.12) and Stg£8.17 - Stg£20.23 for the 147,914 (2008: 147,204) sterling-denominated options (2008: Stg£9.06 - Stg£22.43).

The CRH share price at 31st December 2009 was €19.01 (approximately Stg£16.88) (2008: €17.85/approximately Stg£17.00). The following analysis shows the number of outstanding share options with prices lower/higher than the year-end share price:

	2009	2008
Number of options with prices lower than year-end price		
Exercisable	**11,816,179**	6,075,620
Not exercisable	**4,583,144**	2,009,145
	16,399,323	8,084,765
Number of options with prices higher than year-end price		
Exercisable	**-**	8,043,336
Not exercisable	**8,226,699**	7,897,145
	8,226,699	15,940,481
Total options outstanding	**24,626,022**	24,025,246

7. Share-based Payment Expense continued

The weighted average fair values assigned to options granted in 2009 and 2008 under the 2000 Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	Denominated in	
	€ 3-year	**Stg£* 3-year**
Granted during 2009 (amounts in €)	**3.05**	**2.97**
Granted during 2008 (amounts in €)	4.46	4.46

** € equivalents at the date of grant*

The fair values of these options were determined using the following assumptions:

	2009 3-year	2008 3-year
Weighted average exercise price (amounts in €)	**16.92**	23.87
Risk-free interest rate (%)	**2.38**	3.61
Expected dividend payments over the expected life (€ cent)	**320.1**	401.26
Expected volatility (%)	**24.5**	21.7
Expected life in years	**5**	5

The expected volatility was determined using an historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. The terms of the options granted under the share option schemes do not contain any market conditions within the meaning of IFRS 2. No relevant modifications were effected to the share option schemes during the course of 2009 or 2008.

Details of options granted under the savings-related share option schemes

	Weighted average exercise price	**Number of options 2009**	Weighted average exercise price	Number of options 2008
Savings-related share options				
Outstanding at beginning of year	**€21.20 / Stg£15.51**	**1,033,071**	€18.37 / Stg£12.53	1,259,082
Rights Issue adjustment - March 2009	**n/a**	**103,787**	n/a	-
Granted (a)	**€11.18 / Stg£11.36**	**932,491**	€20.40 / Stg£16.07	520,741
Exercised (b)	**€13.23 / Stg£11.18**	**(118,477)**	€11.07 / Stg£8.34	(487,350)
Lapsed	**€18.58 / Stg£14.21**	**(580,220)**	€22.67 / Stg£15.88	(259,402)
Outstanding at end of year	**€13.85 / Stg£12.62**	**1,370,652**	€21.20 / Stg£15.51	1,033,071
Exercisable at end of year	**€19.60 / Stg£14.14**	**5,193**	€11.87 / Stg£10.69	20,086

(a) Pursuant to the savings-related share option schemes operated by the Company in the Republic of Ireland and the United Kingdom, employees were granted options over 932,491 of the Company's Ordinary Shares on 2nd April 2009 (2008: 302,405 share options on 16th May 2008 and 218,336 share options on 3rd April 2008). Options granted during the year comprise options over 511,689 (2008: 248,572) shares which are normally exercisable within a period of six months after the third anniversary of the contract. Options over the remaining 420,802 (2008: 272,169) shares are normally exercisable within a period of six months of the fifth anniversary of the contract. Options granted under the savings-related share option schemes are not subject to EPS growth targets. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant.

(b) The weighted average share price at the date of exercise of these options was €17.71 (2008: €17.21).

The weighted average remaining contractual life for the savings-related share options outstanding as at 31st December 2009 is 3.34 years (2008: 2.89 years). The range of exercise prices for the 1,370,652 (2008: 1,033,071) savings-related share options outstanding at the end of the year was €11.18 - €24.25 for the 665,886 (2008: 496,634) euro-denominated options (2008: €10.63 - €26.89) and Stg£11.16 - Stg£16.78 for the 704,766 (2008: 536,437) sterling-denominated options (2008: Stg£7.18 - Stg£18.61).

The weighted average fair values assigned to options issued under the savings-related share option schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

7. Share-based Payment Expense continued

	Denominated in			
	€ 3-year	€ 5-year	Stg£* 3-year	Stg£* 5-year
Granted during 2009 (amounts in €)	**6.86**	**6.92**	**5.67**	**5.77**
Granted during 2008 (amounts in €)	5.85	6.41	5.98	6.56

** € equivalents at the date of grant*

The fair values of these options were determined using the following assumptions:

	2009		2008	
	3-year	**5-year**	3-year	5-year
Weighted average exercise price (amounts in €)	**12.04**	**11.82**	20.72	20.57
Risk-free interest rate (%)	**1.80**	**2.40**	3.95/3.58	4.00/3.69
Expected dividend payments over the expected life (€ cent)	**188.75**	**320.10**	219.73	401.26
Expected volatility (%)	**28.1**	**24.5**	21.6/21.8	20.9/21.7
Expected life in years	**3**	**5**	3	5

The expected volatility was determined using an historical sample of 37 month-end CRH share prices in respect of the three-year savings-related share options and 61 month-end share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. The terms of the options issued under the savings-related share option schemes do not contain any market conditions within the meaning of IFRS 2. No relevant modifications were effected to the savings-related share option schemes during the course of 2009 or 2008.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006. The general terms and conditions applicable to shares awarded by CRH under this Plan are set out in the Report on Directors' Remuneration on pages 51 to 59.

Shares awarded under the Group's Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 *Share-based Payment*. IFRS 2 requires that a recognised valuation methodology be employed to determine the fair value of shares awarded and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense of €10 million (2008: €7 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares				
	Share price at date of award*	Period to earliest release date	Initial award	Rights Issue adjustment	Cumulative lapses/releases to date**	Net outstanding	Fair value
Granted in 2006	€24.82	3 years	627,750	62,249	689,999	-	€12.11
Granted in 2007	€33.29	3 years	594,750	60,122	45,218	609,654	€17.14
Granted in 2008	€23.45	3 years	741,000	76,331	43,272	774,059	€10.27
Granted in 2009	€17.00	3 years	1,658,000	-	-	1,658,000	€8.29

* Share prices in respect of awards prior to the Rights Issue have not been rights adjusted.

** In March 2009, 474,997 (74.99% of the initial award net of lapses and adjusted for the Rights Issue) of the shares awarded under the Performance Share Plan in 2006 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2009	2008
Risk-free interest rate (%)	**1.77**	3.49
Expected volatility (%)	**28.1**	21.8

The expected volatility was determined using an historical sample of 37 month-end CRH share prices.

8. Finance Costs and Finance Revenue

	2009 €m	2008 €m
Finance costs		
Interest payable on bank loans and overdrafts repayable wholly within five years:		
- by instalments	**4**	11
- not by instalments	**223**	275
Interest payable under finance leases and hire purchase contracts	**1**	2
Interest payable on other borrowings	**149**	123
Total interest payable	**377**	411
Unwinding of discount element of provisions for liabilities (note 26)	**15**	16
Unwinding of discount applicable to deferred and contingent acquisition consideration	**4**	5
Income on interest rate and currency swaps	**(77)**	(34)
Mark-to-market of derivatives and related fixed rate debt:		
- interest rate swaps (i)	**133**	(283)
- currency swaps and forward contracts	**7**	3
- fixed rate debt (i)	**(135)**	287
Interest cost on defined benefit pension scheme liabilities	**95**	98
Total finance costs	**419**	503
Finance revenue		
Interest receivable on loans to joint ventures and associates	**(3)**	(4)
Interest receivable on liquid investments	**(4)**	(8)
Interest receivable on cash and cash equivalents	**(28)**	(35)
	(35)	(47)
Expected return on defined benefit pension scheme assets	**(87)**	(113)
Total finance revenue	**(122)**	(160)
Finance costs (net)	**297**	343

(i) The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted fair value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

9. Group Share of Associates' Profit after Tax

The Group's share of associates' profit after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement. The Group's share of profit after tax generated by associates is analysed as follows between the principal Consolidated Income Statement captions:

	2009 €m	2008 €m
Group share of:		
Revenue	**1,029**	1,006
Profit before finance costs	**64**	86
Finance costs (net)	**(5)**	(3)
Profit before tax	**59**	83
Income tax expense	**(11)**	(22)
Profit after tax	**48**	61

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group's investment in associates is presented in note 15.

10. Income Tax Expense

	2009 €m	2008 €m
Current tax		
Republic of Ireland		
Corporation tax at 12.5% (2008: 12.5%)	**(5)**	21
Less: manufacturing relief	**-**	(3)
Tax on disposal of non-current assets	**1**	3
	(4)	21
Overseas tax	**29**	239
Tax on disposal of non-current assets - Overseas	**11**	17
Total current tax	**36**	277
Deferred tax		
Origination and reversal of temporary differences:		
Defined benefit pension obligations	**11**	5
Share-based payment expense	**(3)**	2
Derivative financial instruments	**(11)**	(1)
Other items	**101**	83
Total deferred tax	**98**	89
Income tax expense	**134**	366

Reconciliation of applicable tax rate to effective tax rate

Profit before tax (€m)	**732**	1,628
Tax charge expressed as a percentage of profit before tax (effective tax rate):		
- current tax expense only	**4.9%**	17.0%
- total income tax expense (current and deferred)	**18.3%**	22.5%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax	
Irish corporation tax rate	**12.5**	12.5
Manufacturing relief in the Republic of Ireland	**-**	(0.2)
Higher tax rates on overseas earnings	**3.8**	10.5
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	**2.0**	(0.3)
Total effective tax rate	**18.3**	22.5

Current and deferred tax movements recognised directly within equity

	€m	€m
Recognised within the Consolidated Statement of Comprehensive Income:		
Deferred tax		
Defined benefit pension obligations	**20**	67
Cash flow hedges	**(2)**	4
	18	71
Recognised within the Consolidated Statement of Changes in Equity:		
Current tax		
Share option exercises	**1**	2
Deferred tax		
Share-based payment expense	**2**	(15)
	3	(13)
Income tax recognised within equity	**21**	58

10. Income Tax Expense continued

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH's investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking. Given that participation exemptions and tax credits would be available in the context of the Group's investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2009 financial statements).

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

11. Dividends

As shown in note 30, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% 'A' Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2009 €m	2008 €m
Dividends to shareholders		
Preference		
5% Cumulative Preference Shares €3,175 (2008: €3,175)	**-**	-
7% 'A' Cumulative Preference Shares €77,521 (2008: €77,521)	**-**	-
Equity (i)		
Final - 43.74c (restated) per Ordinary Share in May 2009 (43.28c, restated paid in May 2008)	**258**	260
Interim - paid 18.50c per Ordinary Share (2008: 18.48c, restated)	**128**	109
Total	**386**	369
Dividends proposed (memorandum disclosure)		
Equity (i)		
Final 2009 - proposed 44.00c per Ordinary Share (2008: 43.74c, restated)	**307**	258
Reconciliation to Consolidated Statement of Cash Flows		
Dividends to shareholders	**386**	369
Less: issue of shares in lieu of dividends (ii)	**(148)**	(22)
Dividends paid to equity holders of the Company	**238**	347
Dividends paid by subsidiaries to minority interest	**7**	5
Total dividends paid	**245**	352

(i) Comparative per share amounts for 2008 have been restated to reflect the bonus element of the March 2009 Rights Issue - see note 12 (iii) below.

(ii) In accordance with the scrip dividend scheme, shares to the value of €148 million (2008: €22 million) were issued in lieu of dividends.

12. Earnings per Ordinary Share

	2009 €m	2008 €m
The computation of basic and diluted earnings per Ordinary Share is set out below:		
Numerator computations - basic and diluted earnings per Ordinary Share		
Group profit for the financial year	**598**	1,262
Profit attributable to minority interest	**(6)**	(14)
Profit attributable to equity holders of the Company	**592**	1,248
Preference dividends	**-**	-
Profit attributable to ordinary equity holders of the Company	**592**	1,248
Amortisation of intangible assets (including impairments)	**54**	43
Profit attributable to ordinary equity holders of the Company excluding amortisation of intangible assets	**646**	1,291
Depreciation charge (including impairments)	**794**	781
Numerator for "cash" earnings per Ordinary Share (i)	**1,440**	2,072
Denominator computations		Restated (iii)
Denominator for basic earnings per Ordinary Share		
Weighted average number of Ordinary Shares (millions) outstanding for the year (ii)	**670.8**	593.9
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (ii) and (iv)	**2.7**	3.3
Denominator for diluted earnings per Ordinary Share	**673.5**	597.2
Basic earnings per Ordinary Share		
- including amortisation of intangible assets	**88.3c**	210.2c
- excluding amortisation of intangible assets	**96.3c**	217.4c
Diluted earnings per Ordinary Share		
- including amortisation of intangible assets	**87.9c**	209.0c
- excluding amortisation of intangible assets	**95.9c**	216.2c
"Cash" earnings per Ordinary Share (i)	**214.7c**	348.9c

(i) "Cash" earnings per Ordinary Share, which is computed through adding amortisation of intangible assets, depreciation and asset impairments to profit attributable to ordinary equity holders of the Company, is presented here for information as management believes it is a useful indicator of the Group's ability to generate cash from operations. Cash earnings per share is not a recognised measure under generally accepted accounting principles.

(ii) *Basic and diluted earnings per Ordinary Share*: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares re-purchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 30.

(iii) As set out in note 30 (iii) 152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share on the basis of two new Ordinary/Income Shares for every seven existing Ordinary/Income Shares under the terms of a Rights Issue. The actual cum rights price on 3rd March 2009, the last day of quotation cum rights, was €15.065, and the theoretical ex rights price for an Ordinary/Income Share was therefore €13.5839 per share. The comparative earnings per share figures have been calculated by applying a factor of 1.1090 to the average number of shares in issue for 2008 in order to adjust for the bonus element of the Rights Issue.

(iv) The issue of certain Ordinary Shares in respect of employee share options and Performance Share Plan awards are contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 *Earnings per Share*, these contingently issuable Ordinary Shares (totalling 15,851,556 at 31st December 2009 and 13,036,617 on a rights-adjusted basis at 31st December 2008) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

13. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 31st December 2009					
Cost/deemed cost	**5,710**	**7,113**	**803**	**416**	**14,042**
Accumulated depreciation (and impairment charges)	**(1,245)**	**(3,758)**	**(504)**	**-**	**(5,507)**
Net carrying amount	**4,465**	**3,355**	**299**	**416**	**8,535**
At 1st January 2009, net carrying amount	**4,321**	**3,567**	**380**	**620**	**8,888**
Translation adjustment	**(59)**	**(61)**	**(8)**	**(5)**	**(133)**
Reclassifications	**279**	**164**	**(2)**	**(441)**	**-**
Additions at cost (ii)	**70**	**207**	**17**	**238**	**532**
Arising on acquisition (note 32)	**46**	**51**	**9**	**4**	**110**
Disposals at net carrying amount	**(39)**	**(19)**	**(10)**	**-**	**(68)**
Depreciation charge for year	**(146)**	**(531)**	**(87)**	**-**	**(764)**
Impairment charge for year (iii)	**(7)**	**(23)**	**-**	**-**	**(30)**
At 31st December 2009, net carrying amount	**4,465**	**3,355**	**299**	**416**	**8,535**

The equivalent disclosure for the prior year is as follows:

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 31st December 2008					
Cost/deemed cost	5,434	6,952	847	620	13,853
Accumulated depreciation (and impairment charges)	(1,113)	(3,385)	(467)	-	(4,965)
Net carrying amount	4,321	3,567	380	620	8,888
At 1st January 2008, net carrying amount	4,030	3,416	378	402	8,226
Translation adjustment	61	8	13	(26)	56
Reclassifications	58	128	(4)	(182)	-
Additions at cost (ii)	141	413	71	414	1,039
Arising on acquisition (note 32)	218	179	20	12	429
Disposals at net carrying amount	(41)	(33)	(7)	-	(81)
Depreciation charge for year	(140)	(536)	(91)	-	(767)
Impairment charge for year (iii)	(6)	(8)	-	-	(14)
At 31st December 2008, net carrying amount	4,321	3,567	380	620	8,888
At 1st January 2008					
Cost/deemed cost	4,963	6,303	731	402	12,399
Accumulated depreciation	(933)	(2,887)	(353)	-	(4,173)
Net carrying amount	4,030	3,416	378	402	8,226

(i) The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,797 million at the balance sheet date (2008: €1,780 million).

(ii) Borrowing costs capitalised during the financial year amounted to €9.5 million (2008: €13 million). The average capitalisation rate employed to determine the amount of borrowing costs eligible for capitalisation was 5.5% (2008: 5.5%).

(iii) Property, plant and equipment assets are reviewed for potential impairment at each reporting date by applying a series of external and internal indicators specific to the assets under consideration; these indicators would encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes inter alia. In the event that there is an indication that an asset (or collection of assets) may be impaired, the Group measures the potential impairment using a discounted cash flow technique and records an impairment where the recoverable amount (being the higher of fair value less costs to sell and value-in-use) is less than the carrying amount. The impairment charge for 2009 of €30 million (2008: €14 million) represents charges across a number of business units in the Group, none of which is individually material.

13. Property, Plant and Equipment continued

Assets held under finance leases

The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases, and capitalised in property, plant and equipment, are as follows:

	2009 €m	2008 €m
Cost	**79**	91
Accumulated depreciation	**(45)**	(43)
Net carrying amount	**34**	48
Depreciation charge for year	**9**	8
Future purchase commitments for property, plant and equipment		
Contracted for but not provided in the financial statements	**272**	433
Authorised by the Directors but not contracted for	**139**	133

14. Intangible Assets

		Other intangible assets			
	Goodwill €m	**Marketing-related €m**	**Customer-related (i) €m**	**Contract-based €m**	**Total €m**
At 31st December 2009					
Cost	**3,976**	**35**	**274**	**22**	**4,307**
Accumulated amortisation (and impairment charges)	**(57)**	**(20)**	**(128)**	**(7)**	**(212)**
Net carrying amount	**3,919**	**15**	**146**	**15**	**4,095**
At 1st January 2009, net carrying amount	**3,884**	**22**	**185**	**17**	**4,108**
Translation adjustment	**(21)**	**(1)**	**(2)**	**-**	**(24)**
Arising on acquisition (note 32)	**64**	**-**	**2**	**-**	**66**
Disposals	**(1)**	**-**	**-**	**-**	**(1)**
Amortisation charge for year (ii)	**-**	**(5)**	**(36)**	**(2)**	**(43)**
Impairment charge for year	**(7)**	**(1)**	**(3)**	**-**	**(11)**
At 31st December 2009, net carrying amount	**3,919**	**15**	**146**	**15**	**4,095**
The equivalent disclosure for the prior year is as follows:					
At 31st December 2008					
Cost	3,934	36	278	22	4,270
Accumulated amortisation (and impairment charges)	(50)	(14)	(93)	(5)	(162)
Net carrying amount	3,884	22	185	17	4,108
At 1st January 2008, net carrying amount	3,482	18	175	17	3,692
Translation adjustment	37	-	4	1	42
Arising on acquisition (note 32)	366	9	42	1	418
Disposals	(1)	-	-	-	(1)
Amortisation charge for year (ii)	-	(5)	(36)	(2)	(43)
At 31st December 2008, net carrying amount	3,884	22	185	17	4,108
At 1st January 2008					
Cost	3,532	27	230	21	3,810
Accumulated amortisation (and impairment charges)	(50)	(9)	(55)	(4)	(118)
Net carrying amount	3,482	18	175	17	3,692

(i) The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii) Goodwill is not subject to amortisation under IFRS. The useful lives of all other intangible assets are finite and, in general, range from one to ten years dependent on the nature of the asset.

Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. Business combinations in the Group's Products and Distribution segments do not exhibit the same level of asset intensity and intangible assets are recognised, where appropriate, on such combination activity.

14. Intangible Assets continued

Goodwill

The goodwill balances disclosed above include goodwill arising on the acquisition of joint ventures which are accounted for on the basis of proportionate consolidation. Goodwill arising in respect of investments in associates is included in financial assets in the Consolidated Balance Sheet (see note 15). The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1st January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 *Operating Segments*. A total of 29 (2008: 27) cash-generating units have been identified and these are analysed below between the six business segments in the Group. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the cash-generating units on a reasonable and consistent basis. Investments accounted for using the equity method have not been allocated given that such investments fall to be assessed for impairment under IAS 39 *Financial Instruments: Recognition and Measurement*.

	Cash-generating units		**Goodwill**	
	2009	2008	**2009 €m**	2008 €m
Europe Materials	**11**	10	**751**	747
Europe Products	**3**	4	**707**	708
Europe Distribution	**1**	1	**573**	558
Americas Materials	**8**	6	**1,037**	992
Americas Products	**5**	5	**586**	603
Americas Distribution	**1**	1	**265**	276
Total cash-generating units	**29**	27	**3,919**	3,884

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 29 cash-generating units is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group's acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used in 2009. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each cash-generating unit. The real pre-tax discount rates used range from 7.9% to 12.0% (2008: 8.1% to 13.4%); the average rate is in line with the Group's estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

An impairment charge of €7 million (2008: €nil million) has been recognised by the Group; this charge relates to the rationalisation of two individual sites in Europe Products.

Key sources of estimation uncertainty

The cash flows have been arrived at taking account of the Group's strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (i.e. operating profit before depreciation and amortisation of intangible assets) margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Sensitivity analysis

Sensitivity analysis has been performed in respect of 6 of the 29 CGUs. These 6 CGUs had aggregate goodwill of €784 million and an aggregate carrying value of €2,566 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 6 CGUs selected for sensitivity analysis testing:

Reduction in EBITDA margin	0.8 to 3.7 percentage points
Reduction in profit before tax	11.1% to 34.9%
Reduction in net cash flow	8.3% to 19.5%
Increase in pre-tax discount rate	1.1 to 2.6 percentage points

Additional disclosures - significant goodwill amounts

The goodwill allocated to each of the 29 (2008: 27) cash-generating units accounts for between 10% and 20% of the total carrying amount of €3,919 million in one instance and less than 10% of the total carrying amount in all other cases. The additional disclosures required under IAS 36 *Impairment of Assets* are as follows:

	Europe Distribution	
	2009	2008
Carrying amount of goodwill allocated to the cash-generating unit at date of testing	**€573m**	€492m
Carrying amount of indefinite-lived intangible assets allocated to the cash-generating unit	**Nil**	Nil
Basis on which the recoverable amount of the cash-generating unit has been assessed	**Value-in-use**	Value-in-use
Discount rate applied to the cash flow projections (real pre-tax)	**10.0%**	10.2%
Excess of value-in-use over carrying amount	**€307m**	€938m

The key assumptions, methodology used and values applied to each of the key assumptions for this cash-generating unit are in line with those addressed above. Given the magnitude of the excess of value-in-use over carrying amount, and the reasonableness of the key assumptions employed, no further disclosures relating to sensitivity of the value-in-use computations for this CGU were considered to be warranted.

15. Financial Assets

	Investments accounted for using the equity method (i.e. associates)				
	Share of net assets €m	**Goodwill €m**	**Loans €m**	**Total €m**	**Other (ii) €m**
At 1st January 2009	**532**	**208**	**3**	**743**	**127**
Translation adjustment	**(13)**	**(3)**	**-**	**(16)**	**(3)**
Associate becoming a subsidiary (note 32)	**(7)**	**-**	**-**	**(7)**	**-**
Investments and advances (i)	**144**	**90**	**1**	**235**	**9**
Disposals and repayments	**(2)**	**-**	**(1)**	**(3)**	**(5)**
Retained profit	**16**	**(6)**	**-**	**10**	**-**
At 31st December 2009	**670**	**289**	**3**	**962**	**128**

The equivalent disclosure for the prior year is as follows:

	Share of net assets €m	Goodwill €m	Loans €m	Total €m	Other (ii) €m
At 1st January 2008	465	105	4	574	78
Translation adjustment	2	1	-	3	5
Arising on acquisition (note 32)	1	-	-	1	2
Investments and advances (i)	54	102	-	156	50
Disposals and repayments	(8)	-	(1)	(9)	(8)
Retained profit	18	-	-	18	-
At 31st December 2008	532	208	3	743	127

The total investment in associates is analysed as follows:

	2009 €m	2008 €m
Non-current assets	**1,065**	792
Current assets	**581**	469
Non-current liabilities	**(302)**	(248)
Current liabilities	**(382)**	(270)
Net assets	**962**	743

A listing of the principal associates is contained on page 129.

The Group holds a 21.23% stake (2008: 21.66%) in Groupe SAMSE, a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment as at the balance sheet date amounted to €42 million (2008: €40 million).

(i) The major investment during the year was the purchase on 5th January 2009 of a 26% stake in Yatai Cement, the leading cement manufacturer in northeastern China, for a consideration of €224 million.

(ii) Other financial assets primarily comprise trade investments carried at historical cost and loans extended by the Group to joint ventures (which are treated as loans and receivables under IAS 39 *Financial Instruments: Recognition and Measurement* and are included within financial assets at amortised cost). The balance as at 31st December 2009 comprises €14 million primarily in respect of trade investments and €114 million in respect of loans to joint ventures (2008: €15 million and €112 million respectively).

16. Disposal of Non-current Assets

	2009 €m	2008 €m
Non-current assets disposed of at net carrying amount:		
- property, plant and equipment (note 13)	**68**	81
- intangible assets (note 14)	**1**	1
- financial assets (note 15)	**8**	17
Total	**77**	99
Profit on disposal of non-current assets	**26**	69
Proceeds from disposal of non-current assets - Consolidated Statement of Cash Flows	**103**	168

17. Inventories

	2009 €m	2008 €m
Raw materials	**585**	749
Work-in-progress (i)	**82**	110
Finished goods	**1,341**	1,614
Total inventories at the lower of cost and net realisable value	**2,008**	2,473

(i) Work-in-progress includes €nil million (2008: €nil million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

Write-downs of inventories recognised as an expense within cost of sales amounted to €41 million (2008: €17 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2009 €m	2008 €m
All current		
Trade receivables	**1,608**	2,100
Amounts receivable in respect of construction contracts (i)	**350**	458
Total trade receivables, gross	**1,958**	2,558
Provision for impairment	**(158)**	(161)
Total trade receivables, net	**1,800**	2,397
Other receivables (ii)	**477**	486
Amounts receivable from associates	**1**	-
Prepayments and accrued income	**176**	213
Total	**2,454**	3,096

(i) Unbilled revenue at the balance sheet date in respect of construction contracts amounting to €89 million (2008: €119 million).

(ii) Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €82 million (2008: €94 million).

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

A general discussion of the terms and conditions applicable to related party receivables is provided in note 33 to the financial statements.

The carrying amounts of trade and other receivables approximate their fair value largely due to the short-term maturities of these instruments.

Provision for impairment
The movements in the provision for impairment of receivables during the financial year were as follows:

	2009 €m	2008 €m
At 1st January	**161**	158
Translation adjustment	**(1)**	1
Provided during year	**71**	63
Written-off during year	**(68)**	(51)
Recovered during year	**(5)**	(10)
At 31st December	**158**	161

Information in relation to the Group's credit risk management is provided in note 21 to the financial statements.

Aged analysis
The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2009 €m	2008 €m
Neither past due nor impaired	**1,528**	2,148
Past due but not impaired:		
- less than 60 days	**112**	71
- 60 days or greater but less than 120 days	**89**	65
- 120 days or greater	**32**	40
Past due and impaired (partial or full provision)	**197**	234
Total	**1,958**	2,558

19. Trade and Other Payables

	2009 €m	2008 €m
Current		
Trade payables	**1,172**	1,440
Irish employment-related taxes	**3**	3
Other employment-related taxes	**76**	78
Value added tax	**85**	92
Deferred and contingent acquisition consideration	**32**	44
Other payables (i)	**372**	495
Accruals and deferred income	**682**	731
Amounts payable to associates	**49**	36
Subtotal – current	**2,471**	2,919
Non-current		
Other payables	**74**	36
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:		
- between one and two years	**16**	33
- between two and five years	**35**	36
- after five years	**30**	32
Subtotal – non-current	**155**	137

(i) Other payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon amounting to €174 million at the balance sheet date (2008: €190 million).

The carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities of these instruments.

20. Movement in Working Capital

	Inventories €m	**Trade and other receivables €m**	**Trade and other payables €m**	**Total €m**
At 1st January 2009	**2,473**	**3,096**	**(3,056)**	**2,513**
Translation adjustment	**(34)**	**(31)**	**14**	**(51)**
Arising on acquisition (note 32)	**11**	**22**	**(14)**	**19**
Movement in finance-related receivables	**-**	**115**	**-**	**115**
Deferred and contingent acquisition consideration:				
- arising on acquisitions during the year (note 32)	**-**	**-**	**(8)**	**(8)**
- paid during the year	**-**	**-**	**37**	**37**
Interest accruals	**-**	**4**	**(10)**	**(6)**
(Decrease)/increase in working capital	**(442)**	**(752)**	**411**	**(783)**
At 31st December 2009	**2,008**	**2,454**	**(2,626)**	**1,836**

The equivalent disclosure for the prior year is as follows:

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Total €m
At 1st January 2008	2,226	3,199	(3,097)	2,328
Translation adjustment	8	26	(15)	19
Arising on acquisition (note 32)	66	126	(89)	103
Deferred and contingent acquisition consideration:				
- arising on acquisitions during the year (note 32)	-	-	(12)	(12)
- paid during the year	-	-	34	34
Interest accruals	-	(4)	(12)	(16)
Increase/(decrease) in working capital	173	(251)	135	57
At 31st December 2008	2,473	3,096	(3,056)	2,513

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH's capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group's capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31st December 2009 amounted to 1.4 times (2008: 3.4 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company's equity holders, may be summarised as follows:

	2009	2008
	€m	€m
Capital and reserves attributable to the Company's equity holders	**9,637**	8,087
Net debt (note 25)	**3,723**	6,091
Capital and net debt	**13,360**	14,178

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group's operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group's corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Group Treasurer reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group's liquidity risks. The Group's net debt position forms part of the monthly documentation presented to the Board of Directors.

The main risks attaching to the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

Interest rate risk

The Group's exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by the Group's corporate treasury function using a mix of fixed and floating rate debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed "not designated as hedges" in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit before tax of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant:

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%
Impact on profit before tax	**2009**	**-/+ €8m**	**-/+ €4m**
	2008	-/+ €32m	-/+ €16m

21. Capital and Financial Risk Management continued

Foreign currency risk
Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise and are shown in note 4.

Given the Group's presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group's net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group's net debt and net worth is presented in note 25. The Group's established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, partially to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group's activities in the United States:

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/-2.5%
Impact on profit before tax	**2009**	**-/+ €14m**	**-/+ €7m**
	2008	-/+ €29m	-/+ €15m
Impact on equity *	**2009**	**-/+ €170m**	**-/+ €87m**
	2008	-/+ €160m	-/+ €82m
* Includes the impact on financial instruments which is as follows:	**2009**	**+/- €105m**	**+/- €54m**
	2008	+/- €139m	+/- €71m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. It excludes trade receivables and trade payables.

Credit risk
In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment grade ratings - generally counterparties have ratings of A2/A or higher from Moody's/Standard & Poor's ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group's operations is not significant with the total bad debt provision at the balance sheet date amounting to circa 8.1% of gross trade receivables (2008: 6.3%). Customer credit risk is managed at appropriate Group locations subject to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group's activities and geographies with balances classified as neither past due nor impaired representing 78% of the total receivables balance at the balance sheet date (2008: 84%); amounts receivable from related parties (notes 18 and 33) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group's operations where deemed relevant by operational management.

Liquidity risk
The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. The Group's corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group's debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 23; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group's outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 23.

21. Capital and Financial Risk Management continued

The tables below show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group's trade and other payables, gross debt and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31st December 2009							
Financial liabilities - cash outflows							
Trade and other payables	**2,471**	**91**	**13**	**14**	**15**	**39**	**2,643**
Finance leases	**4**	**2**	**2**	**1**	**1**	**3**	**13**
Interest-bearing loans and borrowings	**377**	**550**	**782**	**507**	**893**	**1,911**	**5,020**
Interest payments on finance leases	**1**	**1**	**1**	**-**	**-**	**1**	**4**
Interest payments on interest-bearing loans and borrowings	**323**	**303**	**241**	**220**	**163**	**464**	**1,714**
Interest rate swaps - net cash outflows	**6**	**6**	**6**	**6**	**5**	**40**	**69**
Cross-currency swaps - gross cash outflows	**790**	**274**	**42**	**427**	**24**	**327**	**1,884**
Other derivative financial instruments	**3**	**2**	**-**	**1**	**-**	**-**	**6**
Gross projected cash outflows	**3,975**	**1,229**	**1,087**	**1,176**	**1,101**	**2,785**	**11,353**
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	**(114)**	**(111)**	**(72)**	**(57)**	**(37)**	**(132)**	**(523)**
Cross-currency swaps - gross cash inflows	**(776)**	**(257)**	**(26)**	**(424)**	**(23)**	**(289)**	**(1,795)**
Other derivative financial instruments	**(1)**	**(1)**	**-**	**-**	**-**	**-**	**(2)**
Gross projected cash inflows	**(891)**	**(369)**	**(98)**	**(481)**	**(60)**	**(421)**	**(2,320)**

The equivalent disclosure for the prior year is as follows:

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31st December 2008							
Financial liabilities - cash outflows							
Trade and other payables	2,919	72	14	14	15	41	3,075
Finance leases	6	4	2	1	1	5	19
Interest-bearing loans and borrowings	1,016	1,303	783	1,043	571	2,129	6,845
Interest payments on finance leases	1	1	1	-	-	2	5
Interest payments on interest-bearing loans and borrowings	377	323	268	195	169	649	1,981
Cross-currency swaps - gross cash outflows	1,394	42	42	41	428	351	2,298
Other derivative financial instruments	14	4	2	1	-	-	21
Gross projected cash outflows	5,727	1,749	1,112	1,295	1,184	3,177	14,244
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	(60)	(60)	(57)	(37)	(30)	(108)	(352)
Cross-currency swaps - gross cash inflows	(1,342)	(34)	(34)	(33)	(438)	(291)	(2,172)
Other derivative financial instruments	(3)	-	(1)	-	-	-	(4)
Gross projected cash inflows	(1,405)	(94)	(92)	(70)	(468)	(399)	(2,528)

Commodity price risk

The Group's exposure to commodity price risk is minimal with the fair value of derivatives used to hedge future energy costs being €5 million unfavourable as at the balance sheet date (2008: €19 million unfavourable).

22. Liquid Investments and Cash and Cash Equivalents

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The maturity of these investments falls outside the three months timeframe for classification as cash and cash equivalents under IAS 7 *Cash Flow Statements*, and accordingly, the related balances have been separately reported in the Consolidated Balance Sheet and have been categorised as either "held-for-trading" or "loans and receivables" in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* in the table below. The credit risk attaching to these items is documented in note 21.

	2009 €m	2008 €m
Held-for-trading (fair value through profit or loss)	**62**	127
Loans and receivables	**4**	1
Total	**66**	128

Cash and cash equivalents

In accordance with IAS 7, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of investment. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet.

Cash and cash equivalents are reported at fair value and are analysed as follows:

	2009 €m	2008 €m
Cash at bank and in hand	**406**	483
Investments (short-term deposits)	**966**	316
Included in Consolidated Balance Sheet and Consolidated Statement of Cash Flows	**1,372**	799

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

23. Interest-bearing Loans and Borrowings

	2009 €m	2008 €m
Bank loans and overdrafts:		
- unsecured	**169**	2,250
- secured *	**35**	28
Other term loans:		
- unsecured	**4,881**	4,754
- secured *	**16**	22
Group share of joint ventures' interest-bearing loans and borrowings (non-current and current):		
- unsecured	**198**	215
- secured *	**25**	29
Interest-bearing loans and borrowings (non-current and current)	**5,324**	7,298
Included in current liabilities in the Consolidated Balance Sheet:		
- loans repayable within one year	**(268)**	(872)
- bank overdrafts	**(113)**	(149)
Current interest-bearing loans and borrowings	**(381)**	(1,021)
Non-current interest-bearing loans and borrowings	**4,943**	6,277

** Secured on specific items of property, plant and equipment; these figures include finance leases*

Repayment schedule		
Within one year	**381**	1,021
Between one and two years	**570**	1,309
Between two and three years	**857**	811
Between three and four years	**547**	1,148
Between four and five years	**924**	631
After five years	**2,045**	2,378
	5,324	7,298

Categorisation by manner of repayment		
Loans fully repayable within five years:		
- not by instalments	**3,135**	4,747
- by instalments	**124**	145
Subtotal	**3,259**	4,892
Loans fully repayable in more than five years:		
- not by instalments	**2,037**	2,364
- by instalments **	**28**	42
Subtotal	**2,065**	2,406
Interest-bearing loans and borrowings (non-current and current)	**5,324**	7,298

*** €8 million (2008: €14 million) falls due for repayment after five years*

23. Interest-bearing Loans and Borrowings continued

Borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at 31st December 2009 and 31st December 2008, in respect of which all conditions precedent had been met, mature as follows:

	2009 €m	2008 €m
Within one year	**203**	589
Between one and two years	**391**	519
Between two and three years	**782**	160
Between three and four years	**164**	196
Between four and five years	**3**	53
After five years	**26**	49
	1,569	1,566

Included in the figures above is an amount of €189 million in respect of the Group's share of facilities available to joint ventures (2008: €304 million).

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €5,098 million in respect of loans, bank advances, derivative obligations and future lease obligations (2008: €7,051 million), €6 million in respect of deferred and contingent acquisition consideration (2008: €7 million), €319 million in respect of letters of credit (2008: €419 million) and €43 million in respect of other obligations (2008: €43 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31st December 2009 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods ending quarterly on 31st March, 30th June, 30th September and 31st December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default.

The financial covenants are:

(1) *Minimum interest cover* (excluding share of joint ventures) defined as EBITDA/net interest cover at no lower than 4.5 times. As at 31st December 2009 the ratio was 6.1 times (2008: 7.4 times);

(2) *Minimum interest cover* (excluding share of joint ventures) defined as EBITDA plus rentals/net interest plus rentals at no lower than 3.0 times. As at 31st December 2009 the ratio was 3.8 times (2008: 4.8 times);

(3) *Maximum debt cover* (excluding share of joint ventures) defined as consolidated total net debt/EBITDA (taking into account proforma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 31st December 2009 the ratio was 2.2 times (2008: 2.4 times).

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Total €m	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m
At 31st December 2009							
Assets							
Fair value hedges	186	-	18	71	36	27	34
Net investment hedges	4	4	-	-	-	-	-
Not designated as hedges (held-for-trading)	59	1	1	-	-	-	57
	249	5	19	71	36	27	91
Analysed as:							
Non-current assets	244						
Current assets	5						
Total	249						
Liabilities							
Fair value hedges	(30)	-	-	-	(30)	-	-
Cash flow hedges	(51)	(3)	(2)	-	(1)	-	(45)
Net investment hedges	(5)	(5)	-	-	-	-	-
	(86)	(8)	(2)	-	(31)	-	(45)
Analysed as:							
Non-current liabilities	(78)						
Current liabilities	(8)						
Total	(86)						
Net asset arising on derivative financial instruments	163						

The equivalent disclosure for the prior year is as follows:

	Total €m	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m
At 31st December 2008							
Assets							
Fair value hedges	301	-	-	26	100	57	118
Cash flow hedges	2	2	-	-	-	-	-
Net investment hedges	7	7	-	-	-	-	-
Not designated as hedges (held-for-trading)	116	1	-	1	-	-	114
	426	10	-	27	100	57	232
Analysed as:							
Non-current assets	416						
Current assets	10						
Total	426						
Liabilities							
Fair value hedges	(40)	(26)	-	-	-	(14)	-
Cash flow hedges	(81)	(13)	(4)	(3)	(1)	-	(60)
Net investment hedges	(23)	(23)	-	-	-	-	-
Not designated as hedges (held-for-trading)	(2)	-	-	-	-	-	(2)
	(146)	(62)	(4)	(3)	(1)	(14)	(62)
Analysed as:							
Non-current liabilities	(84)						
Current liabilities	(62)						
Total	(146)						
Net asset arising on derivative financial instruments	280						

24. Derivative Financial Instruments continued

Components of other comprehensive income:

	2009 €m	2008 €m
Cash flow hedges:		
Gains/(losses) arising during the year:		
Currency forward contracts	**-**	2
Commodity forward contracts	**1**	(24)
Reclassification adjustments for (gains)/losses included in:		
- the Consolidated Income Statement	**16**	(6)
- property, plant and equipment	**(2)**	-
	15	(28)

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements. In accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, fair value hedges and the related hedged items are marked-to-market at each reporting date with any movement in the fair values of the hedged item and the hedging instrument being reflected in the Consolidated Income Statement.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect profit and loss over the period to maturity. To the extent that the hedging instrument satisfies effectiveness testing, any movements in the fair values of the hedged item and the hedging instrument are reflected in equity. Ineffectiveness is reflected in the Consolidated Income Statement.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow and net investment hedges reflected in the Consolidated Income Statement is shown below:

	2009 €m	2008 €m
Cash flow hedges - ineffectiveness	**(6)**	-
Fair value hedges	**(108)**	284
Fair value of the hedged item	**105**	(287)
Net investment hedges - ineffectiveness	**-**	2

25. Analysis of Net Debt

Components of and reconciliation of opening to closing net debt

Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings.

	At 1st January Book value €m	Cash flow €m	Acquisitions €m	Mark-to-market €m	Translation adjustment €m	At 31st December Book value €m	At 31st December Fair value (i) €m
31st December 2009							
Cash and cash equivalents (note 22)	**799**	**589**	**4**	**-**	**(20)**	**1,372**	**1,372**
Liquid investments (note 22)	**128**	**(65)**	**-**	**-**	**3**	**66**	**66**
Interest-bearing loans and borrowings (note 23)	**(7,298)**	**1,744**	**(3)**	**135**	**98**	**(5,324)**	**(5,432)**
Derivative financial instruments (net) (note 24)	**280**	**(16)**	**-**	**(140)**	**39**	**163**	**163**
Group net debt (including share of non-recourse debt in joint ventures)	**(6,091)**	**2,252**	**1**	**(5)**	**120**	**(3,723)**	**(3,831)**
Group net debt excluding proportionately consolidated joint ventures	**(5,938)**	**2,215**	**1**	**(5)**	**118**	**(3,609)**	**(3,717)**

The equivalent disclosure for the prior year is as follows:

31st December 2008							
Cash and cash equivalents (note 22)	1,006	(262)	68	-	(13)	799	799
Liquid investments (note 22)	318	(175)	-	-	(15)	128	128
Interest-bearing loans and borrowings (note 23)	(6,498)	(358)	(55)	(287)	(100)	(7,298)	(6,324)
Derivative financial instruments (net) (note 24)	11	100	-	281	(112)	280	280
Group net debt (including share of non-recourse debt in joint ventures)	(5,163)	(695)	13	(6)	(240)	(6,091)	(5,117)
Group net debt excluding proportionately consolidated joint ventures	(4,999)	(678)	(19)	(6)	(236)	(5,938)	(4,964)

(i) The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	Level 1 €m	Level 2 €m	Total €m
At 31st December 2009			
Assets measured at fair value			
Fair value hedges - interest rate swaps	**-**	**186**	**186**
Net investment hedges - cross currency swaps	**-**	**4**	**4**
Not designated as hedges (held-for-trading) - interest rate swaps	**-**	**59**	**59**
Held-for-trading (fair value through profit or loss)	**62**	**-**	**62**
	62	**249**	**311**
Liabilities measured at fair value			
Fair value hedges - interest rate swaps	**-**	**(30)**	**(30)**
Cash flow hedges - cross currency swaps	**-**	**(51)**	**(51)**
Liquid investments: Net investment hedges - cross currency swaps	**-**	**(5)**	**(5)**
	-	**(86)**	**(86)**

During the reporting period ending 31st December 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

25. Analysis of Net Debt continued

Currency profile

The currency profile of the Group's net debt and net worth (capital and reserves attributable to the Company's equity holders) as at 31st December 2009 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (ii) €m	Total €m
Cash and cash equivalents - floating rate	**441**	**678**	**39**	**88**	**126**	**1,372**
Liquid investments - floating rate	**24**	**-**	**9**	**-**	**33**	**66**
Interest-bearing loans and borrowings - fixed rate	**(775)**	**(3,837)**	**(282)**	**(1)**	**(5)**	**(4,900)**
Interest-bearing loans and borrowings - floating rate	**(200)**	**(117)**	**(27)**	**(4)**	**(76)**	**(424)**
Net (debt)/cash by major currency excluding derivative financial instruments	**(510)**	**(3,276)**	**(261)**	**83**	**78**	**(3,886)**
Derivative financial instruments (including mark-to-market)	**(642)**	**1,065**	**227**	**(352)**	**(135)**	**163**
Net debt by major currency including derivative financial instruments	**(1,152)**	**(2,211)**	**(34)**	**(269)**	**(57)**	**(3,723)**
Non-debt assets and liabilities analysed as follows:						
Non-current assets	**4,610**	**6,142**	**508**	**700**	**2,097**	**14,057**
Current assets	**1,690**	**1,856**	**212**	**325**	**456**	**4,539**
Non-current liabilities	**(706)**	**(1,196)**	**(193)**	**(108)**	**(177)**	**(2,380)**
Current liabilities	**(1,140)**	**(1,009)**	**(184)**	**(213)**	**(237)**	**(2,783)**
Minority interest	**(25)**	**(5)**	**-**	**(8)**	**(35)**	**(73)**
Capital and reserves attributable to the Company's equity holders	**3,277**	**3,577**	**309**	**427**	**2,047**	**9,637**

The equivalent disclosure for the prior year is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (ii) €m	Total €m
Cash and cash equivalents - floating rate	331	174	22	66	206	799
Liquid investments - floating rate	42	43	43	-	-	128
Interest-bearing loans and borrowings - fixed rate	(34)	(4,271)	(263)	(4)	(3)	(4,575)
Interest-bearing loans and borrowings - floating rate	(1,536)	(413)	(406)	(247)	(121)	(2,723)
Net (debt)/cash by major currency excluding derivative financial instruments	(1,197)	(4,467)	(604)	(185)	82	(6,371)
Derivative financial instruments (including mark-to-market)	(1,349)	1,543	542	(300)	(156)	280
Net debt by major currency including derivative financial instruments	(2,546)	(2,924)	(62)	(485)	(74)	(6,091)
Non-debt assets and liabilities analysed as follows:						
Non-current assets	4,662	6,512	470	790	1,765	14,199
Current assets	2,023	2,337	234	395	580	5,569
Non-current liabilities	(629)	(1,204)	(145)	(135)	(166)	(2,279)
Current liabilities	(1,200)	(1,365)	(181)	(196)	(299)	(3,241)
Minority interest	(27)	(6)	-	(8)	(29)	(70)
Capital and reserves attributable to the Company's equity holders	2,283	3,350	316	361	1,777	8,087

25. Analysis of Net Debt continued

Interest profile and analysis of gross debt and effective interest rates

31st December 2009

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at 31st December 2009 are as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (ii) €m	Total €m
Interest-bearing loans and borrowings - fixed rate as above (iii)	**(775)**	**(3,837)**	**(282)**	**(1)**	**(5)**	**(4,900)**
Impact of derivative financial instruments on fixed rate debt	**(568)**	**2,306**	**282**	**-**	**-**	**2,020**
Net fixed rate interest-bearing loans and borrowings	**(1,343)**	**(1,531)**	**-**	**(1)**	**(5)**	**(2,880)**
Weighted average fixed interest rates	***6.4%***	***6.3%***	**-**	***5.0%***	***4.6%***	***6.3%***
Weighted average fixed periods - years	***4.0***	***7.6***	**-**	***1.7***	***4.7***	***5.9***
Gross debt by major currency - analysis of effective interest rates						
- interest rates excluding derivative financial instruments	***6.3%***	***6.6%***	***7.7%***	***2.9%***	***4.0%***	***6.5%***
- gross debt excluding derivative financial instruments	**(975)**	**(3,954)**	**(309)**	**(5)**	**(81)**	**(5,324)**
- interest rates including derivative financial instruments	***6.2%***	***4.6%***	***1.5%***	***0.4%***	***2.4%***	***4.7%***
- gross debt including derivative financial instruments	**(1,617)**	**(2,889)**	**(82)**	**(357)**	**(216)**	**(5,161)**

The equivalent disclosure for the prior year is as follows:

31st December 2008

The fixed rate interest-bearing loans and borrowings including the impact of derivative financial instruments (interest rate and cross-currency swaps) as at 31st December 2008 are as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (ii) €m	Total €m
Interest-bearing loans and borrowings - fixed rate as above (iii)	(34)	(4,271)	(263)	(4)	(3)	(4,575)
Impact of derivative financial instruments on fixed rate debt	(1,124)	2,553	263	-	(22)	1,670
Net fixed rate interest-bearing loans and borrowings	(1,158)	(1,718)	-	(4)	(25)	(2,905)
Weighted average fixed interest rates	*5.5%*	*6.3%*	-	*4.2%*	*6.6%*	*5.9%*
Weighted average fixed periods - years	*4.1*	*8.5*	-	*1.5*	*1.7*	*6.7*
Gross debt by major currency - analysis of effective interest rates						
- interest rates excluding derivative financial instruments	*6.6%*	*6.5%*	*5.6%*	*2.9%*	*6.2%*	*6.3%*
- gross debt excluding derivative financial instruments	(1,570)	(4,684)	(669)	(251)	(124)	(7,298)
- interest rates including derivative financial instruments	*5.8%*	*6.1%*	*3.7%*	*2.0%*	*5.8%*	*5.6%*
- gross debt including derivative financial instruments	(2,919)	(3,141)	(127)	(551)	(280)	(7,018)

(ii) The principal currencies included in this category are the Canadian Dollar, the Polish Zloty, the Argentine Peso, the Ukranian Hryvnya, the Israeli Shekel, the Turkish Lira, the Chinese Renminbi and the Indian Rupee.

(iii) Of the Group's gross fixed rate debt at 31st December 2009, €2,913 million (2008: €2,892 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of gross fixed rate debt of €1,987 million (2008: €1,683 million) are financial liabilities measured at amortised cost in accordance with IAS 39.

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

Gains and losses arising on the re-translation of net worth are dealt with in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial (with materiality defined in the context of the year-end 2009 financial statements).

26. Provisions for Liabilities

	At 1st January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Reversed unused €m	Discount unwinding (note 8) €m	At 31st December €m
Net present cost								
31st December 2009								
Insurance (i)	**214**	**(3)**	**-**	**88**	**(108)**	**-**	**10**	**201**
Environment and remediation (ii)	**67**	**(1)**	**-**	**2**	**(5)**	**-**	**2**	**65**
Rationalisation and redundancy (iii)	**19**	**-**	**-**	**114**	**(109)**	**-**	**1**	**25**
Other (iv)	**89**	**-**	**1**	**11**	**(28)**	**(6)**	**2**	**69**
Total	**389**	**(4)**	**1**	**215**	**(250)**	**(6)**	**15**	**360**
Analysed as:								
Non-current liabilities	**253**							**240**
Current liabilities	**136**							**120**
Total	**389**							**360**

The equivalent disclosure for the prior year is as follows:

	At 1st January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Reversed unused €m	Discount unwinding (note 8) €m	At 31st December €m
31st December 2008								
Insurance (i)	209	7	1	66	(79)	-	10	214
Environment and remediation (ii)	64	3	1	9	(11)	(1)	2	67
Rationalisation and redundancy (iii)	13	-	-	23	(17)	(1)	1	19
Other (iv)	103	(2)	2	22	(27)	(12)	3	89
Total	389	8	4	120	(134)	(14)	16	389
Analysed as:								
Non-current liabilities	248							253
Current liabilities	141							136
Total	389							389

(i) **Insurance**

This provision relates to workers' compensation (employers' liability) and third-party liabilities or claims covered under the Group's self-insurance schemes. Reflecting the operation of these self-insurance schemes, a substantial portion of the total provision relates to claims which are classified as incurred but not reported in respect of which the Group will bear an excess which will not be recoverable from insurers. In addition, due to the extended timeframe which is typically involved in such claims, a significant component of the total provision is subject to actuarial valuation through the application of historical claims triangles. Where actuarial valuation is either inappropriate or impractical, other external assessments are made. The claims triangles applied in valuation indicate that these provisions have an average life of four years (2008: three years).

(ii) **Environment and remediation**

This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii) **Rationalisation and redundancy**

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. The increased amount provided and utilised in 2009 reflects the additional cost reduction initiatives undertaken during the year. The Group expects that these provisions will be utilised within two years (2008: three years) of the balance sheet date.

(iv) **Other**

This includes provisions relating to guarantees and warranties of €20 million (2008: €22 million) throughout the Group at 31st December 2009. The Group expects that these provisions will be utilised within three years of the balance sheet date (2008: four years).

All provisions are discounted at a rate of 5% (2008: 5%), derived primarily from the average effective interest rate for the Group's borrowings.

27. Deferred Income Tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2009 €m	2008 €m
Deferred income tax assets (deductible temporary differences)		
Deficits on Group defined benefit pension obligations (note 28)	**103**	94
Revaluation of derivative financial instruments to fair value	**21**	13
Share-based payment expense	**9**	4
Provisions for liabilities and working capital related items	**157**	206
Other deductible temporary differences	**47**	16
Total	**337**	333

Deferred income tax assets have been recognised in respect of all deductible temporary differences.

	2009 €m	2008 €m
Deferred income tax liabilities (taxable temporary differences)		
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	**1,498**	1,441
Revaluation of derivative financial instruments to fair value	**1**	1
Rolled-over capital gains	**20**	19
Total	**1,519**	1,461

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

	2009 €m	2008 €m
Movement in net deferred income tax liability		
At 1st January	**1,128**	976
Translation adjustment	**(26)**	17
Net charge for the year (note 10)	**98**	89
Arising on acquisition (note 32)	**(2)**	81
Movement in deferred tax asset on Group defined benefit pension obligations	**(20)**	(67)
Movement in deferred tax asset on share-based payment expense	**(2)**	15
Movement in deferred tax liability on cash flow hedges	**2**	(4)
Reclassification	**4**	21
At 31st December	**1,182**	1,128

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee administered funds.

At the year-end, €46 million (2008: €43 million) was included in other payables in respect of defined contribution pension liabilities and €1 million (2008: €1 million) was included in other receivables in respect of defined contribution pension prepayments.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a "eurozone" category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group's share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands, Portugal and the United States and four schemes in Germany.

In addition to the aforementioned defined benefit pension schemes, provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and in Portugal and for long-term service commitments in respect of certain employees in the eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures are set out below.

In all cases, the projected unit credit method has been employed in determining the present value of the obligations arising, the related current service cost and, where applicable, past service cost.

The cumulative actuarial gains and losses attributable to the Group's defined benefit pension scheme obligations at 1st January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

28. Retirement Benefit Obligations continued

Actuarial valuations - funding requirements

The funding requirements in relation to the Group's defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The actuarial valuations range from April 2006 to December 2009.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rates of increase in remuneration and pensions. In the course of preparing the funding valuations, it was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum. In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

Financial assumptions

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities as at 31st December 2009 and 31st December 2008 are as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
	%	%	**%**	%	**%**	%	**%**	%
Rate of increase in:								
- salaries	**4.00**	3.80	**4.50**	3.50	**2.25**	2.25	**3.50**	3.50
- pensions in payment	**2.00**	1.80	**3.50-3.70**	2.75-3.25	**0.50**	0.50	**-**	-
Inflation	**2.00**	1.80	**3.50**	2.75	**1.50**	1.50	**2.00**	2.00
Discount rate	**6.00**	5.80	**5.75**	6.25	**3.25**	3.50	**5.75**	6.25
Medical cost trend rate	**5.25**	5.25	**n/a**	n/a	**n/a**	n/a	**9.50**	10.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland		Britain and Northern Ireland		Switzerland	
	2009	2008	**2009**	2008	**2009**	2008
Current retirees						
- male	**20.7**	19.8	**22.7**	21.9	**18.5**	18.4
- female	**23.8**	22.8	**25.5**	24.6	**22.0**	21.9
Future retirees						
- male	**21.8**	20.8	**24.5**	22.4	**18.5**	18.4
- female	**24.8**	23.8	**27.2**	25.1	**22.0**	21.9

The above data allow for future improvements in life expectancy.

Scheme assets

The long-term rates of return expected at 31st December 2009 and 31st December 2008, determined in conjunction with the Group's actuaries and analysed by class of investment, are as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
	%	%	**%**	%	**%**	%	**%**	%
Equities	**8.00**	9.00	**8.00**	9.00	**6.75**	7.50	**8.00**	9.00
Bonds	**4.50**	4.25	**5.00**	4.75	**2.75**	3.25	**5.50**	6.00
Property	**7.00**	7.00	**7.00**	7.00	**4.75**	4.50	**7.00**	7.00
Other	**2.50**	2.50	**2.50**	2.50	**2.50**	2.50	**2.50**	2.50

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are driven by the fact that the majority of the Group's schemes hold an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not material. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

28. Retirement Benefit Obligations continued

(a) Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2009 €m	2008 €m
Total defined contribution pension expense	**139**	141
Defined benefit		
Pension schemes (funded and unfunded)	**39**	35
Long-term service commitments (unfunded)	**1**	-
Total defined benefit expense	**40**	35
Total expense in Consolidated Income Statement	**179**	176

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone		**Britain and Northern Ireland**		**Switzerland**		**United States**		**Total Group**	
	2009 €m	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m
Charged in arriving at Group operating profit										
Current service cost	**13**	18	**8**	11	**17**	16	**6**	6	**44**	51
Past service cost: benefit enhancements	**11**	(2)	**-**	1	**-**	2	**1**	-	**12**	1
Curtailment gain (i)	**-**	-	**(1)**	(2)	**-**	-	**(23)**	-	**(24)**	(2)
Subtotal	**24**	16	**7**	10	**17**	18	**(16)**	6	**32**	50
Included in finance revenue and finance costs respectively										
Expected return on scheme assets	**(35)**	(52)	**(23)**	(30)	**(20)**	(21)	**(9)**	(10)	**(87)**	(113)
Interest cost on scheme liabilities	**42**	45	**24**	27	**17**	16	**12**	10	**95**	98
Subtotal	**7**	(7)	**1**	(3)	**(3)**	(5)	**3**	-	**8**	(15)
Net charge to Consolidated Income Statement	**31**	9	**8**	7	**14**	13	**(13)**	6	**40**	35
Actual return on pension scheme assets	**70**	(200)	**63**	(82)	**45**	(48)	**22**	(34)	**200**	(364)

(i) During 2009, the Group closed certain of its defined benefit pension schemes in the United States to future accrual, giving rise to a curtailment gain of €23 million and a reduction in liabilities of the same amount. In compensation for the closure to future accrual, provision has been made for additional defined contribution top-up payments amounting to €11 million; this obligation is reflected in the 2009 defined contribution expense of €139 million presented above.

Based on the assumptions employed for the valuation of assets and liabilities at year-end 2009, and excluding the once-off past-service costs and curtailment gains recognised above of €12 million, the net charge in the 2010 Consolidated Income Statement is anticipated to exhibit a small increase from the 2009 figure of €52 million at constant exchange rates.

No reimbursement rights have been recognised as assets in accordance with IAS 19 *Employee Benefits.*

28. Retirement Benefit Obligations continued

(b) Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31st December 2009 and 31st December 2008 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Equities	**318**	258	**215**	169	**133**	94	**78**	58	**744**	579
Bonds	**209**	214	**144**	114	**230**	216	**51**	50	**634**	594
Property	**35**	49	**14**	12	**85**	99	**-**	-	**134**	160
Other	**22**	10	**11**	5	**56**	59	**4**	7	**93**	81
Bid value of assets	**584**	531	**384**	300	**504**	468	**133**	115	**1,605**	1,414
Actuarial value of liabilities (present value)	**(814)**	(759)	**(534)**	(372)	**(519)**	(500)	**(192)**	(197)	**(2,059)**	(1,828)
Recoverable deficit in schemes	**(230)**	(228)	**(150)**	(72)	**(15)**	(32)	**(59)**	(82)	**(454)**	(414)
Related deferred income tax asset	**35**	35	**42**	20	**3**	7	**23**	32	**103**	94
Net pension liability	**(195)**	(193)	**(108)**	(52)	**(12)**	(25)	**(36)**	(50)	**(351)**	(320)
Analysis of liabilities - funded and unfunded										
Funded										
Defined benefit pension schemes	**(770)**	(715)	**(534)**	(372)	**(514)**	(495)	**(180)**	(186)	**(1,998)**	(1,768)
Unfunded										
Defined benefit pension schemes	**(29)**	(29)	**-**	-	**-**	-	**(5)**	(4)	**(34)**	(33)
Total - defined benefit pension schemes	**(799)**	(744)	**(534)**	(372)	**(514)**	(495)	**(185)**	(190)	**(2,032)**	(1,801)
Post-retirement healthcare obligations (unfunded)	**(7)**	(8)	**-**	-	**-**	-	**(7)**	(7)	**(14)**	(15)
Long-term service commitments (unfunded)	**(8)**	(7)	**-**	-	**(5)**	(5)	**-**	-	**(13)**	(12)
Actuarial value of liabilities (present value)	**(814)**	(759)	**(534)**	(372)	**(519)**	(500)	**(192)**	(197)	**(2,059)**	(1,828)

The assumption made in relation to discount rates is a material source of estimation uncertainty as defined in IAS 1 *Presentation of Financial Statements*. The impact of a reduction of 25 basis points in the discount rates applied would be as follows with a corresponding increase in discount rates being inversely proportional:

	Eurozone 2009	Eurozone 2008	Britain and Northern Ireland 2009	Britain and Northern Ireland 2008	Switzerland 2009	Switzerland 2008	United States 2009	United States 2008	Total Group 2009	Total Group 2008
Revised discount rate	**5.75**	5.55	**5.50**	6.00	**3.00**	3.25	**5.50**	6.00	**n/a**	n/a
Revised liabilities figure	**(842)**	(789)	**(562)**	(392)	**(540)**	(519)	**(198)**	(204)	**(2,142)**	(1,904)
Split of asset values	**%**	%	**%**	%	**%**	%	**%**	%	**%**	%
Equities	**54.4**	48.6	**56.0**	56.3	**26.4**	20.1	**58.6**	50.4	**46.4**	41.0
Bonds	**35.8**	40.3	**37.5**	38.0	**45.6**	46.2	**38.4**	43.5	**39.5**	42.0
Property	**6.0**	9.2	**3.6**	4.0	**16.9**	21.1	**-**	-	**8.3**	11.3
Other	**3.8**	1.9	**2.9**	1.7	**11.1**	12.6	**3.0**	6.1	**5.8**	5.7
Total	**100**	100	**100**	100	**100**	100	**100**	100	**100**	100

The asset values above include €3 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31st December 2009 (2008: €3 million).

Analysis of amounts included in the Consolidated Statement of Comprehensive Income

	Eurozone 2009	Eurozone 2008	Britain and Northern Ireland 2009	Britain and Northern Ireland 2008	Switzerland 2009	Switzerland 2008	United States 2009	United States 2008	Total Group 2009	Total Group 2008
Actual return less expected return on scheme assets	**35**	(252)	**40**	(112)	**25**	(69)	**13**	(44)	**113**	(477)
Experience (loss)/gain arising on scheme liabilities (present value)	**(12)**	(11)	**(5)**	(3)	**7**	1	**(3)**	(2)	**(13)**	(15)
Assumptions (loss)/gain arising on scheme liabilities (present value)	**(21)**	59	**(117)**	61	**(17)**	17	**(12)**	(3)	**(167)**	134
Asset limit adjustment	**-**	-	**-**	-	**-**	10	**-**	-	**-**	10
Actuarial gain/(loss) recognised	**2**	(204)	**(82)**	(54)	**15**	(41)	**(2)**	(49)	**(67)**	(348)

28. Retirement Benefit Obligations continued

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income										
Actual return less expected return on scheme assets	**35**	(252)	**40**	(112)	**25**	(69)	**13**	(44)	**113**	(477)
% of scheme assets	**6.0%**	(47.5%)	**10.4%**	(37.3%)	**5.0%**	(14.7%)	**9.8%**	(38.3%)	**7.0%**	(33.7%)
Experience (loss)/gain arising on scheme liabilities (present value)	**(12)**	(11)	**(5)**	(3)	**7**	1	**(3)**	(2)	**(13)**	(15)
% of scheme liabilities (present value)	**1.5%**	1.4%	**0.9%**	0.8%	**(1.3%)**	(0.2%)	**1.6%**	1.0%	**0.6%**	0.8%
Actuarial gain/(loss) recognised	**2**	(204)	**(82)**	(54)	**15**	(41)	**(2)**	(49)	**(67)**	(348)
% of scheme liabilities (present value)	**(0.2%)**	26.9%	**15.4%**	14.5%	**(2.9%)**	8.2%	**1.0%**	24.9%	**3.3%**	19.0%

The cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income, following transition to IFRS on 1st January 2004, is as follows:

	€m
Recognised in 2004 financial year	**(119)**
Recognised in 2005 financial year	**(86)**
Recognised in 2006 financial year	**155**
Recognised in 2007 financial year	**159**
Recognised in 2008 financial year	**(348)**
Recognised in 2009 financial year	**(67)**
Cumulative actuarial loss recognised	**(306)**

28. Retirement Benefit Obligations continued

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2009 €m	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m
Reconciliation of scheme assets (bid value)										
At 1st January	**531**	767	**300**	478	**468**	458	**115**	143	**1,414**	1,846
Movement in year										
Translation adjustment	**-**	-	**22**	(97)	**1**	51	**(5)**	6	**18**	(40)
Arising on acquisition (note 32)	**-**	-	**-**	-	**-**	10	**-**	-	**-**	10
Employer contributions paid	**27**	17	**18**	20	**15**	15	**10**	7	**70**	59
Contributions paid by plan participants	**4**	5	**2**	4	**10**	10	**-**	-	**16**	19
Benefit payments	**(48)**	(58)	**(21)**	(23)	**(35)**	(28)	**(9)**	(7)	**(113)**	(116)
Actual return on scheme assets	**70**	(200)	**63**	(82)	**45**	(48)	**22**	(34)	**200**	(364)
At 31st December	**584**	531	**384**	300	**504**	468	**133**	115	**1,605**	1,414
Reconciliation of actuarial value of liabilities										
At 1st January	**(759)**	(793)	**(372)**	(526)	**(500)**	(439)	**(197)**	(173)	**(1,828)**	(1,931)
Movement in year										
Translation adjustment	**-**	-	**(28)**	114	**-**	(51)	**7**	(10)	**(21)**	53
Arising on acquisition (note 32)	**-**	(6)	**-**	-	**-**	(12)	**-**	-	**-**	(18)
Current service cost	**(13)**	(18)	**(8)**	(11)	**(17)**	(16)	**(6)**	(6)	**(44)**	(51)
Contributions paid by plan participants	**(4)**	(5)	**(2)**	(4)	**(10)**	(10)	**-**	-	**(16)**	(19)
Benefit payments	**48**	58	**21**	23	**35**	28	**9**	7	**113**	116
Past service cost: benefit enhancements	**(11)**	2	**-**	(1)	**-**	(2)	**(1)**	-	**(12)**	(1)
Interest cost on scheme liabilities	**(42)**	(45)	**(24)**	(27)	**(17)**	(16)	**(12)**	(10)	**(95)**	(98)
Actuarial (loss)/gain arising on:										
- experience variations	**(12)**	(11)	**(5)**	(3)	**7**	1	**(3)**	(2)	**(13)**	(15)
- changes in assumptions	**(21)**	59	**(117)**	61	**(17)**	17	**(12)**	(3)	**(167)**	134
Curtailment gain	**-**	-	**1**	2	**-**	-	**23**	-	**24**	2
At 31st December	**(814)**	(759)	**(534)**	(372)	**(519)**	(500)	**(192)**	(197)	**(2,059)**	(1,828)

Anticipated employer contributions payable in the 2010 financial year (expressed using average exchange rates for 2009) amount to €65 million in aggregate; the difference between the actual employer contributions paid in 2009 and the expectation of €55 million included in the 2008 Annual Report is largely attributable to a cash payment pertaining to the benefit enhancement of €11 million in the eurozone and movements in exchange rates. Employer contributions are reflected in the reconciliation of scheme assets as paid.

	2009 €m	2008 €m	2007 €m	2006 €m	2005 €m
History of scheme assets, liabilities and actuarial gains and losses					
Bid value of assets	**1,605**	1,414	1,846	1,739	1,771
Actuarial value of liabilities (present value)	**(2,059)**	(1,828)	(1,931)	(2,001)	(2,221)
Asset limit adjustment	**-**	-	(10)	-	-
Recoverable deficit	**(454)**	(414)	(95)	(262)	(450)
Actual return less expected return on scheme assets	**113**	(477)	(61)	45	177
% of scheme assets	**7.0%**	(33.7%)	(3.3%)	2.6%	10.0%
Experience (loss)/gain arising on scheme liabilities (present value)	**(13)**	(15)	(25)	(6)	42
% of scheme liabilities (present value)	**0.6%**	0.8%	1.3%	0.3%	(1.9%)

Post-retirement healthcare benefits - sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 *Employee Benefits* is not material to the Group (with materiality defined in the context of the year-end 2009 financial statements).

29. Capital Grants

	2009 €m	2008 €m
At 1st January	**14**	11
Arising on acquisition (note 32)	**-**	2
Received	**-**	4
	14	17
Released to Consolidated Income Statement	**(2)**	(3)
At 31st December	**12**	14

30. Share Capital and Reserves

Equity Share Capital	2009		2008	
	Ordinary Shares of €0.32 each (i) €m	**Income Shares of €0.02 each (ii) €m**	Ordinary Shares of €0.32 each (i) €m	Income Shares of €0.02 each (ii) €m
Authorised				
At 1st January	**235**	**15**	235	15
Increase in authorised share capital	**85**	**5**	-	-
At 31st December	**320**	**20**	235	15
Number of Shares at 1st January ('000s)	**735,000**	**735,000**	735,000	735,000
Increase in number of Shares	**265,000**	**265,000**	-	-
Number of Shares at 31st December ('000s)	**1,000,000**	**1,000,000**	735,000	735,000
Allotted, called-up and fully paid				
At 1st January	**175**	**11**	175	11
Rights Issue (iii)	**49**	**3**	-	-
Share options and share participation schemes (iv)	**-**	**-**	-	-
Shares issued in lieu of dividends (v)	**3**	**-**	-	-
At 31st December	**227**	**14**	175	11

The movement in the number of shares (expressed in '000s) during the financial year was as follows:

	2009 Ordinary	2009 Income	2008 Ordinary	2008 Income
At 1st January	**548,502**	**548,502**	547,208	547,208
Rights Issue (iii)	**152,088**	**152,088**	-	-
Share options and share participation schemes (iv)	**-**	**-**	401	401
Shares issued in lieu of dividends (v)	**9,895**	**9,895**	893	893
At 31st December	**710,485**	**710,485**	548,502	548,502

(i) **Ordinary Shares**
The Ordinary Shares represent 93.66% of the total issued share capital.

(ii) **Income Shares**
The Income Shares, which represent 5.85% of the total issued share capital, were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8th May 2002 to cancel such elections.

(iii) **Rights Issue**
152,087,952 new Ordinary/Income Shares were issued in March 2009 at €8.40 per share under the terms of a Rights Issue on the basis of two new Ordinary/Income Shares for every seven existing Ordinary/Income Shares (excluding Treasury Shares). The aggregate nominal value of the Shares issued was €52 million and the total consideration amounted to €1.24 billion net of associated expenses.

30. Share Capital and Reserves continued

(iv) **Share schemes**

Share option schemes

Details of share options granted under the Company's share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 7 to the financial statements. Under these schemes, options over a total of 3,680,876 Ordinary Shares were exercised during the financial year (2008: 2,046,216). Of this total, 3,553,043 (2008: 1,944,501) were satisfied by the re-issue of Treasury Shares and 127,833 (2008: 82,335) by the purchase of Ordinary Shares on the market by the Employee Benefit Trust. No new shares were issued in 2009 to satisfy share options exercised during the financial year (2008: 19,380).

Share participation schemes

At 31st December 2009, 6,778,469 (2008: 6,466,707) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31st December 2009, the appropriation of 311,762 shares was satisfied by the re-issue of Treasury Shares (2008: 55,849). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 *Share-based Payment* and are hence not factored into the expense computation and the associated disclosures in note 7.

During the ten-year period commencing on 3rd May 2000, the total number of Ordinary Shares which may be issued in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v) **Shares issued in lieu of dividends**

In May 2009, 6,588,110 (2008: 893,242) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €13.83 (2008: €24.15) per share, instead of part or all of the cash element of their 2008 and 2007 final dividends. In November 2009, 3,307,480 (2008: nil) Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €17.20 per share, instead of part or all of the cash element of their 2009 interim dividend. The 2008 interim dividend was paid wholly in cash.

Preference Share Capital	5% Cumulative Preference Shares of €1.27 each (vi) €m	7% 'A' Cumulative Preference Shares of €1.27 each (vii) €m
Authorised		
At 1st January 2009 and 31st December 2009	-	1
Number of Shares at 1st January 2009 and 31st December 2009 ('000s)	**150**	**872**
Allotted, called-up and fully paid		
At 1st January 2009 and 31st December 2009	-	1
Number of Shares at 1st January 2009 and 31st December 2009 ('000s)	**50**	**872**

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(vi) **5% Cumulative Preference Shares**

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15th April and 15th October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(vii) **7% 'A' Cumulative Preference Shares**

The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% 'A' Cumulative Preference Shares are payable half-yearly on 5th April and 5th October in each year. The 7% 'A' Cumulative Preference Shares represent 0.46% of the total issued share capital.

30. Share Capital and Reserves continued

Treasury Shares/own shares	2009 €m	2008 €m
At 1st January	**(378)**	(19)
Performance Share Plan expense	**-**	7
Shares acquired by CRH plc (Treasury Shares)	**-**	(411)
Treasury/own shares re-issued	**114**	48
Shares acquired by Employee Benefit Trust (own shares)	**(2)**	(3)
Reclassification of Performance Share Plan expense	**(13)**	-
At 31st December	**(279)**	(378)

As at the balance sheet date, the total number of Treasury Shares held was 12,339,200 (2008: 16,204,005); the nominal value of these shares was €4 million (2008: €6 million). During the year ended 31st December 2009, 3,864,805 Shares were re-issued (2008: 2,000,350) to satisfy exercises and appropriations under the Group's share option and share participation schemes (see (iv) above). These re-issued Treasury Shares were previously purchased at an average price of €25.35 (2008: €23.94). No Treasury Shares were purchased during the year ended 31st December 2009 (2008: 18,204,355).

In accordance with the terms of the Performance Share Plan (see note 7), which was approved by shareholders at the 2006 Annual General Meeting, Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	Ordinary shares	
	2009	2008
At 1st January	**937,750**	937,750
Released to the participants of the Performance Share Plan	**(474,997)**	-
At 31st December	**462,753**	937,750

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €0.2 million at 31st December 2009 (2008: €0.3 million).

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Reconciliation of shares issued to proceeds shown in Consolidated Statement of Cash Flows

	2009 €m	2008 €m
Shares issued at nominal amount:		
- shares issued in respect of Rights Issue	**52**	-
- share options and share participation schemes	**-**	-
- shares issued in lieu of dividends	**3**	-
Premium on shares issued	**1,370**	28
Total value of shares issued	**1,425**	28
Shares issued in lieu of dividends (note 11)	**(148)**	(22)
Proceeds from issue of shares	**1,277**	6
Expenses paid in respect of share issues	**(40)**	-
Net proceeds from issue of shares - Consolidated Statement of Cash Flows	**1,237**	6

Share Premium

	2009 €m	2008 €m
At 1st January	**2,448**	2,420
Premium arising on shares issued	**1,370**	28
Expenses paid in respect of shares issued	**(40)**	-
At 31st December	**3,778**	2,448

31. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31st December are as follows:

	2009 **€m**	2008 €m
Within one year	**230**	240
After one year but not more than five years	**506**	548
More than five years	**358**	396
	1,094	1,184

Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2009		2008	
	Minimum payments €m	**Present value of payments €m**	Minimum payments €m	Present value of payments €m
Within one year	**5**	**4**	8	6
After one year but not more than five years	**8**	**6**	10	8
More than five years	**4**	**3**	5	5
Total minimum lease payments	**17**		23	
Less: amounts allocated to future finance costs	**(4)**		(4)	
Present value of minimum lease payments	**13**	**13**	19	19

32. Acquisition of Subsidiaries and Joint Ventures

The principal acquisitions completed during the year ended 31st December 2009 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of a 100% stake where not indicated to the contrary:

Europe Materials

Poland: Increased stake in Grupa Silikaty to 73.2% (27th August); *Portugal*: Quimipedra quarry (23rd April).

Europe Distribution

Belgium: Creyns N.V. (8th January).

Americas Materials

Kansas: Holland Corporation (11th May); *Kentucky*: Cat Daddy (29th July); *Missouri*: Hilty Quarries (2nd November), selected assets of Lafarge (30th December); *New Hampshire*: Interstate 93 (26th March); *New York*: Cleason (30th July); *Texas*: Wheeler Companies (11th December); *Utah*: Backus Pit (10th July); Burdick Paving Corporation (24th December); *West Virginia*: certain assets of Appalachian Paving Products (5th March).

Americas Distribution

Utah: Warburton Acoustical Products (11th March).

32. Acquisition of Subsidiaries and Joint Ventures continued

The identifiable net assets acquired excluding net debt assumed and including adjustments to provisional fair values were as follows:

	2009 €m	2008 €m
Assets		
Non-current assets		
Property, plant and equipment	**110**	429
Intangible assets: - goodwill	**64**	366
- excess of fair value of identifiable net assets over consideration paid	**-**	(6)
- other intangible assets	**2**	52
Investments in associates	**-**	1
Other financial assets	**-**	2
Deferred income tax assets	**4**	1
Total non-current assets	**180**	845
Current assets		
Inventories	**11**	66
Trade and other receivables	**22**	126
Total current assets	**33**	192
Equity		
Minority interest	**(4)**	4
Total equity	**(4)**	4
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	**(2)**	(82)
Retirement benefit obligations	**-**	(8)
Provisions for liabilities (stated at net present cost)	**(1)**	-
Capital grants	**-**	(2)
Total non-current liabilities	**(3)**	(92)
Current liabilities		
Trade and other payables	**(14)**	(89)
Current income tax liabilities	**-**	(12)
Provisions for liabilities (stated at net present cost)	**-**	(4)
Total current liabilities	**(14)**	(105)
Total consideration (enterprise value)	**192**	844
Consideration satisfied by		
Cash payments	**178**	837
Professional fees incurred on business combinations	**-**	8
Cash and cash equivalents acquired on acquisition	**(4)**	(68)
Net cash outflow	**174**	777
Net debt (other than cash and cash equivalents) assumed on acquisition:		
- non-current interest-bearing loans and borrowings and finance leases	**2**	9
- current interest-bearing loans and borrowings and finance leases	**1**	46
Deferred and contingent acquisition consideration (stated at net present cost)	**8**	12
Associate becoming a subsidiary (note 15)	**7**	-
Total consideration (enterprise value)	**192**	844

None of the acquisitions completed during the financial year was considered sufficiently material to warrant separate disclosure of the attributable fair values. No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial year. The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group.

32. Acquisition of Subsidiaries and Joint Ventures continued

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustment €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value €m
Non-current assets (excluding goodwill)	87	28	-	1	116
Current assets	33	1	-	(1)	33
Non-current liabilities	(2)	(1)	-	-	(3)
Current liabilities	(15)	1	-	-	(14)
Minority interest	-	(4)	-	-	(4)
Identifiable net assets acquired (excluding goodwill and net debt assumed)	103	25	-	-	128
Goodwill arising on acquisition	91	(25)	-	(2)	64
Total consideration (enterprise value)	194	-	-	(2)	192

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the acquisitions disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure.

The following table analyses the 14 acquisitions (2008: 52 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number		Goodwill		Consideration	
	2009	2008	2009 €m	2008 €m	2009 €m	2008 €m
Reportable segments						
Europe Materials	2	8	2	125	20	293
Europe Products	-	9	-	111	-	202
Europe Distribution	1	7	4	57	9	177
Americas Materials	10	19	60	32	164	101
Americas Products	-	8	-	18	-	52
Americas Distribution	1	1	-	4	1	8
	14	52	66	347	194	833

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2009 €m	2008 €m
Revenue	43	530
Cost of sales	(35)	(392)
Gross profit	8	138
Operating costs	(5)	(85)
Group operating profit	3	53
Profit on disposal of non-current assets	-	-
Profit before finance costs	3	53
Finance costs (net)	(1)	(26)
Profit before tax	2	27
Income tax expense	(1)	(8)
Group profit for the financial year	1	19

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisition date for all acquisitions effected during the year had been the beginning of that year would be as follows:

	Pro-forma 2009			
	2009 acquisitions €m	CRH Group excluding 2009 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2008 €m
Revenue	188	17,330	17,518	21,174
Group profit for the financial year	19	597	616	1,271

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 *Events after the Balance Sheet Date*. Development updates, giving details of acquisitions which do not require separate disclosure, are published in January and July each year.

33. Related Party Transactions

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 *Related Party Disclosures* pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; and the identification and compensation of key management personnel.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 66 to 71. The Group's principal subsidiaries, joint ventures and associates are disclosed on pages 124 to 129.

Sales to and purchases from, together with outstanding payables to and receivables from, subsidiaries and joint ventures are eliminated in the preparation of the Consolidated Financial Statements (either in full or to the extent of the Group's interest) in accordance with IAS 27 *Consolidated and Separate Financial Statements* and IAS 31 *Interests in Joint Ventures*. The amounts in respect of joint ventures are immaterial in the context of the year-end 2009 financial statements. Loans extended by the Group to joint ventures and associates (see note 15) are included in financial assets (whilst the Group's share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group's interests in these entities). Sales to and purchases from associates during the financial year ended 31st December 2009 amounted to €17 million (2008: €17 million) and €458 million (2008: €584 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates
In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from other related parties (being joint ventures and associates) are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm's-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 15) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company. As identified in the Report on Directors' Remuneration on pages 51 to 59, the Directors, other than the non-executive Directors, serve as executive officers of the Company. Full disclosure in relation to the 2009 and 2008 compensation entitlements of the Board of Directors is provided in the Report on Directors' Remuneration with disclosure of the share-based payment expense relating to the Board of Directors provided in note 7 to the Consolidated Financial Statements. Other than these compensation entitlements, there were no other transactions involving key management personnel.

34. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 62 to 115 in respect of the year ended 31st December 2009 on 1st March 2010.

Company Balance Sheet

as at 31st December 2009

Notes		2009 €m	2008 €m
	Non-current assets		
2	Financial assets	**491**	460
	Current assets		
3	Debtors	**7,922**	5,683
	Cash at bank and in hand	**152**	149
		8,074	5,832
	Creditors (amounts falling due within one year)		
4	Trade and other creditors	**2,814**	1,636
	Corporation tax liability	**-**	2
	Bank loans and overdrafts	**2**	1
		2,816	1,639
	Total assets less liabilities	**5,749**	4,653
	Capital and reserves		
6	Called-up share capital	**241**	186
6	Preference share capital	**1**	1
6	Share premium	**3,782**	2,452
7	Treasury Shares and own shares	**(279)**	(378)
7	Revaluation reserve	**42**	42
7	Other reserves	**118**	827
7	Profit and loss account	**1,844**	1,523
	Shareholders' funds	**5,749**	4,653

K. McGowan, M. Lee, Directors

Notes to the Company Balance Sheet

1. Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2009 and Generally Accepted Accounting Practice in the Republic of Ireland ("Irish GAAP"). The following paragraphs describe the principal accounting policies under Irish GAAP, which have been applied consistently.

Operating income and expense

Operating income and expense arises from the Company's principal activities as a holding company for the Group and is accounted for on an accruals basis.

Financial assets

Fixed asset investments, including investments in subsidiaries, are stated at cost (and at valuation at 31st December 1980 for those investments in existence at that date) less any accumulated impairments and are reviewed for impairment if there are indications that the carrying value may not be recoverable.

Foreign currencies

The reporting currency of the Company is euro. Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into euro at the rates of exchange ruling at the balance sheet date, with a corresponding charge or credit to the profit and loss account.

Share issue expenses and share premium account

Costs of share issues are written-off against the premium arising on issues of share capital.

Share-based payments

The Company has applied the requirements of FRS 20 *Share-based Payment*.

The accounting policy applicable to share-based payments is consistent with that applied under IFRS and is accordingly addressed in detail on page 68 of the Consolidated Financial Statements.

Cash flow statement

The Company has taken advantage of the exemption afforded by FRS 1 *Cash Flow Statements* not to provide a statement of cash flows.

Treasury Shares and own shares

Treasury Shares
Own equity instruments (i.e. Ordinary Shares) acquired by the Company are deducted from equity and presented on the face of the Company Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's Ordinary Shares.

Own shares
Ordinary Shares purchased by the Employee Benefit Trust on behalf of the Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Company Balance Sheet.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Company's Financial Statements in the period in which they are declared by the Company.

2. Financial Assets

The Company's investment in its subsidiaries is as follows:

	2009		
	Shares (i) **€m**	**Other €m**	**Total €m**
At 1st January 2009 at cost/valuation	**377**	**83**	**460**
Capital contribution in respect of share-based payments	**-**	**34**	**34**
Impairment	**(3)**	**-**	**(3)**
At 31st December 2009 at cost/valuation	**374**	**117**	**491**

The equivalent disclosure for the prior year is as follows:

	2008		
	Shares (i) €m	Other €m	Total €m
At 1st January 2008 at cost/valuation	251	60	311
Additions	126	-	126
Capital contribution in respect of share-based payments	-	23	23
At 31st December 2008 at cost/valuation	377	83	460

(i) The Company's investment in shares in its subsidiaries was revalued at 31st December 1980 to reflect the surplus on revaluation of certain property, plant and equipment (land and buildings) of subsidiaries. The original historical cost of the shares equated to approximately €9 million. The analysis of the closing balance between amounts carried at valuation and at cost is as follows:

	2009 €m	2008 €m
At valuation 31st December 1980	**47**	47
At cost post 31st December 1980	**327**	330
Total	**374**	377

3. Debtors

	2009 €m	2008 €m
Amounts owed by subsidiary undertakings	**7,922**	5,683

4. Trade and Other Creditors

	2009 €m	2008 €m
Amounts falling due within one year		
Amounts owed to subsidiary undertakings	**2,814**	1,636

5. Dividends Proposed (Memorandum Disclosure)

Details in respect of dividends proposed of €307 million (2008: €258 million) are presented in the dividends note (note 11) on page 83 of the notes to the Consolidated Financial Statements.

6. Called-up Share Capital

Details in respect of called-up share capital, Treasury Shares and own shares are presented in the share capital and reserves note (note 30) on pages 109 to 111 of the notes to the Consolidated Financial Statements.

7. Movement in Shareholders' Funds

	2009					
	Issued share capital	**Share premium account**	**Treasury Shares/ own shares**	**Revaluation reserve**	**Other reserves**	**Profit and loss account**
	€m	**€m**	**€m**	**€m**	**€m**	**€m**
At 1st January 2009	**187**	**2,452**	**(378)**	**42**	**827**	**1,523**
Currency translation effects	**-**	**-**	**-**	**-**	**-**	**1**
Issue of share capital (net of expenses)	**55**	**1,330**	**-**	**-**	**-**	**-**
Transfer to profit and loss account	**-**	**-**	**-**	**-**	**(750)**	**750**
Profit after tax before dividends	**-**	**-**	**-**	**-**	**-**	**10**
Treasury/own shares re-issued	**-**	**-**	**114**	**-**	**-**	**(114)**
Shares acquired by Employee Benefit Trust (own shares)	**-**	**-**	**(2)**	**-**	**-**	**-**
Share option exercises	**-**	**-**	**-**	**-**	**-**	**60**
Share-based payment expense	**-**	**-**	**-**	**-**	**28**	**-**
Reclassification of Performance Share Plan expense	**-**	**-**	**(13)**	**-**	**13**	**-**
Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(386)**
At 31st December 2009	**242**	**3,782**	**(279)**	**42**	**118**	**1,844**

	2008					
	Issued share capital	Share premium account	Treasury Shares/ own shares	Revaluation reserve	Other reserves	Profit and loss account
	€m	€m	€m	€m	€m	€m
At 1st January 2008	187	2,424	(19)	42	60	812
Currency translation effects	-	-	-	-	-	4
Issue of share capital (net of expenses)	-	28	-	-	-	-
Profit after tax before dividends	-	-	-	-	750	1,093
Shares acquired by CRH plc (Treasury Shares)	-	-	(411)	-	-	-
Treasury/own shares re-issued	-	-	48	-	-	(48)
Shares acquired by Employee Benefit Trust (own shares)	-	-	(3)	-	-	-
Share option exercises	-	-	-	-	-	31
Share-based payment expense	-	-	7	-	17	-
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(369)
At 31st December 2008	187	2,452	(378)	42	827	1,523

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies. The loss retained for the financial year dealt with in the Company Financial Statements amounted to €376 million (2008: profit retained of €1,474 million).

8. Share-based Payments

The total expense of €28 million (2008: €24 million) reflected in note 7 to the Consolidated Financial Statements attributable to employee share options and the Performance Share Plan has been included as a capital contribution in financial assets (note 2) in addition to any payments to/from subsidiaries.

9. Section 17 Guarantees

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31st December 2009 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

The Company has not guaranteed any debt or other obligations of joint ventures or associates.

Details in relation to other guarantees provided by the Company are provided in the interest-bearing loans and borrowings note (note 23) on pages 95 and 96 of the notes to the Consolidated Financial Statements.

10. Related Party Transactions

The Company has taken advantage of the exemption in FRS 8 not to disclose transactions with wholly-owned subsidiaries.

11. Approval by Board

The Board of Directors approved and authorised for issue the Company Financial Statements on pages 116 to 119 in respect of the year ended 31st December 2009 on 1st March 2010.

Shareholder Information

Dividend payments

An interim dividend of 18.5c was paid in respect of Ordinary Shares on 30th October 2009.

A final dividend of 44.0c, if approved, will be paid in respect of Ordinary Shares on 10th May 2010. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars, Capita Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Registrars to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

As the above arrangements can be inflexible for institutional shareholders, where shares are held in CREST, dividends are automatically paid in euro unless a currency election is made. CREST members should use the facility in CREST to make currency elections. Such elections must be made in respect of entire holdings as partial elections are not permissible.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5th April and 5th October. Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15th April and 15th October.

CREST

Transfer of the Company's shares takes place through the CREST system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share price data

		2009 €	2008 €
Share price at 31st December		**19.01**	16.10*
Market capitalisation		**13.3bn**	9.5bn
Share price movement			
during the year:	- high	**20.70**	24.50*
	- low	**12.55**	12.44*

* Restated for the bonus element of the 2 for 7 Rights Issue in March 2009.

Shareholdings as at 31st December 2009

Ownership of Ordinary Shares

Geographic location *	Number of shares held '000	% of total
Ireland	59,925	8
United Kingdom	107,910	15
United States	254,154	36
Europe/Other	194,077	27
Retail	82,081	12
Treasury	12,338	2
	710,485	100

* This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of shareholders	% of total	Number of shares held '000	% of total
1 - 1,000	17,261	59.25	6,217	0.87
1,001 - 10,000	10,166	34.90	29,539	4.16
10,001 - 100,000	1,360	4.67	35,077	4.94
100,001 - 1,000,000	262	0.90	82,449	11.60
Over 1,000,000	82	0.28	557,203	78.43
	29,131	100	710,485	100

Stock Exchange listings

CRH has primary listings on the Irish and London Stock Exchanges. The Group's American Depositary Shares (ADSs), each representing one Ordinary Share, are listed on the New York Stock Exchange (NYSE). The ADSs are evidenced by American Depositary Receipts.

Financial calendar

Announcement of final results for 2009	2nd March 2010
Ex-dividend date	10th March 2010
Record date for dividend	12th March 2010
Latest date for receipt of scrip forms	23rd April 2010
Interim Management Statement	5th May 2010
Annual General Meeting	5th May 2010
Dividend payment date and first day of dealing in scrip dividend shares	10th May 2010
Trading Update Statement	7th July 2010
Announcement of interim results for 2010	24th August 2010
Interim Management Statement	9th November 2010

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements, interim management statements and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

Electronic communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of General Meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting Capita Registrars.

Electronic proxy voting

Shareholders may lodge a proxy form for the 2010 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing CRH's, or Capita Registrars', website as described below. Shareholders must register for this service on-line before proxy forms can be lodged electronically.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars,
P.O. Box 7117,
Dublin 2,
Ireland.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts either by accessing CRH's website and selecting "Registrars" under "Shareholder Services" in the Investor Relations section or by accessing Capita Registrars' website, www.capitaregistrars.ie and selecting "Login to Shareholder Services" under "Online Services". This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

American Depositary Receipts (ADRs)

The ADR programme is administered by the Bank of New York Mellon and enquiries regarding ADRs should be addressed to:

BNY Mellon Shareowner Services,
P.O. Box 358516,
Pittsburgh,
PA 15252-8516,
U.S.A.
Telephone: Toll Free Number (United States residents): 1-888-269-2377
International: +1 201-680-6825
E-mail: shrrelations@bnymellon.com
Website: http://www.bnymellon.com/shareowner

Frequently Asked Questions (FAQ)

The Group's website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividend payments, electronic communications and shareholder rights. The FAQ can be accessed in the Investor Relations section of the website under "Shareholder Services".

Management

Senior Group Staff

Myles Lee
Chief Executive

Albert Manifold
Chief Operating Officer

Glenn Culpepper
Finance Director

Neil Colgan
Company Secretary

Colm Bannon
Group Technical Advisor

Maeve Carton
Head of Group Finance

Jack Golden
Group HR Director

Rossa McCann
Group Treasurer

Éimear O'Flynn
Head of Investor Relations

Pat O'Shea
Group Taxation Director

Europe

Materials

Henry Morris
Managing Director

Ken McKnight
Regional Director
Ireland and Asia

Declan Maguire
Regional Director
Europe South

Alan Connolly
Finance Director

Eamon Geraghty
Technical Director

Philip Wheatley
Development Director

John Corbett
Human Resources Director

John McKeon
Procurement Director

John Madden
Cement Operations Manager

Ireland

Jim Mintern
Country Manager
Ireland

Seamus Lynch
Managing Director
Irish Cement

Pat McCleery
Managing Director
Premier Periclase

Larry Byrne
Managing Director
Clogrennane Lime

Frank Byrne
Managing Director
Roadstone Wood Group

Mark Lowry
Managing Director
Northstone

Benelux

Jan Boon
Managing Director
Cementbouw

Poland

Owen Rowley
Country Manager

Mossy O'Connor
Cement Director

Mariusz Bogacz
Concrete Products Director

Brian Walsh
Aggs, Blacktop & Lime Director
Poland & Slovakia

Andrzej Ptak
President
Grupa Ożarów

Michal Jankowski
President
ZPW Trzuskawica

Ukraine

Michael O'Sullivan
Country Director

Finland

David Dillon
Country Manager

Kalervo Matikainen
Managing Director
Finnsementti

Lauri Kivekäs
Managing Director
Rudus

Switzerland

Urs Sandmeier
Country Manager

Spain

Sebastia Alegre
Managing Director
Beton Catalan

Turkey & Portugal

Frank Heisterkamp
Country Manager

China

Peter Buckley
Country Director

India

Oliver Mahon
Country Director

Tony Macken
Country Manager

Products & Distribution

Máirtín Clarke
Managing Director

Edwin Bouwman
Finance Director

Michael Stirling
Human Resources Director

Concrete Products

Rudy Aertgeerts
Managing Director

Kees Verburg
Finance Director

Peter Eigenhuis
Human Resources Director

Edwin van den Berg
Managing Director
Landscaping Products

Alain Kirchmeyer
Managing Director
Civil Networks

Claus Bering
Managing Director
Structural Products

Clay Products

Wayne Sheppard
Managing Director
Clay Products & Ibstock Brick

Geoff Bull
Finance Director

Jan van Ommen
Managing Director
Clay Mainland Europe

Ruud van den Akker
Managing Director
Kooy

Grzegorz Ploska
Managing Director
CRH Klinkier

Richard Lee
Managing Director
Supreme

Building Products

Marc St. Nicolaas
Managing Director

Walter de Backer
Finance Director

Peter Liesker
Human Resources Director

Dirk Vael
Managing Director
Construction Accessories–Engineered Products

Jean-Luc Bernard
Managing Director
Construction Accessories–Convenience Products

Henk Dibbets
Managing Director
Fencing & Security

Kees-Jan van 't Westeinde
Managing Director
Shutters & Barriers

Gerben Stilma
Managing Director
Insulation & Rooflight Products

Distribution

Erik Bax
Managing Director

Peter Erkamp
Finance Director

Erik de Groot
Human Resources Director

Harry Bosshardt
Managing Director
Builders Merchants Central Europe

Peter Stravers
Managing Director
Builders Merchants Benelux

Philippe Denécé
Managing Director
Builders Merchants France

Emiel Hopmans
Managing Director
DIY Europe

The Americas

Mark S. Towe
Chief Executive Officer

Michael O'Driscoll
Chief Financial Officer

Don Eshleman
Executive Vice President

Gary Hickman
Senior Vice President Tax & Risk Management

Bill Miller
Vice President & General Counsel

Brian Reilly
Vice President Finance

North America

Materials

Doug Black
Chief Executive Officer

John Keating
President & Chief Operating Officer, East

John Parson
President & Chief Operating Officer, West

Randy Lake
President Performance Group

Charles Brown
Chief Financial Officer

Pascal Convers
Senior Vice President Development

Northeast

Chris Madden
President
Northeast Division

Christian Zimmermann
President
New England North

Ciaran Brennan
President
New England South

John Cooney, Jr.
President
New York Region

George Thompson
President
Tilcon New Jersey

Central

John Powers
President
Central Division

Doug Rauh
President
Shelly

Dan Stover
President
Michigan Paving & Materials

Mid-Atlantic

Dan Cooperrider
President
Mid-Atlantic Division

Mark Snyder
President
MidA

Willie Crane
President
AMG – North

Kevin Bragg
President
AMG – South

Southeast

Rick Mergens
President
Southeast Division

Seán O'Sullivan
President
Mid-South Materials

Gary Yelvington
President
Conrad Yelvington Distributors

Robert Duke
President
Preferred Materials

John Skidmore
President
APAC Florida

Staker Parson

Scott Parson
President
Staker Parson Division

John Grunenwald
Vice President
Idaho

Randy Anderson
Vice President
Staker Parson North

Michael Kurz
Vice President
Staker Parson South

Darrell Whitney
Vice President
Western Rock Products

Northwest

Jeff Schaffer
President
Northwest Division

Rocky Mountain & Midwest

Shane Evans
President
Rocky Mountain & Midwest Division

Lane Bybee
President
North Region

Craig Lamberty
President
South Region

Jim Gauger
President
Midwest Region

Southwest

Kirk Randolph
President
Southwest Division

Raymond Lane
President
Texas Region

Chris Lodge
President
Region 1 & APAC Central

Products & Distribution

William J. Sandbrook
Chief Executive Officer

Architectural Products

Keith Haas
Chief Executive Officer

Paul Valentine
President Masonry & Hardscapes

Mike Schaeffer
Chief Financial Officer

Damian Burke
Vice President Development

Bertin Castonguay
Director, Research & Development

Georges Archambault
President
APG Canada

Steve Matsick
President
Glen-Gery

Wade Ficklin
President
APG West

John O'Neill
President
APG Northeast

Tim Ortman
President
APG South

David Maske
President
Bonsal American

Eoin Lehane
President
Oldcastle Lawn & Garden

Precast

Mark Schack
Chief Executive Officer

Bob Quinn
Chief Administrative Officer

Eric Farinha
Chief Financial Officer

George Heusel
Vice President Development

George Hand
President
Northeast Division

Jan Olsen
President
Central / Southeast Division

Ray Rhees
President
National Sales, Marketing & Engineering Group

Mike Scott
President
Western Division

Dave Steevens
President
Enclosures Division

Tab Buckner
Vice President Operational Excellence

Glass

Ted Hathaway
Chief Executive Officer

Dan Hamblen
Chief Financial Officer

Daipayan Bhattacharya
Vice President Development & Technology

Jim Avanzini
President
Architectural Glass

John B. Graham
President
Aluminum Glazing Systems

Mary Carol Witry
President
Engineered Products

MMI

Celeste Mastin
Chief Executive Officer

Bob Tenczar
Chief Financial Officer

David Clark
President
Merchants Metals

Edward Klavin
President
Meadow Burke

Elizabeth Potts
President
Ivy Steel

Distribution

Michael Lynch
Chairman

Robert Feury, Jr.
Chief Executive Officer

Ron Pilla
President
Interior Products

Donald Toth
President
Exterior Products

Frank Furia
Vice President Finance

Kevin Hawley
Vice President Development

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana & Canteras Cerro Negro

Alejandro Javier Bertrán
Business Development Manager

Benjamin Fernández
Business Development Manager

Bernardo Alamos
Managing Director
Vidrios Dell Orto & South American Glass Group

Gustavo Arona
Operations Manager
Superglass

Federico Ferro
Managing Director
Cormela

Jaime Bustamante
Managing Director
Comercial Duomo

Principal Subsidiary Undertakings as at 31st December 2009

Europe Materials

Incorporated and operating in	% held	Products and services
Britain & Northern Ireland		
Northstone (NI) Limited (including Farrans, Ready Use Concrete, R.J. Maxwell & Son, Scott (Toomebridge) Limited)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
Premier Cement Limited	100	Marketing and distribution of cement
T.B.F. Thompson (Properties) Limited	100	Property development
China		
Harbin Sanling Cement Company Limited *	100	Cement
Finland		
Finnsementti Oy	100	Cement
Rudus Oy	100	Aggregates and readymixed concrete
Ireland		
Irish Cement Limited	100	Cement
Premier Periclase Limited	100	High quality seawater magnesia
Clogrennane Lime Limited	100	Burnt and hydrated lime
Roadstone Wood Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Netherlands		
Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
Poland		
Bosta Beton Sp. z o.o.	90.3	Readymixed concrete
Cementownia Rejowiec S.A.	100	Cement
Drogomex Sp. z o.o.*	99.94	Asphalt and contract surfacing
Faelbud S.A.*	100	Readymixed concrete, concrete products and concrete paving
Grupa Ożarów S.A.	100	Cement
Grupa Prefabet S.A.*	100	Concrete products
Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
O.K.S.M. Sp. z o.o.	99.92	Aggregates
Polbruk S.A.*	100	Readymixed concrete and concrete paving
ZPW Trzuskawica S.A.	99.98	Production of lime and lime products
Spain		
Beton Catalan S.A.	100	Readymixed concrete
Cabi S.A.	99.99	Cementitious materials
Cantera de Aridos Puig Broca S.A.	99.81	Aggregates
Explotacion de Aridos Calizos S.A.	100	Aggregates
Formigo i Bigues S.A.	99.81	Aggregates
Formigons Girona S.A.	100	Readymixed concrete and precast concrete products
Suberolita S.A.	100	Readymixed concrete and precast concrete products
Tamuz S.A.	100	Aggregates
Switzerland		
JURA-Holding	100	Cement, aggregates and readymixed concrete
Ukraine		
OJSC Podilsky Cement	98.89	Cement

Europe Products & Distribution

Incorporated and operating in	% held	Products and services
Austria		
Quester Baustoffhandel GmbH	100	Builders merchants
Belgium		
Concrete Products		
Douterloigne N.V.	100	Concrete floor elements, pavers and blocks
Ergon N.V.	100	Precast concrete structural elements
Klaps N.V.	100	Concrete paving, sewerage and water treatment
Marlux Klaps N.V.	100	Decorative concrete paving
MBI Beton B.V.	100	Architectural products
Oeterbeton N.V.	100	Precast concrete
Olivier Betonfabriek N.V.	100	Architectural products
Prefaco N.V.	100	Precast concrete structural elements
Remacle S.A.	100	Precast concrete products
Schelfhout N.V.	100	Precast concrete wall elements
Clay Products		
J. De Saegher Steenhandel en Bouwspecialiteiten N.V.	100	Clay brick factors
Building Products		
Plakabeton N.V.	100	Construction accessories
Portal S.A.	100	Glass roof structures
Distribution		
Van Neerbos België N.V.	100	DIY stores
Britain & Northern Ireland		
Concrete Products		
Forticrete Limited	100	Concrete masonry products and rooftiles
Supreme Concrete Limited	100	Concrete fencing, lintels and floorbeams
Clay Products		
Ibstock Brick Limited	100	Clay brick manufacturer
Kevington Building Products Limited	100	Specialist brick fabricator
Manchester Brick and Precast Limited	100	Brick-clad precast components
Trinity Bricks Limited	100	Clay brick factors

Incorporated and operating in	% held	Products and services
Building Products		
Airvent Systems (Services) Limited	100	Smoke ventilation systems and services
Ancon Limited	100	Construction accessories
Broughton Controls Limited	100	Access control systems
Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
CRH Fencing Limited	100	Security fencing
EcoTherm Insulation (UK) Limited	100	PUR/PIR insulation
FCA Wholesalers Limited *	100	Construction accessories
Geoquip Limited	100	Perimeter intrusion detection systems
Springvale EPS Limited	100	EPS insulation and packaging
TangoRail Limited	100	Non-welded railing systems
West Midland Fencing Limited	100	Security fencing
Denmark		
Concrete Products		
Betongruppen RBR A/S	100	Paving manufacturer
CRH Concrete A/S	100	Structural products
Building Products		
ThermiSol Denmark A/S	100	EPS insulation
Finland		
Building Products		
ThermiSol Oy	100	EPS insulation
France		
Concrete Products		
Béton Moulé Industriel S.A.	99.95	Precast concrete products
Chapron Leroy S.A.S.	100	Utility products
Cinor S.A.S.	100	Structural products
Stradal S.A.S.	100	Landscape, utility and infrastructural concrete products
Building Products		
Ste. Heda S.A.	100	Security fencing
Heras Clôture S.A.R.L. *	100	Temporary fencing
Laubeuf S.A.S.	100	Glass roof structures
Plakabeton France S.A.	100	Construction accessories
Distribution		
CRH Ile de France Distribution S.A.S. *	100	Builders merchants
Germany		
Concrete Products		
EHL AG	100	Concrete paving and landscape walling products
Rhebau Rheinische Beton und Bauindustrie GmbH & Co. KG	100	Water treatment and sewerage products
Clay Products		
CRH Clay Solutions GmbH	100	Clay brick, pavers and rooftiles

Incorporated and operating in	% held	Products and services
Building Products		
Adronit GmbH	100	Security fencing and access control
EcoTherm GmbH	100	PUR/PIR insulation
Gefinex Gesellschaft für Innovative Extrusionprodukte mbH	100	XPE insulation
Greschalux GmbH	100	Domelights and ventilation systems
Hammerl GmbH & Co. KG	100	Construction accessories
Halfen GmbH	100	Metal construction accessories
Heras SKS GmbH	100	Security fencing
Jet Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
JET-Tageslicht & RWA GmbH	100	Domelights, ventilation systems and continuous rooflights
Magnetic Autocontrol GmbH	100	Vehicle and pedestrian access control systems
Syncotec Inmobilien GmbH	100	Construction accessories
Unidek Deutschland GmbH	100	EPS insulation
Distribution		
Paulsen & Bräuninger GmbH	100	Sanitary ware, heating and plumbing
Hungary		
Concrete Products		
Ferrobeton Zrt.	100	Precast concrete structural elements
Ireland		
Concrete Products		
Concrete Stair Systems Limited	100	Precast concrete products
Building Products		
Aerobord Limited	100	EPS insulation and packaging
Construction Accessories Limited *	100	Metal and plastic construction accessories
Italy		
Concrete Products		
Record S.P.A.	100	Concrete landscaping
Building Products		
Plastybeton S.R.L.	100	Construction accessories
Netherlands		
Concrete Products		
Alvon Bouwsystemen B.V.	100	Precast concrete structural elements
Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements
Dycore B.V.	100	Concrete flooring elements
Jonker Beton B.V.	100	Concrete paving products
Heembeton B.V.	100	Precast concrete structural elements
Struyk Verwo Groep B.V.	100	Concrete paving products

Principal Subsidiary Undertakings continued

Incorporated and operating in	*% held*	*Products and services*
Netherlands *continued*		
Clay Products		
Kleiwarenfabriek Buggenum B.V.	100	Clay brick manufacturer
Kleiwarenfabriek Façade Beek B.V.	100	Clay brick manufacturer
B.V. Kleiwarenfabriek Joosten	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Wessem B.V.	100	Clay brick manufacturer
Kooy Bilthoven B.V.	100	Clay brick factors
Steenfabriek Nuth B.V.	100	Clay brick manufacturer
Building Products		
Arfman Hekwerk B.V. *	100	Producer and installer of fauna and railway fencing solutions
Aluminium Verkoop Zuid B.V.	100	Roller shutter and awning systems
BIK Bouwprodukten B.V.	100	Domelights and continuous rooflights
Brakel Atmos B.V.	100	Glass roof structures, continuous rooflights and ventilation systems
EcoTherm B.V.	100	PUR/PIR insulation
Heras Nederland B.V.	100	Security fencing and perimeter protection
Mavotrans B.V.	100	Construction accessories
Unidek Group B.V.	100	EPS insulation
Unipol Holland B.V.	100	EPS granulates
Vaculux B.V.	100	Domelights
Distribution		
CRH Bouwmaterialenhandel B.V.	100	Holding company
CRH Roofing Materials B.V.	100	Roofing materials merchant
N.V.B. Bouwstoffen B.V.	100	Builders merchants
Stoel van Klaveren Bouwstoffen B.V.	100	Builders merchants
Syntec B.V.	100	Ironmongery merchants
Van Neerbos Bouwmarkten B.V.	100	DIY stores
CRH Bouwmaten B.V.	100	Cash & Carry building materials
Van Neerbos Bouwmaterialen B.V.	100	Builders merchants
Norway		
Building Products		
Halfen-Frimeda AS	100	Construction accessories
Poland		
Concrete Products		
Ergon Poland Sp. z o.o.	100	Structural products
Faelbud Prefabrykaty Sp. z o.o.*	100	Readymixed concrete, concrete products and concrete paving
Clay Products		
CERG Sp. z o.o.	67.55	Clay brick manufacturer
Cerpol Kozlowice Sp. z o.o.	99.60	Clay brick manufacturer
CRH Klinkier Sp. z o.o.*	100	Clay brick manufacturer
Gozdnickie Zaklady Ceramiki Budowlanej Sp. z o.o.*	100	Clay brick manufacturer
Krotoszyńskie Przedsiębiorstwo Ceramiki Budowlanej CERABUD S.A.	96.37	Clay blocks, bricks and rooftiles
Patoka Industries Limited Sp. z o.o.*	99.19	Clay brick manufacturer
Building Products		
Termo Organika Sp. z o.o.	100	EPS insulation
Romania		
Concrete Products		
Elpreco SA	100	Architectural products
Ergon Concrete International	100	Structural products
Slovakia		
Concrete Products		
Premac spol. s.r.o.	100	Concrete paving and floor elements
Ferrobeton Slovakia, s.r.o.	100	Precast concrete structural elements
Spain		
Building Products		
Plakabeton S.L.U.	100	Accessories for construction and precast concrete
Distribution		
JELF Brico House S.L.	94.75	Builders merchants
Sweden		
Building Products		
ThermiSol AB	100	EPS insulation
TUVAN-stängsel AB	100	Security fencing
Switzerland		
Concrete Products		
Element AG	100	Prefabricated structural concrete elements
Building Products		
U.C. Aschwanden Holding AG *	100	Construction accessories
Distribution		
BR Bauhandel AG (trading as BauBedarf, Richner, Sanmat and Sabez)	100	Builders merchants, sanitary ware and ceramic tiles
CRH Gétaz Holding AG (trading as Gétaz Romang and Miauton)	100	Builders merchants
Regusci S.A. (trading as Regusci and Reco)	100	Builders merchants

Americas Materials

Incorporated and operating in	% held	Products and services
United States		
Oldcastle Materials, Inc.	100	Holding company
APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt and related construction activities
Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Conrad Yelvington Distributors, Inc.	100	Aggregates distribution
CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
Dolomite Products Company, Inc.	100	Aggregates, asphalt and readymixed concrete
Eugene Sand Construction, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Hilty Quarries, Inc.	100	Aggregates, asphalt and related construction activities
Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities
OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
P.J. Keating Company	100	Aggregates, asphalt and related construction activities
Preferred Materials, Inc.	100	Aggregates and readymixed concrete
Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
The Shelly Company	100	Aggregates, asphalt and related construction activities
Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

Americas Products & Distribution

Incorporated and operating in	% held	Products and services
Argentina		
CRH Sudamericana S.A.	100	Holding company
Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
Cormela S.A.	100	Clay blocks
Superglass S.A.	100	Fabricated and tempered glass products
Canada		
Architectural Products Group		
Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, Oldcastle Glass and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches and custom fabricated and tempered glass products
Glass Group		
Oldcastle Glass Engineered Products Canada, Inc.	100	Architectural-rated operable windows and curtain wall
Xemax International, Inc. (trading as Antamex International)	100	Architectural curtain wall
Chile		
Vidrios Dell Orto, S.A.	99.9	Fabricated and tempered glass products
Comercial Duomo Limitada	81	Wholesaler and retailer of specialised building products
United States		
CRH America, Inc.	100	Holding company
Oldcastle, Inc.	100	Holding company
Oldcastle Building Products, Inc.	100	Holding company
Architectural Products Group		
Big River Industries, Inc.	100	Lightweight aggregates and fly-ash
Bonsal American, Inc.	100	Pre-mixed products and specialty stone products
Oldcastle Surfaces, Inc.	100	Custom fabrication and installation of countertops
Glen-Gery Corporation	100	Clay bricks
Northfield Block Company (trading as Bend-Northfield)	100	Specialty masonry, hardscape and patio products
Oldcastle Architectural, Inc.	100	Holding company
Oldcastle APG Midwest, Inc. (trading as 4D Schusters and Miller Rhino Materials)	100	Specialty masonry, hardscape and patio products
Oldcastle APG Northeast, Inc. (trading as Anchor Concrete Products, Arthur Whitcomb, Betco Supreme, Domine Builders Supply, Foster-Southeastern, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
Oldcastle APG South, Inc. (trading as Adams Products, Georgia Masonry Supply)	100	Specialty masonry, hardscape and patio products

Incorporated and operating in	*% held*	*Products and services*
United States continued		
Oldcastle APG Texas, Inc. (trading as Custom-Crete, Custom Stone Supply, Jewell Concrete Products)	100	Specialty masonry and stone products, hardscape and patio products
Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sierra Building Products, Superlite Block)	100	Specialty masonry, hardscape and patio products
Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone
Oldcastle Coastal, Inc.	100	Patio products
Distribution Group		
Oldcastle Distribution, Inc.	100	Holding company
Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs, acoustical tile and grid
A.L.L. Roofing & Building Materials Corp.	100	Distribution of roofing and related products
AMS Holdings, Inc.	100	Distribution of drywall, acoustical ceiling systems, metal studs and commercial door solutions
Arzee Acquisition Corp. (trading as Arzee Supply)	100	Distribution of roofing, siding and related products
Mahalo Acquisition Corp. (trading as G. W. Killebrew)	100	Distribution of roofing and related products
Glass Group		
Antamex (US), Inc.	100	Architectural curtain walls
Oldcastle Glass, Inc.	100	Custom fabricated architectural glass
Oldcastle Glass Engineered Products, Inc.	100	Engineered aluminium glazing systems and integrated building envelope solutions
Construction Accessories, Fencing and Welded Wire Reinforcement		
Merchants Metals Holding Company	100	Holding company
MMI Products, Inc. (trading as Merchants Metals, Meadow Burke and ADC Manufacturing)	100	Fabrication and distribution of metal products including fencing, welded wire reinforcement and concrete accessories; distribution of plastic, lumber and other metal products
Ivy Steel & Wire, Inc.	100	Welded wire reinforcement manufacturer
Precast Group		
Oldcastle Precast, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Principal Joint Venture Undertakings as at 31st December 2009

Incorporated and operating in	*% held*	*Products and services*
Europe Materials		
India		
My Home Industries Limited	50	Cement
Ireland		
Kemek Limited *	50	Commercial explosives
Portugal		
Secil-Companhia Geral de Cal e Cimento, S.A. *	48.99	Cement, aggregates, concrete products, mortar and readymixed concrete
Turkey		
Denizli Çimento Sanayii T.A.Ş.	50	Cement and readymixed concrete
Europe Products & Distribution		
Belgium		
Building Products		
Jackon Insulation N.V.	49	XPS insulation
Germany		
Building Products		
Jackon Insulation GmbH *	49.20	XPS insulation
Distribution		
Bauking AG *	47.82	Builders merchants, DIY stores
France		
Distribution		
Doras S.A. *	57.85	Builders merchants
Ireland		
Building Products		
Williaam Cox Ireland Limited	50	Glass construction, continuous rooflights and ventilation systems
Netherlands		
Distribution		
Bouwmaterialenhandel de Schelde B.V.	50	DIY stores
Portugal		
Distribution		
Modelo Distribuição de Materials de Construção S.A. *	50	Cash & Carry building materials
Americas Materials		
American Cement Company, LLC *	50	Cement
Bizzack Construction LLC *	50	Construction
Boxley Aggregates of West Virginia, LLC *	50	Aggregates
Cadillac Asphalt, LLC *	50	Asphalt

Principal Associated Undertakings as at 31st December 2009

Incorporated and operating in	*% held*	*Products and services*
Europe Materials		
China		
Jilin Yatai Group Building Materials Investment Company Limited *	26	Cement
Israel		
Mashav Initiating and Development Limited	25	Cement
Spain		
Corporación Uniland S.A. *	26.3	Cement, aggregates, readymixed concrete and mortar
Europe Products & Distribution		
France		
Distibution		
Samse S.A. *	21.23	Builders merchants and DIY stores
Melin Trialis S.A.S. *	34.81	Builders merchants
Americas Materials		
Buckeye Ready Mix, LLC *	45	Readymixed concrete

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiary, joint venture and associated undertakings will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in the Republic of Ireland.

Group Financial Summary

(Figures prepared in accordance with Irish GAAP)

		1995 €m	1996 €m	1997 €m	1998 €m	1999 €m	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
Turnover including share of joint ventures		2,520	3,354	4,234	5,211	6,734	8,870	10,444	10,794	11,080	12,820
Group operating profit		224	283	349	442	676	919	1,020	1,049	1,046	1,247
Goodwill amortisation		-	-	-	(1)	(19)	(44)	(61)	(70)	(76)	(101)
Profit on disposal of fixed assets		1	1	9	11	7	13	17	16	13	11
Exceptional items		-	-	-	-	64	-	-	-	-	-
Profit on ordinary activities before interest		225	284	358	452	728	888	976	995	983	1,157
Net interest payable		(21)	(28)	(36)	(43)	(93)	(191)	(173)	(139)	(118)	(140)
Profit on ordinary activities before taxation		204	256	322	409	635	697	803	856	865	1,017
Taxation on profit on ordinary activities		(42)	(58)	(76)	(100)	(152)	(194)	(217)	(227)	(218)	(247)
Taxation on exceptional items		-	-	-	-	(26)	-	-	-	-	-
Profit on ordinary activies after taxation		162	198	246	309	457	503	586	629	647	770
Employment of capital											
Fixed assets											
- Tangible assets		895	1,236	1,519	2,288	3,226	4,551	5,150	5,004	5,145	5,320
- Intangible asset - goodwill		-	-	-	138	629	955	1,153	1,154	1,475	1,443
- Financial assets		118	127	132	53	66	104	316	275	349	702
Net working capital	(a)	133	255	313	512	608	915	1,040	1,078	1,116	1,244
Other liabilities	(b)	(13)	(25)	(61)	(286)	(430)	(470)	(479)	(443)	(429)	(429)
Total		1,133	1,593	1,903	2,705	4,099	6,055	7,180	7,068	7,656	8,280
Financed as follows											
Equity shareholders' funds		868	1,056	1,308	1,553	2,201	3,074	4,734	4,747	4,758	5,217
Preference share capital		1	1	1	1	1	1	1	1	1	1
Minority shareholders' equity interest		12	13	14	285	37	36	135	111	90	82
Capital grants		12	11	11	20	19	17	16	14	13	11
Deferred tax		49	70	104	116	172	307	400	485	486	528
Net debt	(c)	189	442	465	730	1,669	2,620	1,894	1,710	2,308	2,441
Convertible capital bonds	(d)	2	-	-	-	-	-	-	-	-	-
		1,133	1,593	1,903	2,705	4,099	6,055	7,180	7,068	7,656	8,280
Purchase of tangible assets		109	150	147	232	360	430	452	367	402	520
Acquisitions and investments		164	532	241	604	1,421	1,605	1,080	992	1,615	922
Total		273	682	388	836	1,781	2,035	1,532	1,359	2,017	1,442
Depreciation and goodwill amortisation		81	104	129	166	275	395	497	526	534	596
Earnings per share after goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.0	87.5	102.6	104.0	107.5	109.9	129.8
Earnings per share before goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.3	91.6	111.6	114.8	119.5	122.8	147.1
Dividend per share (cent)	(e)	9.49	10.64	12.21	14.08	16.43	18.73	20.74	22.90	25.34	29.76
Cash earnings per share (cent)	(e),(f)	55.9	67.1	80.2	100.3	145.4	184.0	192.7	198.2	201.4	231.2
Dividend cover (times)	(g)	3.9	4.1	4.3	4.6	5.3	5.5	5.0	4.7	4.3	4.4

Notes to Irish GAAP financial summary data

(a) Excluding bank advances and cash and liquid investments which are included under net debt (see note (c) below).

(b) Including deferred and contingent acquisition consideration due after more than one year and provisions for liabilities and charges and excluding deferred tax.

(c) Net debt represents the sum of loans (including finance leases) and overdrafts falling due within one year, bank loans (including finance leases) falling due after more than one year less cash and liquid investments.

(d) Including supplemental interest.

(e) Per share amounts for 1995 to 2004 have been restated for the bonus element of the Rights Issue in March 2009.

(f) Cash earnings per share equals the sum of profit for the year attributable to ordinary shareholders, depreciation and goodwill amortisation divided by the average number of Ordinary Shares outstanding for the year.

(g) Excluding exceptional net gains in 1999.

Group Financial Summary

(Figures prepared in accordance with IFRS)

		Restated 2004 €m	2005 €m	2006 €m	2007 €m	2008 €m	**2009 €m**
Revenue		12,755	14,449	18,737	20,992	20,887	**17,373**
Group operating profit		1,220	1,392	1,767	2,086	1,841	**955**
Profit on disposal of non-current assets		11	20	40	57	69	**26**
Profit before finance costs		1,231	1,412	1,807	2,143	1,910	**981**
Finance costs		(264)	(297)	(407)	(473)	(503)	**(419)**
Finance revenue		118	138	155	170	160	**122**
Group share of associates' profit after tax		19	26	47	64	61	**48**
Profit before tax		1,104	1,279	1,602	1,904	1,628	**732**
Income tax expense		(232)	(273)	(378)	(466)	(366)	**(134)**
Group profit for the financial year		872	1,006	1,224	1,438	1,262	**598**
Employment of capital							
Non-current and current assets							
Property, plant and equipment		5,831	6,824	7,480	8,226	8,888	**8,535**
Intangible assets		1,774	2,252	2,966	3,692	4,108	**4,095**
Investments in associates/other financial assets		292	635	651	652	870	**1,090**
Net working capital	(h)	1,540	1,944	2,420	2,469	2,650	**1,991**
Other liabilities - current and non-current	(i)	(1,035)	(1,243)	(1,099)	(869)	(1,126)	**(1,084)**
Total		8,402	10,412	12,418	14,170	15,390	**14,627**
Capital and reserves excluding preference share capital		4,944	6,194	7,062	7,953	8,086	**9,636**
Preference share capital		1	1	1	1	1	**1**
Minority interest		34	39	41	66	70	**73**
Capital grants		13	12	10	11	14	**12**
Net deferred income tax liability		652	718	812	976	1,128	**1,182**
Net debt	(j)	2,758	3,448	4,492	5,163	6,091	**3,723**
Total		8,402	10,412	12,418	14,170	15,390	**14,627**
Purchase of property, plant and equipment		551	652	832	1,028	1,039	**532**
Acquisitions and investments		1,019	1,298	2,311	2,227	1,072	**458**
Total		1,570	1,950	3,143	3,255	2,111	**990**
Depreciation of property, plant and equipment (including impairments)		516	556	664	739	781	**794**
Amortisation of intangible assets (including impairments)		4	9	25	35	43	**54**
Earnings per share after amortisation of intangible assets (cent)	(k)	147.5	168.3	202.2	236.9	210.2	**88.3**
Earnings per share before amortisation of intangible assets (cent)	(k)	148.1	170.0	206.5	242.7	217.4	**96.3**
Dividend per share (cent)	(k)	29.76	35.17	46.89	61.31	62.22	**62.50**
Cash earnings per share (cent)	(k),(l)	236.1	263.7	317.5	365.1	348.9	**214.7**
Dividend cover (times)	(m)	5.0	4.8	4.3	3.9	3.4	**1.4**

Notes to IFRS financial summary data

(h) Represents the sum of inventories and trade and other receivables (included in current assets) less trade and other payables (included in current liabilities).

(i) Represents the sum of current income tax liabilities, current and non-current provisions for liabilities, non-current trade and other payables and retirement benefit obligations.

(j) Represents the sum of current and non-current interest-bearing loans and borrowings and derivative financial instrument liabilities less the sum of liquid investments, cash and cash equivalents and current and non-current derivative financial instrument assets.

(k) Per share amounts for restated 2004 to 2008 have been restated for the bonus element of the Rights Issue in March 2009.

(l) Cash earnings per share represents profit attributable to equity holders of the Company less preference dividends paid plus depreciation of property, plant and equipment and amortisation of intangible assets, including impairments, where applicable, divided by the average number of Ordinary Shares outstanding for the year.

(m) Represents earnings per Ordinary Share divided by dividends per Ordinary Share.

Index

Notes

Notes

This report is printed on paper manufactured
to the highest environmental standards.
The wood pulp comes from forests that are
being continuously replanted.

Designed and produced by Lunt McIntyre –
proud to be associated with CRH and its
subsidiaries for 50 years.

Printed by The Printed Image.



The International Building Materials Group

CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone: +353 1 404 1000
Fax: +353 1 404 1007
E-mail: mail@crh.com

Website: www.crh.com

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone: +353 1 634 4340
Fax: +353 1 676 5013
E-mail: crh42@crh.com

Gotthard Base Tunnel is part of the Swiss Alp Transit project, also known as the New Railway Link through the Alps. With a planned length of 57 km it will, on completion, be the longest railway/road tunnel in the world. Planning for the project started in 1993 with mechanical excavation commencing in 2003. The project features two separate tunnels containing one track each. Final break-through is expected in Winter 2010 with an opening date planned for 2017. Jura Cement, a CRH company, under contract to ARGE AGN, has to date (2003-2009) delivered circa 215,000 tonnes of cement to this project.